Exhibit 10.24

EXECUTION VERSION

$225,000,000

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of August 31, 2006,

among

BRODER BROS., CO.,

as

THE LEAD BORROWER

FOR THE BORROWERS NAMED HEREIN

THE GUARANTORS PARTY HERETO,

as Guarantors,

THE LENDERS PARTY HERETO

and

BANK OF AMERICA, N.A.

as Administrative Agent, Collateral Agent, Issuing Bank and Swingline Lender

JPMORGAN CHASE BANK, N.A.

as Syndication Agent

COMERICA BANK

GENERAL ELECTRIC CAPITAL CORPORATION

LASALLE BANK MIDWEST

as Co-Documentation Agents

BANC OF AMERICA SECURITIES, LLC

as Sole Lead Arranger and Bookrunner,

i

ANNEXES

Annex I	Applicable Margin
Annex II	Seasonal Overadvance Applicable Margin
Annex III	Amortization Table
Annex IV	Lenders and Commitments

SCHEDULES

Schedule 1.01(a)	Existing Letters of Credit
Schedule 1.01(b)	Refinancing Indebtedness To Be Repaid
Schedule 1.01(c)	Subsidiary Guarantors
Schedule 3.03	Governmental Approvals; Compliance with Laws
Schedule 3.05(b)	Real Property
Schedule 3.06	Subsidiaries
Schedule 3.07(a)	Litigation
Schedule 3.07(b)	Compliance with Laws
Schedule 3.16	Environmental Matters
Schedule 3.17	Insurance
Schedule 3.19	Supply Contracts
Schedule 5.14	Post-Closing Matters
Schedule 6.01(b)	Existing Indebtedness
Schedule 6.02(c)	Existing Liens
Schedule 6.04(b)	Existing Investments
Schedule 6.07	Transaction with Affiliates

EXHIBITS

Exhibit A-1	Form of Administrative Questionnaire
Exhibit A-2	Form of Compliance Certificate
Exhibit A-3	Form of LC Request
Exhibit B	Form of Assignment and Acceptance
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Interest Election Request
Exhibit E	Form of Joinder Agreement
Exhibit F	Form of Landlord Lien Waiver and Access Agreement
Exhibit H-1	Form of Revolving Note
Exhibit H-2	Form of Swingline Note
Exhibit I-1	Form of Perfection Certificate
Exhibit I-2	Form of Perfection Certificate Supplement
Exhibit J	Form of Security Agreement
Exhibit K	Form of Opinion of Company Counsel
Exhibit L	Form of Borrowing Base Certificate

v

AMENDED AND RESTATED CREDIT AGREEMENT

This AMENDED AND RESTATED CREDIT AGREEMENT (this “Agreement”) dated as of August 31, 2006, among BRODER BROS., CO., a Michigan corporation (in such capacity, the “Lead Borrower”), the Borrowers (such term and each other capitalized term used but not defined herein having the meaning given to it in Article I) and Subsidiary Guarantors, the Lenders, BANC OF AMERICA SECURITIES LLC, as sole lead arranger and bookrunner (in such capacity, “Arranger”), BANK OF AMERICA, N.A., as administrative agent and collateral agent for the Secured Parties, Swingline Lender and Issuing Bank, JPMorgan Chase Bank, N.A., as Syndication Agent (the “Syndication Agent”), and Comerica Bank, General Electric Capital Corporation and LaSalle Bank Midwest, as Co-Documentation Agents (the “Co-Documentation Agents”).

WITNESSETH:

WHEREAS, the Lead Borrower entered into that certain Credit Agreement (“Existing Credit Agreement”) dated as of September 22, 2003 with, among others, the lenders party thereto, UBS AG Stamford Branch, as administrative agent and The CIT Group/Commercial Services, Inc., as collateral agent.

WHEREAS, the Lead Borrower, on behalf of the Borrowers, has requested that the Lenders amend and restate the Existing Credit Agreement, to provide for, among other things, credit in the form of Revolving Loans at any time and from time to time prior to the Revolving Maturity Date, in an aggregate principal amount at any time outstanding not in excess of $225.0 million.

WHEREAS, the Lead Borrower, on behalf of the Borrowers, has requested that the Swingline Lender make Swingline Loans, at any time and from time to time prior to the Revolving Maturity Date, in an aggregate principal amount at any time outstanding not in excess of $25.0 million.

WHEREAS, the Lead Borrower, on behalf of the Borrowers, has requested that the Issuing Bank issue letters of credit, in an aggregate face amount at any time outstanding not in excess of $25.0 million, to support payment obligations incurred in the ordinary course of business by the Lead Borrower and its Subsidiaries.

WHEREAS, the proceeds of the Loans are to be used in accordance with Section Section 5.08.

WHEREAS, UBS AG Stamford Branch is contemporaneously herewith resigning as administrative agent and The CIT Group/Commercial Services, Inc. Branch is contemporaneously herewith resigning as collateral agent, and the Lenders, with the consent of the Lead Borrower, have agreed to appoint Bank of America, N.A., as administrative agent and collateral agent.

NOW, THEREFORE, the Lenders are willing to extend such credit to the Borrowers and the Issuing Bank is willing to issue letters of credit for the account of the Borrowers on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree that the Existing Credit Agreement shall be amended and restated in its entirety to read as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, is used when such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Prime Rate.

“ABR Revolving Borrowing” shall mean a Borrowing comprised of ABR Revolving Loans.

“ABR Revolving Loan” shall mean any Revolving Loan bearing interest at a rate determined by reference to the Prime Rate in accordance with the provisions of Article II.

“Accounting Changes” shall have the meaning assigned to such term in Section 1.04.

“Accounts” shall mean all “accounts,” as such term is defined in the UCC as in effect on the date hereof in the State of New York, in which any Person now or hereafter has rights.

“Account Debtor” shall mean any Person who may become obligated to another Person under, with respect to, or on account of, an Account.

“Acquired EBITDA” means, with respect to any entity or business acquired in a Permitted Acquisition for any period, the amount for such period of Consolidated EBITDA of such entity or business (determined as if references to the Lead Borrower (or the extent applicable, Future Holding Company) and the Subsidiaries in the definition of Consolidated EBITDA were references to such entity or business and its Subsidiaries), all as determined on a consolidated basis for such entity or business.

“Acquisition Consideration” shall mean the purchase consideration for any Permitted Acquisition and all other payments paid to or for the benefit of the seller by the Borrowers or any of their Subsidiaries in exchange for, or as part of, any Permitted Acquisition, whether paid in cash or by exchange of Equity Interests or of assets or otherwise and whether payable at or prior to the consummation of such Permitted Acquisition or deferred for payment at any future time, whether or not any such future payment is subject to the occurrence of any contingency, and which represents the purchase price and any assumptions of Indebtedness, “earn-outs” and other agreements to make any payment the amount of which is, or the terms of payment of which are, in any respect subject to or contingent upon the revenues, income, cash flow or profits (or the like) of any Person or business (valued in mutual agreement between Administrative Agent and Lead Borrower).

“Acquisition Pro Forma” shall have the meaning assigned to such term in the definition of “Permitted Acquisition.”

“Acquisition Projections” shall have the meaning assigned to such term in the definition of “Permitted Acquisition.”

“Acquisition Related Indebtedness” shall mean with respect to the Investment set forth in item 1 of Schedule 6.04(b) or any Permitted Acquisition, without duplication, (a) all Indebtedness incurred or assumed by any Borrower and/or any of its Subsidiaries in connection with such acquisition and (b) all Indebtedness pertaining to the acquired Person or Property which remained outstanding upon giving effect to the consummation of such acquisition.

“Adjusted LIBOR Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period, (a) an interest rate per annum (rounded upward, if necessary, to the next 1/100 of 1%) determined by the Administrative Agent to be equal to the LIBOR Rate for such Eurodollar Borrowing in effect for such Interest Period divided by (b) 1 minus the Statutory Reserves (if any) for such Eurodollar Borrowing for such Interest Period. The Adjusted LIBOR Rate will be adjusted automatically as to all Eurodollar Borrowings then outstanding as of the effective date of any change in the Statutory Reserve Rate.

“Administrative Agent” shall mean Bank of America and includes each other Person appointed as the successor pursuant to Article X.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.05(b).

“Administrative Questionnaire” shall mean an Administrative Questionnaire in the form of Exhibit A-1, or such other form as may be supplied from time to time by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided, however, that for purposes of Section 6.07, “Affiliate” shall also include any Person that directly or indirectly owns more than 10% of any class of Equity Interests of the Person specified.

“Agents” shall mean the Arranger, the Administrative Agent and the Collateral Agent.

“Agreement” shall have the meaning assigned to such term in the preamble hereto.

“Applicable Fee” shall mean, for any day, with respect to any Revolving Loan, the applicable percentage set forth in Annex I or Annex II (with respect to any portion of a Revolving Loan constituting a Seasonal Overadvance), as applicable, under the caption “Applicable Fee”.

“Applicable Law” shall means as to any Person: (a) all laws, statutes, rules, regulations, orders, codes, ordinances or other requirements having the force of law; and (b) all court orders, decrees, judgments, injunctions, enforceable notices, binding agreements and/or rulings, in each case of or by any Governmental Authority which has jurisdiction over such Person, or any property of such Person.

“Applicable Margin” shall mean, for any day, with respect to any Revolving Loan, the applicable percentage set forth in Annex I or Annex II (with respect to any portion of a Revolving Loan constituting a Seasonal Overadvance), as applicable, under the appropriate caption.

“Arranger” shall have the meaning assigned to such term in the preamble hereto.

“Asset Sale” shall mean (a) any conveyance, sale, lease, sublease, assignment, transfer or other disposition (including by way of merger or consolidation and including any sale and leaseback transaction) of any Property (including stock of any Subsidiary of a Borrower by the holder thereof) by the Borrowers or any of their Subsidiaries to any Person other than to a Borrower or any Subsidiary Guarantor (excluding (i) Inventory sold in the ordinary course of business, (ii) any sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iii) the leasing (including subleases) or licensing (including sublicensing) of Intellectual Property, personal Property or real Property in the ordinary course of business and for consideration which is not reasonably anticipated to exceed $1.0 million in any fiscal year, or the abandonment of Intellectual Property in the ordinary course of business, (iv) disposals of obsolete, uneconomical, negligible, worn out or surplus property in the ordinary course of business, (v) sales of Cash Equivalents and marketable securities), (vi) sales, transfers and dispositions as set forth on Schedule 6.05, (vii) sales, transfers, leases, exchanges, and dispositions amongst the Loan Parties so long as the Collateral Agent has a perfected first priority lien (subject only to Permitted Liens) after giving effect to such sale, transfer or disposition; and (b) any issuance or sale by any Subsidiary of a Borrower of its Equity Interests to any Person (other than to a Borrower or any Subsidiary Guarantor); provided, that Asset Sale shall not include any Casualty Event).

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an assignee, and accepted by the Administrative Agent, substantially in the form of Exhibit B, or such other form as shall be approved by the Administrative Agent.

“Attributable Indebtedness” shall mean, when used with respect to any sale and leaseback transaction, as at the time of determination, the present value (discounted at a rate equivalent to the Borrowers’ then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such sale and leaseback transaction.

“Availability Reserves” means, without duplication of any other Reserves or items that are otherwise addressed or excluded through eligibility criteria, such reserves as the Administrative Agent, from time to time determines in its Permitted Discretion.

“Bank of America” means Bank of America, N.A., a national banking association and its successors.

“Bank Products Agreement” means any agreement for services provided to any Loan Party by any Lender or any of its Affiliates (other than those constituting a Cash Management Agreement), on account of (a) credit cards, (b) purchase cards, and (c) Hedging Agreements.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as amended from time to time or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect and all rules and regulations promulgated thereunder.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Borrower” means, collectively, the Lead Borrower, the Borrowers identified on the signature pages hereto and each other Person who becomes a Borrower hereunder pursuant to Section 5.11.

“Borrowing” shall mean (a) Loans of the same Class and Type, made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect, or (b) a Swingline Loan.

“Borrowing Base” shall mean at any time, subject to adjustment as provided in Section 2.19, an amount equal to the lesser of :

(a) the sum of, without duplication:

(i) the book value of Eligible Accounts of the Loan Parties, net of Receivables Reserves, multiplied by the advance rate of 85%, plus

(ii) the lesser of (A) the advance rate of 75% multiplied by the Cost of Eligible Inventory of the Loan Parties, net of Inventory Reserves, or (B) the advance rate of 85% of the Net Recovery Cost Percentage multiplied by the Cost of Eligible Inventory, net of Inventory Reserves, of the Loan Parties, plus

(iii) during any four (4) separate thirty (30) day periods each Fiscal Year of the Loan Parties (which are not required to, but may, be consecutive periods) selected by the Lead Borrower by prior written notice (including by electronic mail) to the Administrative Agent, an amount equal to (A) 10% of the Net Recovery Cost Percentage multiplied by the Cost of Eligible Inventory, net of Inventory Reserves, of the Loan Parties, plus, (B) the book value of Eligible Accounts of the Loan Parties, net of Receivables Reserves, multiplied by 5% (collectively, the “Seasonal Overadvance”); provided, the Seasonal Overadvance shall not exceed $20.0 million at any time; minus

(iv) the Hedging Reserve, minus

(v) any Availability Reserves established from time to time by the Administrative Agent in accordance with Section 2.21;

or

(b) the Indenture Borrowing Base.

The Borrowing Base at any time shall be determined by reference to the most recent Borrowing Base Certificate theretofore delivered to the Administrative Agent and the Collateral Agent.

“Borrowing Base Certificate” shall mean an Officers’ Certificate from the Lead Borrower, substantially in the form of, and containing the information prescribed by, Exhibit L (or such other form approved by the Administrative Agent) delivered to the Administrative Agent setting forth the Borrowers’ calculation of the Borrowing Base.

“Borrowing Request” shall mean a request by the Lead Borrower, on behalf of the Borrowers, in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C, or such other form as shall be approved by the Administrative Agent.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close; provided, however, that when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” shall mean, for any period, the additions to property, plant and equipment and other capital expenditures that are (or would be) set forth in a consolidated statements of cash flows of the Loan Parties for such period prepared in accordance with GAAP; provided, that “Capital Expenditures” shall not include any such expenditures (a) which constitute a Permitted Acquisition, (b) made with the proceeds of any equity securities issued or capital contributions received by any Loan Party or any Subsidiary in connection with such capital expenditures, (c) made with the proceeds from any Casualty Event to the extent that the proceeds therefrom are utilized for Capital Expenditures within twelve months of the receipt of such proceeds, (d) made with the proceeds from any sale or other disposition of any Loan Party’s assets (other than assets constituting Collateral consisting of Inventory and Accounts and the proceeds thereof), to the extent that the proceeds therefrom are utilized for Capital Expenditures within twelve months of the receipt of such proceeds, (e) any such expenditures which constitute the purchase price of equipment purchased during such period to the extent the consideration therefore consists of any combination of (1) used for surplus equipment traded in at the time of such purchase and (2) the proceeds of a concurrent sale of used or surplus equipment, in each case, in the ordinary course of business, or (f) any such expenditures which constitute normal replacement and maintenance programs charged to current results.

“Capital Lease Obligations” means, with respect to any Person for any period, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal Property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP; for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP (except for temporary treatment of construction related expenditures under EITF 97-10, “The Effects of Lessee Involvement in Asset Construction” which will ultimately be treated as operating leases upon a sale-leaseback transaction).

“Cash Dominion Event” shall have the meaning set forth in Section 2.04(f).

“Cash Equivalents” shall mean, as to any Person: (a) securities issued, or directly, unconditionally and fully guaranteed or insured, by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition by such Person; (b) securities issued, or directly, unconditionally and fully guaranteed or insured, by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group or Moody’s Investors Services, Inc.; (c) time deposits, certificates of deposit or bankers’ acceptances of any Lender or any commercial bank having, or which is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia or any U.S. branch of a foreign bank having, capital and surplus aggregating in excess of $500.0 million and a rating of “A” (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) with maturities of not more than one year from the date of acquisition by such Person; (d) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any bank meeting the qualifications specified in clause (c) above, which repurchase obligations are secured by a valid perfected security interest in the underlying securities; (e) commercial paper issued by any Person incorporated in the United States rated at least A-1 or the equivalent thereof by Standard & Poor’s Rating Service or at least P-1 or the equivalent thereof by Moody’s Investors Service, Inc., and in each case maturing not more than one year after the date of acquisition by such Person; (f) investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (a) through (e) above; and (g) demand deposit accounts maintained in the ordinary course of business.

“Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense to extent paid in cash for such period less (i) the sum of items described in clauses (b), (c) and (g) of the definition of “Consolidated Interest Expense”, less (ii) the sum of fees paid to the Agents in connection with this Agreement and the transactions contemplated hereby and less (iii) any payments made to enter into a Hedging Agreement or Interest Rate Protection Agreement, as applicable.

“Cash Management Agreement” means any agreement evidencing one or more of the following types or services or facilities provided to any Loan Party by any Lender or any of its Affiliates: (a) ACH transactions, (b) cash management, including, without limitation, controlled disbursement services, (c) foreign exchange facilities, (d) credit cards, (e) deposit and other accounts and (f) merchant services (other than those constituting a line of credit).

“Casualty Event” shall mean, with respect to any Property (including Real Property) of any Person, any loss of title with respect to such Property (other than dispositions constituting Asset Sales and dispositions permitted under Section 6.05 hereof) or any loss of or damage to or destruction of, or any condemnation or other taking (including by any Governmental Authority) of, such Property for which such Person or any of its Subsidiaries receives insurance proceeds or proceeds of a condemnation award or other compensation. “Casualty Event” shall include, but not be limited to, any taking of all or any part of any Real Property of any Person or any part thereof, in or by condemnation or other eminent domain proceedings pursuant to any law, or by reason of the temporary requisition of the use or occupancy of all or any part of any Real Property of any Person or any part thereof by any Governmental Authority, civil or military.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq.

A “Change in Control” shall be deemed to have occurred if: (a) any “change of control” occurs under and as defined in any documentation relating to any Indebtedness in excess of $50,000,000; (b) prior to an IPO, the Permitted Holders cease to own, directly or indirectly, or to have the power to vote or direct the voting of, Voting Stock representing a majority of the voting power of the total outstanding Voting Stock of the Lead Borrower and, following the formation thereof, the Future Holding Company; (c) following an IPO, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing more than 35% of the voting power of the total outstanding Voting Stock of the Lead Borrower or following the formation thereof, the Future Holding Company; (c) following an IPO, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Lead Borrower or, following the formation thereof, the Future Holding Company (other than vacant seats, together with any new directors whose election to such Board of Directors or whose nomination for election was approved by a vote of 51% of the directors of the Person who is the subject of the IPO then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Person who is the subject of the IPO, (d) following the formation of the Future Holding Company, the Future Holding Company at any time ceases to own directly 100% of the Equity Interests of the Lead Borrower (unless the Lead Borrower is the subject of an IPO), or (e) the Lead Borrower at any time ceases to own, directly or indirectly, 100% of the Equity Interests of each other Loan Party.

“Change in Law” shall mean (a) the adoption of any Applicable Law after the date of this Agreement, (b) any change in any Applicable Law or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender or Issuing Bank (or for purposes of Section 2.12(b), by any lending office of such Lender or by such Lender’s or Issuing Bank’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement.

“Charges” shall have the meaning assigned to such term in Section 11.13.

“Chattel Paper” shall mean all “chattel paper,” as such term is defined in the UCC as in effect on the date hereof in the State of New York, in which any Person now or hereafter has rights.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Swingline Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Revolving Commitment or Swingline Commitment.

“Closing Date” shall mean the date all conditions precedent pursuant to Section 4.01 have been satisfied or waived in accordance with the terms hereunder.

“Code” shall mean the Internal Revenue Code of 1986, and the Treasury Regulations promulgated thereunder, each as amended from time to time.

“Co-Documentation Agents” has the meaning set forth in the preamble.

“Collateral” shall mean, collectively, all of the Security Agreement Collateral, the Mortgaged Real Property and all other Property of whatever kind and nature pledged as collateral under any Security Document.

“Collateral Agent” shall mean Bank of America and includes each other Person appointed as the successor pursuant to Article X.

“Commercial Letter of Credit” shall mean any letter of credit or similar instrument issued for the account of a Borrower for the benefit of a Borrower or any of its Subsidiaries, for the purpose of providing the primary payment mechanism in connection with the purchase of materials, goods or services by a Borrower or any of their Subsidiaries in the ordinary course of their businesses.

“Commitment” shall mean, with respect to any Lender, such Lender’s Revolving Commitment, LC Commitment or Swingline Commitment.

“Commitments” shall mean the aggregate sum of each Lender’s Commitment.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.05(a).

“Companies” shall mean Lead Borrower, its Subsidiaries and any Future Holding Company; and “Company” shall mean any one of them.

“Compliance Certificate” shall mean a certificate of a Financial Officer substantially in the form of Exhibit A-2 or in a form approved by the Administrative Agent.

“Consolidated Companies” shall mean the Lead Borrower (or following the formation thereof, the Future Holding Company) and its Consolidated Subsidiaries.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, adjusted, in each case only to the extent (and in the same proportion) deducted or excluded in determining such Consolidated Net Income (and with respect to the portion of Consolidated Net Income attributable to any Subsidiary of a Borrower only if a corresponding amount would be permitted at the date of determination to be distributed to a Borrower (or any acquired Person, as applicable) by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its organizational documents and all agreements, instruments, judgments, decrees, orders, statutes, rules and regulations applicable to such Subsidiary or its stockholders), by (a) adding thereto (i) the amount of Consolidated Interest Expense, (ii) provision for income taxes (including without duplication, and to the extent included in GAAP, any foreign withholding taxes, single business or unitary taxes or other similar state taxes), (iii) amortization expense, (iv) depreciation expense (including goodwill impairment charges), (v) all other non-cash charges, non-cash expenses or non-cash losses (including, but not limited to, amortization of deferred financing fees, non-cash GAAP restructuring charges, non-cash expense from any employee benefit or stock option plan, non-cash loss on sale or disposition of fixed assets, purchase accounting adjustments with respect to re-valuing assets and liabilities which reduces EBITDA and subsequent non-cash impairment charges), (vi) unusual or non-recurring charges, fees and expenses which are reasonably acceptable to the Administrative Agent, (vii) costs, fees, expenses, charges and any one time payments made related to the Investment set forth in item 1 of Schedule 6.04(b) or any Permitted Acquisition (including, without limitation, one time cash compensation charges related to the Investment set forth in item 1 of Schedule 6.04(b) or any Permitted Acquisitions to the extent identified contemporaneously with the closing of the Investment set forth in item 1 of Schedule 6.04(b) or any such Permitted Acquisition and paid within twelve months following such closing), any Indebtedness permitted under Section 6.01(o), any Investments permitted under Section 6.04(r), any Equity Issuances permitted hereunder or any disposition permitted hereunder (provided that, to the extent such costs, fees, expenses, charges and any one time payments are made to or incurred by Sponsor or its Affiliates, such amounts are set forth in the Sponsor Advisor’s Agreement as in effect on the date hereof), (viii) management fees, consulting fees, advisory fees or similar fees to Sponsor or any of its Affiliates to the extent set forth in the Sponsor Advisor’s Agreement as in effect on the date hereof, (ix) to the extent not already included in Consolidated Net Income and actually indemnified or reimbursed, any costs or expenses which are covered by indemnification or reimbursement provisions in connection with any Permitted Acquisition or permitted disposition, (provided that any such costs or expenses actually indemnified or reimbursed following such period may be added to Consolidated EBITDA at the time of actual receipt of such indemnification or reimbursement), (x) all one time compensation charges, including without limitation, stay bonuses paid to existing management and severance costs, (xi) to the extent not already included in Consolidated Net Income, proceeds from business interruption insurance, (xii) charges for inventory consulting but in no event to exceed $2,000,000 in the aggregate after the Closing Date, and (xiii) equity received from Sponsor or any Affiliate of Sponsor pursuant to Section 6.08 hereof to cure or in anticipation of a Default or Event of Default in an amount not greater than the amount necessary to ensure that the Loan Parties are in compliance with the financial covenants and (b) subtracting the aggregate amount of all non-cash items other than (A) the accrual of revenue in the ordinary course of business and in accordance with GAAP and (B) reversals of prior accruals or reserves for cash items previously excluded in accordance with GAAP from Consolidated EBITDA pursuant to clause (v) above, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of (a) (i) Consolidated EBITDA for such period minus (ii) Capital Expenditures (excluding those financed under Capital Lease Obligations) made during such period, minus (iii) all cash payments in respect of federal, state and foreign income Taxes paid during such period (net of any cash refund in respect of income taxes actually received during such period), to (b) the sum of (i) the principal amount of all scheduled amortization payments on all Indebtedness (including the principal component of all Capital Lease Obligations, payable in cash during such period, plus (ii) Cash Interest Expense paid during such period, plus (iii) Dividends paid in cash during such period, in each case determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” shall mean, for any period, without duplication, the total consolidated interest expense of the Lead Borrower (or following the formation thereof, the Future Holding Company ) and its Consolidated Subsidiaries for such period (calculated (i) without regard to any limitations on the payment thereof and (ii) including amortization of debt discount and deferred financing costs, capitalized interest, interest paid in kind, commitment fees, letter of credit fees and net amounts payable under Interest Rate Protection Agreements, appraisal fees and fees in connection with collateral audits, determined in accordance with GAAP plus, without duplication, (a) the portion of Capital Lease Obligations of the Lead Borrower (or following the formation thereof, the Future Holding Company ) and its Consolidated Subsidiaries representing the interest factor for such period, (b) imputed interest on Attributable Indebtedness, (c) cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than a Borrower or Wholly Owned Subsidiaries) in connection with Indebtedness incurred by such plan or trust, (d) all interest paid or payable with respect to discontinued operations, (e) the product of (i) all dividend payments on any series of any Preferred Stock of any Subsidiary of a Borrower (other than any Preferred Stock held by a Borrower or a Wholly Owned Subsidiary), multiplied by (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Lead Borrower (or following the formation thereof, the Future Holding Company) and its Subsidiaries, expressed as a decimal, (f) all interest on any Indebtedness of the type described in clause (f) or (k) of the definition of “Indebtedness” with respect to the Lead Borrower (or following the formation thereof, the Future Holding Company ) or any of its Subsidiaries and (g) the interest component on consulting agreements.

“Consolidated Net Income” shall mean, for any period, the consolidated net income of the Lead Borrower (or following the formation thereof, the Future Holding Company ) and its Consolidated Subsidiaries determined in accordance with GAAP, but excluding in any event (a) after-tax extraordinary gains or extraordinary losses; (b) after-tax gains or losses realized from (i) the acquisition of any securities, or the extinguishment or conversion of any Indebtedness or Equity Interest, of a Borrower or any of its Subsidiaries or (ii) any sales of assets (other than inventory in the ordinary course of business); (c) net earnings or loss of any other Person (other than a Subsidiary of a Borrower) in which the Borrowers or any Consolidated Subsidiary has an ownership interest, except (in the case of any such net earnings) to the extent such net earnings shall have actually been received by a Borrower or such Consolidated Subsidiary (subject to the limitation in clause (d) below) in the form of cash dividends or distributions; (d) the net income of any Consolidated Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Consolidated Subsidiary of its net income is not at the time of determination permitted without approval under Applicable Law or under such Consolidated Subsidiary’s organizational documents or any agreement or instrument applicable to such Consolidated Subsidiary or its stockholders; (e) gains or losses from the cumulative effect of any change in accounting principles; (f) earnings resulting from any reappraisal, revaluation or write-up or write-down of assets; and (g) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of a Borrower or any Consolidated Subsidiary or is merged into or consolidated with a Borrower or any Consolidated Subsidiary or that Person’s assets are acquired by a Borrower or such Consolidated Subsidiary (other than for the calculation of Consolidated EBITDA for covenant purposes). In addition, Consolidated Net Income shall be calculated without giving effect to (i) any write-off of deferred financing costs incurred as a result of the refinancing of Indebtedness, (ii) purchase accounting or similar adjustments required or permitted by GAAP, in connection with the Investment set forth in item 1 of Schedule 6.04(b) or any Permitted Acquisitions, (iii) any gain or loss recognized in determining consolidated net income (or net loss) for such period in respect of pension and other post-retirement benefits and (iv) any gain or loss recognized in determining consolidated net income (or loss) for such period in respect of pension assets.

“Consolidated Subsidiary” shall mean, as to any Person, all Subsidiaries of such Person which are consolidated with such Person for financial reporting purposes in accordance with GAAP.

“Contested Collateral Lien Conditions” shall mean, with respect to any Permitted Lien of the type described in clauses (a), (b) and (f) of Section 6.02, the following conditions:

(a) a Borrower shall be contesting such Lien in good faith;

(b) to the extent such Lien is in an amount in excess of $1.0 million in the aggregate with all other such Liens, the Administrative Agent shall have established a Reserve (to the extent of such Lien on Accounts and/or Inventory) with respect thereto or obtained a bond in an amount sufficient to pay and discharge such Lien and the Administrative Agent’s reasonable estimate of all interest and penalties related thereto; and

(c) only to the extent that such Lien includes Accounts, Inventory and the proceeds therefrom, such Lien shall in all respects be subject and subordinate in priority to the Lien and security interest created and evidenced by the Security Documents, except to the extent that the law or regulation creating, permitting or authorizing such Lien provides that such Lien is or must be superior to the Lien and security interest created and evidenced by the Security Documents.

“Contingent Obligation” shall mean, as to any Person, any obligation, agreement, understanding or arrangement of such Person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor; (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase Property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; (d) with respect to bankers’ acceptances and letters of credit, until a reimbursement obligation arises; or (e) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term “Contingent Obligation” shall not include (i) endorsements of instruments for deposit or collection, or (ii) standard contractual indemnities in the ordinary course of business or any product warranties or deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable, whether severally or jointly, pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Control” means the possession, directly or indirectly, of the power (a) to vote 50% or more of the securities having ordinary voting power for the election of directors (or any similar governing body) of a Person, or (b) to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative thereto.

“Cost” shall mean, as reasonably determined by the Administrative Agent in good faith, with respect to Inventory, the lower of (a) cost computed on a specific identification or first in first out basis (taking into account devaluation Reserves as set forth in Section 2.21(a) hereof) or (b) market value, provided that for purposes of the calculation of Borrowing Base, the Cost of Inventory shall not include (A) the portion of the cost of Inventory equal to the profit earned by any Affiliate on the sale thereof to any Loan Party, or (B) write ups or write downs in cost with respect to currency exchange rates.

“Credit Extension” shall mean, as the context may require, (i) the making of a Loan by a Lender or (ii) the issuance of any Letter of Credit by the Issuing Bank or the amendment; extension or renewal of any Existing Letter of Credit; provided that “Credit Extensions” shall not include conversions and continuations of outstanding Loans.

“Default” shall mean any event, occurrence or condition which is, or upon notice, lapse of any grace period or both would constitute, without cure or waiver, an Event of Default.

“Default Allocation Percentage” as to any Lender shall mean the quotient (determined as a percentage) determined as of the date of an Event of Default, whose numerator equals the principal, interest, fees and other Obligations owing to such Lender (including all advances made by such Lender following such Event of Default) plus the amount of such Lender’s marked-to-market exposure under Hedging Agreements as of such date and whose denominator equals the principal, interest, fees and other Obligations owing to all Lenders (including all advances made by the Lenders following such Event of Default) plus the amount of all Lenders’ marked-to-market exposure under Hedging Agreements as of such date.

“Default Period” shall have the meaning assigned to such term in Section 2.16(b).

“Defaulted Loan” shall have the meaning assigned to such term in Section 2.16(b).

“Defaulting Lender” shall have the meaning assigned to such term in Section 2.16(b).

“Designated Equity Issuance” shall mean an Equity Issuance as to which the Borrowers notify the Administrative Agent in writing at or prior to the issuance thereof that all Net Cash Proceeds to be derived therefrom will be used to finance any of the following purposes: (a) a Permitted Acquisition, (b) Investments otherwise permitted to be incurred in Section 6.04, (c) Capital Expenditures; (d) payments of Dividends and redemptions or purchases of the Qualified Senior Notes in excess of the amounts otherwise permitted to be incurred in Section 6.06; or (e) cure defaults with respect to financial covenants set forth in Section 6.08 to the extent permitted herein.

“Dividend” with respect to any Person shall mean that such Person has declared or paid a dividend or returned any equity capital to its stockholders or authorized or made any other distribution, payment or delivery of Property (other than common stock of such Person) or cash to its stockholders as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for a consideration any shares of any class of its Equity Interests outstanding (or any options or warrants issued by such Person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes, or shall have permitted any of its Subsidiaries to purchase or otherwise acquire for a consideration any shares of any class of the Equity Interests of such Person outstanding (or any options or warrants issued by such Person with respect to its Equity Interests). Without limiting the foregoing, “Dividends” with respect to any Person shall also include all payments made or required to be made by such Person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans or setting aside of any funds for the foregoing purposes.

“Documents” shall mean all “documents,” as such term is defined in the UCC as in effect on the date hereof in the State of New York, in which any Person now or hereafter has rights.

“Dollars” or “$” shall mean lawful money of the United States.

“Eligible Accounts” shall have the meaning assigned to such term in Section 2.19(a).

“Eligible Assignee” means a commercial bank, insurance company, or company engaged in the business of making commercial loans or a commercial finance company, which Person, together with its Affiliates, has a combined capital and surplus in excess of $1,000,000,000, or any Affiliate of any Lender under common control with such Lender, or any Lender Affiliate, provided that in any event, “Eligible Assignee” shall not include (x) any natural person, or (y) the Sponsor Group or any of their respective Affiliates.

“Eligible Inventory” shall mean, subject to adjustment as set forth in Section 2.19(b), items of Inventory of any Loan Party, as applicable, held for sale in the ordinary course (excluding packing or shipping materials or maintenance supplies).

“Environment” shall mean ambient air, surface water and groundwater (including, without limitation, potable water, navigable water and wetlands), the land surface or subsurface strata, natural resources, or as otherwise defined in any Environmental Law.

“Environmental Claim” shall mean any claim, notice, demand, order, action, suit, proceeding or other communication in each case alleging liability for investigation, remediation, removal, cleanup, response, corrective action, damages to natural resources, personal injury, Property damage, fines, penalties or other costs resulting from, related to or arising out of (i) the presence, Release or threatened Release in or into the Environment of Hazardous Material at any location or (ii) any violation of Environmental Law, and shall include, without limitation, any claim seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from, related to or arising out of the presence, Release or threatened Release of Hazardous Material or alleged injury or threat of injury to health, safety, or the Environment.

“Environmental Law” shall mean any and all Applicable Laws relating to protection of public health from environmental hazards or the Environment, or the Release or threatened Release of Hazardous Material, natural resources or natural resource damages.

“Environmental Permit” shall mean any permit, license, approval, consent or other authorization required under Environmental Law.

“Equity Interest” shall mean, with respect to any Person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or non-voting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, whether outstanding on the date hereof or issued after the Closing Date, but excluding debt securities convertible or exchangeable into such equity.

“Equity Issuance” shall mean, without duplication, any issuance or sale by the Lead Borrower or the Future Holding Company after the Closing Date of (a) any Equity Interests (including any Equity Interests issued upon exercise of any warrant or option) or any warrants or options to purchase Equity Interests or (b) any other security or instrument representing an Equity Interest (or the right to obtain any Equity Interest) in the issuing or selling Person.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Lead Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean (a) any “reportable event,” as defined in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA) in excess of $25,000,000 or such lesser amount as would be reasonably expected to result in a Material Adverse Effect, whether or not waived, the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (c) the filing pursuant to Section 412(d)

of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Lead Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Lead Borrower or any of its ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (f) the incurrence by the Lead Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal from any Plan or Multiemployer Plan in excess of $25,000,000 or such lesser amount that would reasonably be expected to result in a Material Adverse Effect; and (g) the receipt by any Company or its ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“Eurodollar Borrowing” shall mean a Borrowing comprised of Eurodollar Loans.

“Eurodollar Loan” shall mean any Eurodollar Revolving Loan.

“Eurodollar Revolving Borrowing” shall mean a Borrowing comprised of Eurodollar Revolving Loans.

“Eurodollar Revolving Loan” shall mean any Revolving Loan bearing interest at a rate determined by reference to the Adjusted LIBOR Rate in accordance with the provisions of Article II.

“Event of Default” shall have the meaning assigned to such term in Article VIII.

“Existing Credit Agreement” shall have the meaning assigned to such term in the Recitals.

“Existing Letters of Credit” means those Letters of Credit issued under the Existing Credit Agreement described on Schedule 1.01(a) hereto.

“Excess Availability” shall mean (a) the lesser of (i) the Revolving Commitments of all of the Lenders and (ii) the Borrowing Base less any amounts available to be borrowed under clause (c) of the definition of such term, in each case on the date of determination less (b) all outstanding Loans and LC Exposure less (c) all Reserves, less (d) the aggregate amount of all the outstanding and unpaid trade payables and other obligations of the Loan Parties which are not paid within 30 days past the due date according to their original terms of sale, in each case as of such date of determination, less (e) without duplication of clause (d) hereof, the amount of checks issued by any Loan Party to pay trade payables and other obligations which are not paid within 30 days past the due date according to the original terms of sale, in each case as of such date of determination, but which either have not yet been sent or are subject to other arrangements which are expected to delay the prompt presentation of such checks for payment.

“Excess Availability Requirements” shall mean Excess Availability equals or exceeds the Required Excess Availability Amount.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, and (b) in the case of a Foreign Lender (other than an assignee pursuant to a request by a Borrower under Section 2.16), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender’s failure to comply with Section 2.15(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrowers with respect to such withholding tax pursuant to Section 2.15(a) (it being understood and agreed, for the avoidance of doubt, that any withholding tax imposed on a Foreign Lender as a result of a Change in Law or regulation or interpretation thereof occurring after the time such Foreign Lender became a party to this Agreement shall not be an Excluded Tax).

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” means the Fee Letter dated as of August 31, 2006 by and among the Borrowers, the Administrative Agent and the Arranger, as amended, supplemented or replaced and in effect from time to time.

“Fees” shall mean the Commitment Fees, the Administrative Agent Fees, the Collateral Agent Fees, the LC Participation Fees and the Fronting Fees.

“Financial Officer” of any Person shall mean the Chief Financial Officer, principal accounting officer, Treasurer, Vice President of Finance, Controller or Assistant Controller of such Person.

“FIRREA” shall mean the Federal Institutions Reform, Recovery and Enforcement Act of 1989, as amended.

“Foreign Lender” shall mean any Lender that is not, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation or entity treated as a corporation created or organized in or under the laws of the United States, or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States Persons have the authority to control all substantial decisions of such trust.

“Foreign Subsidiary” shall mean a Subsidiary that is organized under the laws of a jurisdiction other than the United States or any state thereof or the District of Columbia.

“Fronting Fees” shall have the meaning assigned to such term in Section 2.05(c)(ii).

“Funding Default” shall have the meaning assigned to such term in Section 2.16(b).

“Future Holding Company” means a corporation organized under any State of the United States at any time after Closing Date which directly owns 100% of the Equity Interests of the Lead Borrower.

“GAAP” shall mean generally accepted accounting principles in effect from time to time in the United States of America which are consistent with those promulgated or adopted by the Financial Accounting Standards Board and its predecessors (or successors) in effect and applicable to that accounting period in respect of which reference to GAAP is being made.

“Governmental Authority” shall mean any federal, state, local or foreign court, central bank or governmental agency, authority, instrumentality or regulatory body.

“Governmental Real Property Disclosure Requirements” shall mean any Requirement of Law of any Governmental Authority requiring notification of the buyer, lessee, mortgagee, assignee or other transferee of any Real Property, facility, establishment or business, or notification, registration or filing to or with any Governmental Authority, in connection with the sale, lease, mortgage, assignment or other transfer (including, without limitation, any transfer of control) of any Real Property, facility, establishment or business, of the actual or threatened presence or Release in or into the Environment, or the use, disposal or handling of Hazardous Material on, at, under or near the Real Property, facility, establishment or business to be sold, leased, mortgaged, assigned or transferred.

“Guaranteed Obligations” shall have the meaning assigned to such term in Section 7.01.

“Guarantees” shall mean the guarantees issued pursuant to Article VII by the Subsidiary Guarantors.

“Guarantors” shall mean the Subsidiary Guarantors.

“Hazardous Materials” shall mean all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, mold, fungi or similar bacteria, and all other substances or wastes of any nature regulated pursuant to any Environmental Law because of their dangerous or deleterious properties, including any material listed as a hazardous substance under Section 101(14) of CERCLA.

“Hedging Agreement” shall mean any Interest Rate Protection Agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

“Hedging Reserve” shall mean a reserve determined by the Collateral Agent in its Permitted Discretion and giving effect to the aggregate amount owing to the applicable Borrower by a counterparty to a Hedging Agreement, less the amount the applicable Borrower owes such counterparty thereunder, less the aggregate amount of Property pledged to cash collateralize such obligation (other than the Collateral granted under the Loan Documents), in each case valued on a mark-to-market basis as of the last Business Day of the month (or if not available, the nearest prior Business Day for which such evaluation is available).

“Immaterial Subsidiary” means a Subsidiary of the Lead Borrower (or following the formation thereof, any Future Holding Company) for which (a) the assets of such Subsidiary constitute less than or equal to 1% of the total assets of the Lead Borrower (or such Future Holding Company) and its Subsidiaries on a consolidated basis and collectively with all Immaterial Subsidiaries, less than or equal to 5% of the total assets of the Lead Borrower (or such Future Holding Company) and its Subsidiaries on a consolidated basis, and (b) the revenues of such Subsidiary account for less than or equal to 1% of the total revenues of the Lead Borrower (or such Future Holding Company) and its Subsidiaries on a consolidated basis and collectively with all Immaterial Subsidiaries, less than or equal to 5% of the total revenues of the Lead Borrower (or such Future Holding Company) and its Subsidiaries on a consolidated basis and (c) no assets of the type included in the Borrowing Base are owned by such Subsidiary. In no event shall the Lead Borrower or any Future Holding Company be deemed an “Immaterial Subsidiary.”

“Increase Effective Date” shall have the meaning assigned to such term in Section 2.20(b).

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money or advances (other than trade payables and accrued expenses in the ordinary course of business), including any obligations which are without recourse to the credit of such Person; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person under conditional sale or other title retention agreements relating to Property purchased by such Person; (d) all obligations of such Person issued or assumed as the deferred purchase price of Property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business); (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on Property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (f) all Capital Lease Obligations, Purchase Money Obligations and synthetic lease obligations of such Person; (g) all obligations of such Person in respect of Interest Rate Protection Agreements and other Hedging Agreements to the extent required to be reflected on a balance sheet of such Person; (h) all Attributable Indebtedness of such Person; (i) all obligations for the reimbursement of any obligor in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; (j) all earn-out obligations in connection with Permitted Acquisitions but only to the extent that the contingent consideration relating thereto is not paid within thirty (30) days after the amount due is finally determined; (k) all mandatory obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interests of such Person; and (l) all Contingent Obligations of such Person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (k) above. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent that terms of such Indebtedness provide that such Person is liable therefor. Indebtedness of any Person shall not include any amounts relating to Preferred Stock required to be included in Indebtedness in accordance with GAAP, any sale-leaseback transactions to the extent the lease or sublease thereunder is not required to be recorded under GAAP as a Capital Lease, any obligations relating to overdraft protection and netting services, items that would appear as a liability on a balance sheet prepared in accordance with GAAP as a result of the application of EITF 97-10, “The Effects of Lessee Involvement in Asset Construction”.

“Indemnified Taxes” shall mean Taxes other than Excluded Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 11.03(b).

“Indenture Borrowing Base” means the “Borrowing Base” as defined in the Qualified Senior Debt Documents.

“Information” shall have the meaning assigned to such term in Section 11.12.

“Instruments” shall mean all “instruments,” as such term is defined in the UCC as in effect on the date hereof in the State of New York, in which any Person now or hereafter has rights.

“Intellectual Property” shall have the meaning assigned to such term in Section 3.05(c).

“Interest Election Request” shall mean a request by the Lead Borrower, on behalf of the Borrowers, to convert or continue a Revolving Borrowing in accordance with Section 2.08(b), substantially in the form of Exhibit D or such other form approved by Administrative Agent.

“Interest Payment Date” shall mean (a) with respect to any ABR Revolving Loan (other than a Swingline Loan), the last day of each March, June, September and December to occur during the period that such Loan is outstanding and the Revolving Maturity Date of such Loan, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Loan with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” shall mean, with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three, or six months thereafter, or, if available by all Lenders, two weeks, nine or twelve months thereafter, as the Lead Borrower, on behalf of the Borrowers, may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or similar agreement or arrangement designed to protect the Borrowers or any of their Subsidiaries against fluctuations in interest rates and not entered into for speculation.

“Inventory” shall mean all “inventory,” as such term is defined in the UCC as in effect on the date hereof in the State of New York, wherever located, in which any Person now or hereafter has rights.

“Inventory Appraisal” shall mean (a) on the Closing Date, the audit prepared by Hilco Appraisal Services, LLC dated May 25, 2006 and (b) thereafter, the most recent inventory appraisal conducted by an independent appraisal firm and delivered pursuant to Section 5.16 hereof.

“Inventory Reserves” means such reserves against Inventory as may be established from time to time by the Administrative Agent, in its Permitted Discretion.

“Investments” shall have the meaning assigned to such term in Section 6.04.

“IPO” shall mean the first underwritten public offering of Equity Interests of Lead Borrower or, following the formation thereof, the Future Holding Company after the Closing Date pursuant to a registration statement filed with the Securities and Exchange Commission in accordance with the Securities Act.

“Issuing Bank” shall mean, as the context may require, (a) Bank of America, with respect to Letters of Credit issued by it; (b) any other Lender that may become an Issuing Bank pursuant to Sections 2.18(i) and (k), with respect to Letters of Credit issued by such Lender; (c), with respect to the Existing Letters of Credit, the Lender which issued each such Letter of Credit, or (d) collectively, all of the foregoing.

“Joinder Agreement” shall mean a joinder agreement substantially in the form of Exhibit E or such other form approved by the Administrative Agent.

“Junior Permitted Acquisition Indebtedness” shall have the meaning assigned to such term in Section 6.01(o).

“Landlord Lien State” means any state in which a landlord’s claim for rent has priority by operation of Applicable Law over the lien of the Collateral Agent in any of the Collateral.

“Landlord Lien Waiver and Access Agreement” shall mean a Landlord Lien Waiver and Access Agreement, substantially in the form of Exhibit F or such other form approved by the Administrative Agent.

“LC Collateral Account” shall mean a collateral account in the form of a deposit account established and maintained by the Collateral Agent for the benefit of the Secured Parties, in accordance with the provisions of Section 9.01.

“LC Commitment” shall mean the commitment of the Issuing Bank to issue Letters of Credit pursuant to Section 2.18.

“LC Disbursement” shall mean a payment or disbursement made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” shall mean at any time the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate principal amount of all LC Disbursements that have not yet been reimbursed at such time. The LC Exposure of any Revolving Lender at any time shall mean its Pro Rata Percentage of the aggregate LC Exposure at such time.

“LC Participation Fee” shall have the meaning assigned to such term in Section 2.05(c)(i).

“LC Request” shall mean a request by the Lead Borrower, on behalf of the Borrowers, in accordance with the terms of Section 2.18(b) and substantially in the form of Exhibit A-3, or such other form as shall be approved by the Issuing Lender.

“Lead Borrower” shall have the meaning assigned to such term in the Recitals.

“Leases” means any and all leases, subleases, tenancies, concession agreements, rental agreements, occupancy agreements, access agreements, and any other agreements (including all amendments, extensions, replacements, renewals, and modifications thereof), whether or not of record, in existence, affecting the use or occupancy of all or any portion of Real Property.

“Lender Affiliate” shall mean with respect to any Lender that is a fund that invests in bank loans, any other fund that invests in commercial loans and is managed or advised by the same investment advisor as such Lender or by an Affiliate of such advisor or such advisor under common control with such Lender or advisor, as applicable.

“Lenders” shall mean (a) the financial institutions that have become a party hereto on the Closing Date (other than any such financial institution that has ceased to be a party hereto pursuant to an Assignment and Acceptance) and (b) any financial institution that has become a party hereto pursuant to an Assignment and Acceptance. Unless the context clearly indicates otherwise, the term “Lenders” shall include the Swingline Lender.

“Letter of Credit” shall mean any (a) Standby Letter of Credit and (b) Commercial Letter of Credit, in each case, issued or to be issued by an Issuing Bank for the account of a Borrower or any of its Subsidiaries pursuant to Section 2.18.

“Letter of Credit Expiration Date” shall mean the date which is five (5) Business Days prior to the Revolving Maturity Date.

“LIBOR Rate” shall mean, with respect to any Eurodollar Borrowing for any Interest Period therefor, (a) the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the page of the Telerate screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or (b) if the rate referenced in the preceding clause (a) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or (c) if the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum determined by the Administrative Agent as the rate of interest at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBO Borrowing being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America’s London Branch to major banks in the London interbank eurodollar market at their request at approximately 4:00 p.m. (London time) two Business Days prior to the first day of such Interest Period.

“Lien” shall mean, with respect to any Property, (a) any mortgage, deed of trust, lien (statutory or otherwise), pledge, encumbrance, assignment, hypothecation, security interest of any kind, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such Property and (c) in the case of securities, any purchase option, call or similar right or a third party with respects to such securities.

“Loan Documents” shall mean this Agreement, any Borrowing Base Certificate, the Letters of Credit, the Notes (if any), the Security Documents, the Fee Letters and each Hedging Agreement entered into with any counterparty that was a Lender or an Affiliate of a Lender at the time such Hedging Agreement was entered into.

“Loan Parties” shall mean the Borrowers, the Subsidiary Guarantors and any Future Holding Company.

“Loans” shall mean advances made to or at the instructions of the Lead Borrower, on behalf of the Borrowers, pursuant to Article II hereof and may constitute Revolving Loans or Swingline Loans.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Material Adverse Effect” shall mean any event, facts or circumstances which has (a) a material adverse effect on the business, Property, financial condition of the Loan Parties and their Subsidiaries, taken as a whole; or (b) a material adverse effect on the validity or enforceability of the Loan Documents, taken as a whole; or (c) a material impairment of the rights of or benefits or remedies taken as a whole (including value of Collateral and perfection and priority of Liens in favor of the Collateral Agent (for its benefit and the benefit of the other Secured Parties)) available to the Lenders or the Agents under the Loan Documents.

“Material Indebtedness” shall mean any Indebtedness (other than the Loans and Letters of Credit), of any Loan Party evidencing an aggregate outstanding principal amount exceeding $25.0 million. In all events, Indebtedness under the Qualified Senior Debt Documents shall be deemed to constitute Material Indebtedness.

“Maximum Rate” shall have the meaning assigned to such term in Section 11.13.

“Mortgage” shall mean an agreement, including, but not limited to, a mortgage, deed of trust or any other document, creating and evidencing a Lien on a Mortgaged Real Property, in form and substance reasonably acceptable to Collateral Agent and Administrative Agent.

“Mortgaged Real Property” shall mean each owned Real Property, if any, which shall be subject to a Mortgage delivered after the Closing Date pursuant to Section 5.11.

“Multiemployer Plan” shall mean a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which any Company or any ERISA Affiliate is then making or accruing an obligation to make contributions; (b) to which any Company or any ERISA Affiliate has within the preceding five plan years made contributions; or (c) with respect to which any Company could incur liability.

“Net Cash Proceeds” shall mean:

(a) with respect to any Asset Sale, the cash proceeds received by any Loan Party (including cash proceeds subsequently received (as and when received by any Loan Party) in respect of noncash consideration initially received) net of (i) selling expenses (including brokers’ fees or commissions (provided any such fees and expenses of Sponsor or its Affiliates are no more than such fees and expenses set forth in the Sponsor Advisors’ Agreement), legal, accounting and other professional and transactional fees, transfer and similar taxes and Lead Borrower’s good faith estimate of income taxes paid or payable in connection with such sale (net of any available tax credits or deductions); provided that the Administrative Agent may, in its Permitted Discretion establish an Availability Reserve in the amount of any taxes so deducted in calculating Net Cash Proceeds); (ii) amounts provided as a cash reserve, in accordance with GAAP, or amounts placed in a funded escrow, against any liabilities under any indemnification obligations or purchase price adjustments associated with such Asset Sale (provided that, to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction); (iii) the Lead Borrower’s good faith estimate of payments required to be made with respect to unassumed liabilities relating to the assets sold (provided that, to the extent such cash proceeds are not so used within 180 days of such Asset Sale, such cash proceeds shall constitute Net Cash Proceeds); and (iv) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by a senior Lien on the asset sold in such Asset Sale and which is repaid with such proceeds (other than any such Indebtedness assumed by the purchaser of such asset); and

(b) with respect to any Casualty Event, the cash insurance proceeds, condemnation awards and other compensation received in respect thereof, net of all taxes, costs and expenses incurred in connection with the collection of such proceeds, awards or other compensation and repayment of Indebtedness for borrowed money which is secured by a senior Lien on the Property subject to such Casualty Event and which is repaid with such proceeds in respect of such Casualty Event.

“Net Recovery Cost Percentage” shall mean the fraction, expressed as a percentage, (a) the numerator of which is the amount equal to the blended recovery on the aggregate amount of the Eligible Inventory at such time on a “net orderly liquidation value” basis as set forth in the most recent Inventory Appraisal received by Collateral Agent in accordance with Section 5.16, net of operating expenses, liquidation expenses and commissions reasonably anticipated in the disposition of such assets, and (b) the denominator of which is the original Cost of the aggregate amount of the Eligible Inventory subject to appraisal.

“Notes” shall mean any notes evidencing the Revolving Loans or Swingline Loans issued pursuant to this Agreement, if any, substantially in the form of Exhibit H-1 or H-2, as the case may be.

“Obligations” shall mean (a) obligations of the Borrowers and any and all of the other Loan Parties from time to time arising under or in respect of the due and punctual payment of (i) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Borrowers and any and all of the other Loan Parties under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral and (iii) all other obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Borrowers and any and all of the other Loan Parties under this Agreement and the other Loan Documents, (b) the due and punctual payment of all obligations of the Borrowers and any and all of the other Loan Parties under each Hedging Agreement entered into with any counterparty that is a Lender or an Affiliate of a Lender, and (c) all Other Liabilities.

“Officer’s Certificate” shall mean a certificate executed by the Chairman of the Board (if an officer), the Chief Executive Officer, the President, one of the Financial Officers, or a Secretary or Assistant Treasurer, each in his or her official (and not individual) capacity.

“Other Liabilities” means outstanding liabilities with respect to or arising from (a) any Cash Management Agreements and/or (b) any Bank Product Agreements.

“Other Taxes” shall mean any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies (including interest, fines, penalties and additions to tax) arising from any payment made or required to be made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

“Participant” shall have the meaning assigned to such term in Section 11.04(e).

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Perfection Certificate” shall mean a certificate in the form of Exhibit I-1 or any other form approved by the Collateral Agent, as the same shall be supplemented from time to time by a Perfection Certificate Supplement or otherwise.

“Perfection Certificate Supplement” shall mean a certificate supplement in the form of Exhibit I-2 or any other form approved by the Collateral Agent.

“Permitted Acquisition” shall mean, with respect to a Borrower or any Subsidiary Guarantor, any transaction or series of related transactions for the direct or indirect (a) acquisition of all or substantially all of the Property of any other Person, or of any business or division of any other Person; (b) acquisition of in excess of 50% of the Equity Interests of any other Person, or otherwise causing any other Person to become a Subsidiary of such Person; or (c) any merger or consolidation of such Person with any other Person or other transaction or series of transactions resulting in the acquisition of all or substantially all of the assets, or a 50% or greater interest in the Equity Interests of, any Person, in each case in any transaction or group of transactions which are part of a common plan (other than a merger, consolidation, or acquisition of assets or Equity Interests in another Loan Party), if each of the following conditions are met:

(i) the Agents receive at least 10 Days’ prior notice of such proposed Permitted Acquisition, which notice shall include a reasonably detailed description of such proposed Permitted Acquisition;

(ii) no Default or Event of Default then exists or would result therefrom;

(iii) Such acquisition shall have been approved by the Board of Directors of the Person (or similar governing body if such Person is not a corporation) which is the subject of such acquisition and such Person shall not have announced that it will oppose such acquisition or shall not have commenced any action which alleges that such acquisition will violate Applicable Law;

(iv) Any material assets acquired shall be utilized in, and if the acquisition involves a merger, consolidation or acquisition of Equity Interests, the Person which is the subject of such acquisition shall be engaged in, a business otherwise permitted to be engaged in by a Borrower under this Agreement;

(v) the Property acquired in connection with any such acquisition (to the extent that it is required to become Collateral under Section 5.11 hereof or under the Security Documents) shall be made subject to the Lien of the Security Documents on terms reasonably satisfactory to the Agents, and shall be free and clear of any Liens, other than Permitted Liens, and the Agents shall have received all opinions, certificates, lien search results and other documents reasonably requested by the Agents;

(vi) concurrent with delivery of the notice referred to in clause (i) above, the Lead Borrower shall have delivered to the Agents, in form and substance reasonably satisfactory to Administrative Agent:

(a) for Permitted Acquisitions with Acquisition Consideration in an amount less than or equal to $20.0 million, evidence that either (i) the Borrowers have Excess Availability greater than $15,000,000 before, and Excess Availability is projected to be greater than $15,000,000 for the subsequent three fiscal month ends after giving effect to, such Permitted Acquisition, or (ii) a consolidated balance sheet, income statement and cash flow statement prepared on a Pro Forma Basis for any Future Holding Company, the Borrowers and their Subsidiaries (the “Acquisition Pro Forma”), based on recent financial statements, which shall be complete and shall fairly present in all material respects the assets, liabilities, financial condition and results of operations of any Future Holding Company, the Borrowers and their Subsidiaries in accordance with GAAP consistently applied, but taking into account such Permitted Acquisition and all Acquisition Related Indebtedness arising in connection therewith, such Acquisition Pro Forma shall reflect that the Fixed Charge Coverage Ratio of the Loan Parties as of the most recent Test Period prior to the consummation of such Permitted Acquisition is no less than 1.0:1.0;

(b) for Permitted Acquisitions with Acquisition Consideration in an amount greater than $20.0 million, evidence that (i) the Borrowers have Excess Availability greater than $15,000,000 before, and Excess Availability is projected to be greater than $15,000,000 for the subsequent three fiscal month ends after giving effect to, such Permitted Acquisition, and (ii) unless Excess Availability is greater than or equal to fifteen percent (15%) of the Revolving Commitment after giving effect to such Permitted Acquisition, a consolidated balance sheet, income statement and cash flow statement prepared on a Pro Forma Basis for any Future Holding Company, the Borrowers and their Subsidiaries (the “Acquisition Pro Forma”), based on recent financial statements, which shall be complete and shall fairly present in all material respects the assets, liabilities, financial condition and results of operations of any Future Holding Company, the Borrowers and their Subsidiaries in accordance with GAAP consistently applied, but taking into account such Permitted Acquisition and all Acquisition Related Indebtedness arising in connection therewith, such Acquisition Pro Forma shall reflect that the Fixed Charge Coverage Ratio of the Loan Parties as of the most recent Test Period prior to the consummation of such Permitted Acquisition is no less than 1.0:1.0;

(c) for Permitted Acquisitions with Acquisition Consideration in an amount in excess of $20.0 million, reasonably detailed projections of balance sheets, income statements and cash flow statements covering the period commencing on the date of such Permitted Acquisition and ending on the Revolving Maturity Date reasonably satisfactory to the Administrative Agent, taking into account such Permitted Acquisition (the “Acquisition Projections”);

(d) for Permitted Acquisitions with Acquisition Consideration in an amount in excess of $20.0 million, (x) historical financial statements for the last three fiscal years of the Person to be acquired (audited if available without undue cost or delay) and unaudited financial statements thereof for the most recent interim period which are available, (y) a reasonably detailed description of all material information relating thereto and copies of all material documentation pertaining to such acquisition, and (z) all such other information and data relating to such acquisition or to the Person to be acquired as may be reasonably requested by any Agent; and

(e) a certificate of a Financial Officer of the Lead Borrower certifying that (w) upon the consummation of the Permitted Acquisition, the Loan Parties will have sufficient cash liquidity to conduct their business and pay their respective debts and other liabilities as they come due, (x) the Acquisition Pro Forma (if required to be delivered pursuant to this definition) fairly presents in all material respects the financial condition of the Loan Parties and their Subsidiaries (on a consolidated basis) as of the date thereof after giving effect to the Permitted Acquisition (y) the Acquisition Projections (if required to be delivered pursuant to this definition) are reasonable estimates of future financial performance of the Loan Parties and their Subsidiaries and the acquired Person, and (z) such acquisition complies with all of the terms of this definition.

“Permitted Discretion” shall mean the Administrative Agent’s or the Collateral Agent’s reasonable judgment exercised in good faith based upon its consideration of any factor which the Administrative Agent or Collateral Agent believes in good faith: (a) will or could adversely affect the value of any Collateral, the enforceability or priority of the Collateral Agent’s Liens thereon or the amount which the Collateral Agent and the Lenders would be likely to receive (after giving consideration to delays in payment, costs of enforcement and claims that the Administrative Agent determines in its reasonable judgment will need to be satisfied in connection with the realization upon any Collateral) in the liquidation of such Collateral; (b) suggests that any collateral report or financial information delivered to the Agents, by or on behalf of, the Borrowers is incomplete, inaccurate or misleading in any material respect; (c) materially increases the likelihood of a bankruptcy, reorganization or other insolvency proceeding involving the Borrowers or any of their Subsidiaries or any of the Collateral, or (d) takes into consideration the Loan Parties’ obligations with respect to Bank Product Agreements and Cash Management Agreements. The parties agree that there is a rebuttable presumption that the Agents have acted in good faith in their determination of Permitted Discretion.

“Permitted Holders” shall mean Sponsor and its Affiliates.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Refinancing” means any Indebtedness that replaces or refinances any other Permitted Indebtedness, as long as, after giving effect thereto (i) the principal amount of the Indebtedness outstanding at such time is not increased (except by the amount of any accrued interest, reasonable closing costs, expenses, fees, and premium paid in connection with such extension, renewal or replacement), (ii) the result of such refinancing of or replacement shall not be an earlier maturity date or decreased weighted average life, (iii) the holders of such refinancing Indebtedness are not afforded covenants, defaults, rights or remedies, taken as a whole, which are materially more burdensome to the obligor or obligors than those contained in the Indebtedness being extended, renewed or replaced, (iv) the obligor or obligors under any such refinancing Indebtedness and the collateral, if applicable, granted pursuant to any such refinancing Indebtedness are the same (or in the case of collateral, the same or less than) as the obligor(s) and collateral under the Indebtedness being extended, renewed or replaced, (v) the subordination, to the extent applicable, and other material provisions of the refinancing Indebtedness are no less favorable to the Lenders than those terms of the Indebtedness being refinanced, and (vi) the refinancing Indebtedness is not exchangeable or convertible into any other Indebtedness which does not comply with clauses (i) through (v) above.

“Person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership or government, or any agency or political subdivision thereof.

“Plan” shall mean any “employee pension benefit plan” as such term is defined in Section 3(2) of ERISA (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA which is maintained or contributed to by any Company or its ERISA Affiliate or with respect to which any Company could incur liability (including, without limitation, under Section 4069 of ERISA).

“Post-Acquisition Period” means, with respect to any Permitted Acquisition, the period beginning on the date such Permitted Acquisition is consummated and ending on the last day of the sixth full consecutive fiscal quarter immediately following the date on which such Permitted Acquisition is consummated.

“Preferred Stock” shall mean, with respect to any Person, any and all preferred or preference Equity Interests (however designated) of such Person whether now outstanding or issued after the Closing Date.

“Prime Rate” means, as to any Borrowing, for any day, the higher of: (a) the variable annual rate of interest then most recently announced by Bank of America at its head office in Charlotte, North Carolina as its “Prime Rate”; and (b) the Federal Funds Effective Rate in effect on such day plus  1/2 of 1% (0.50%) per annum. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate being charged to any customer. The Prime Rate is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. If for any reason the Administrative Agent shall have reasonably determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, including the inability or failure of the Administrative Agent to obtain sufficient quotations thereof in accordance with the terms hereof, the Prime Rate shall be determined without regard to clause (b) of the first sentence of this definition, until the circumstances giving rise to such inability no longer exist. Any change in the Prime Rate due to a change in Bank of America’s Prime Rate or the Federal Funds Effective Rate shall be effective on the effective date of such change in Bank of America’s Prime Rate or the Federal Funds Effective Rate, respectively.

“Prior Lien” shall have the meaning assigned to such term in the applicable Security Document.

“Pro Forma Adjustment” means, for any period for which the financial covenants are measured that includes all or any part of a fiscal quarter included in any Post-Acquisition Period, with respect to the Acquired EBITDA of the applicable entity or business acquired in a Permitted Acquisition or the Consolidated EBITDA of the Loan Parties, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Borrowers in good faith (which projections shall be reasonably satisfactory to the Administrative Agent) as a result of (a) action taken during such Post-Acquisition Period for the purposes of realizing reasonable identifiable and factually supportable cost savings or (b) any additional costs incurred during such Post-Acquisition Period, in each case in connection with the combination of the operations of such entity or business with the operations of the Borrowers (or the extent applicable, Future Holding Company) and the Subsidiaries; provided that, so long as such actions are taken during such Post-Acquisition Period or such costs are incurred during such Post-Acquisition period, as applicable, the cost savings related to such actions or such additional costs, as applicable, it may be assumed, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that such cost savings will be realized during the entirety of such period, or such additional costs, as applicable, will be incurred during the entirety of such period; provided further that any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for cost savings or additional costs already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, for such period.

“Pro Forma Basis” means, in respect of a Specified Transaction, that such Specified Transaction and the following transactions in connection therewith shall be deemed to have occurred as of the first day of the applicable period of measurement in such covenant: (a) income statement items (whether positive or negative) attributable to the property or Person subject to such Specified Transaction, (i) in the case of a Permitted Acquisition or permitted Investment described in the definition of “Specified Transaction”, shall be included and (ii) in the case of a disposition of all or substantially all of the assets of or all of the Equity Interests of any Subsidiary of a Borrower or any division or product line of a Borrower or any of its Subsidiaries, shall be excluded, (b) any retirement of Indebtedness, and (c) any Indebtedness incurred or assumed by a Borrower or any of its Subsidiaries in connection therewith and if such Indebtedness has a floating or formula rate, shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination.

“Pro Rata Percentage” of any Revolving Lender at any time shall mean the percentage of the total Revolving Commitment represented by such Lender’s Revolving Commitment.

“Property” shall mean any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including Equity Interests or other ownership interests of any Person and whether now in existence or owned or hereafter entered into or acquired, including, without limitation, all Real Property.

“Purchase Money Obligation” shall mean, for any Person, the obligations of such Person in respect of Indebtedness incurred for the purpose of financing all or any part of the purchase price of any Property (including Equity Interests of any Person) or the cost of installation, construction or improvement of any Property or assets and any refinancing thereof; provided, however, that such Indebtedness is incurred within 90 days after such acquisition of such Property by such Person.

“Qualified Senior Note Agreement” shall mean (a) that certain Indenture dated as of September 22, 2003 pursuant to which the Qualified Senior Notes are issued, substantially in the form delivered to the Lenders, with such changes thereto as are agreed by the Arranger and thereafter amended from time to time pursuant to the requirements of this Agreement and (b) any Supplemental Indentures (which comply with the debt incurrence and fixed charge coverage tests in such Indenture described in clause (a)), the proceeds of which shall be used to consummate a Permitted Acquisition.

“Qualified Senior Debt Documents” shall mean the Qualified Senior Notes, the Qualified Senior Note Agreement, and all other documents executed and delivered with respect to the Qualified Senior Notes or the Qualified Senior Note Agreement.

“Qualified Senior Notes” shall mean Lead Borrower’s 11 1/4 % Senior Notes due October 15, 2010 issued pursuant to the Qualified Senior Note Agreement.

“Real Property” shall mean, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned, leased or operated by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other Property and rights incidental to the ownership, lease or operation thereof.

“Receivables Reserves” means such reserves as may be established with respect to Accounts from time to time by the Administrative Agent, in its Permitted Discretion.

“Register” shall have the meaning assigned to such term in Section 11.04(c).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the Environment.

“Required Excess Availability Amount” shall mean $20.0 million (or if the Commitments are increased in accordance with the provisions of Section 2.20, an amount equal to no less than 8% of the aggregate Revolving Commitments).

“Required Lenders” shall mean, at any time, Lenders having Revolving Commitments aggregating more than 50% of the aggregate Revolving Commitments, or if the Revolving Commitments have been terminated, Lenders whose percentage of Revolving Exposure represents at least a majority of the sum of all Revolving Exposure.

“Requirements of Law” shall mean, collectively, any and all requirements of any Governmental Authority including any and all Applicable Laws.

“Reserves” means all (if any) Receivables Reserves, Inventory Reserves and Availability Reserves.

“Response” shall mean (a) “response” as such term is defined in CERCLA, 42 U.S.C. § 9601(24), and (b) all other actions required by any Governmental Authority or voluntarily undertaken to: (i) clean up, remove, treat, abate or in any other way address any Hazardous Material in the environment; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material; or (iii) perform studies and investigations in connection with, or as a precondition to, clause (i) or (ii) above.

“Responsible Officer” of any corporation shall mean any executive officer or Financial Officer of such corporation and any other officer or similar official thereof with responsibility for the administration of the obligations of such corporation in respect of this Agreement.

“Revolving Availability Period” shall mean the period from and including the Closing Date to but excluding the earlier of the Revolving Maturity Date and the date of termination of the Revolving Commitments.

“Revolving Borrowing” shall mean a Borrowing comprised of Revolving Loans.

“Revolving Commitment” shall mean, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans hereunder up to the amount set forth on Schedule I, or in the Assignment and Acceptance pursuant to which such Lender assumed its Revolving Commitment, as applicable, as the same may be (a) reduced from time to time pursuant to Section 2.07 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 11.04. The aggregate amount of the Lenders’ Revolving

Commitments on the Closing Date is $225.0 million. The aggregate amount of the Lenders’ Revolving Commitments may be increased as set forth in Section 2.20.

“Revolving Exposure” shall mean, with respect to any Lender at any time, the aggregate principal amount at such time of all outstanding Revolving Loans of such Lender, plus the aggregate amount at such time of such Lender’s LC Exposure, plus the aggregate amount at such of such Lender’s Swingline Exposure.

“Revolving Lender” shall mean a Lender with a Revolving Commitment.

“Revolving Loans” shall mean a Loan made by the Lenders to the Borrowers pursuant to Section 2.01(a).

“Revolving Maturity Date” shall mean August 31, 2011.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002, as amended.

“Seasonal Overadvance” shall have the meaning ascribed to such term in the definition of “Borrowing Base”.

“Secured Parties” shall mean, collectively, the Administrative Agent, the Collateral Agent, each other Agent, the Lenders, and, to the extent provided in the Security Agreement, each party to a Bank Products Agreement (including, without limitation, any Hedging Agreement) or a Cash Management Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Agreement” shall mean a Security Agreement substantially in the form of Exhibit J among the Loan Parties and Collateral Agent for the benefit of the Secured Parties.

“Security Agreement Collateral” shall mean all Property pledged or granted as collateral pursuant to the Security Agreement delivered on the Closing Date or thereafter pursuant to Section 5.11.

“Security Documents” shall mean the Security Agreement, the Mortgages, the Perfection Certificate and each other security document or pledge agreement delivered in accordance with applicable local or foreign law to grant a valid, perfected security interest in any Property, and all UCC or other financing statements or instruments of perfection required by this Agreement, the Security Agreement or any Mortgage to be filed with respect to the security interests in Property and fixtures created pursuant to the Security Agreement or any Mortgage and any other document or instrument utilized to pledge as collateral for the Obligations any Property of whatever kind or nature.

“Settlement Date” has the meaning set forth in Section 2.23(b).

“Special Agent Advance” shall have the meaning assigned to such term in Section 10.11.

“Specified Default” means the occurrence of any Event of Default specified in Article VIII, clauses (a), (b), (c) (but only with respect to any representation made or deemed to be made by or on behalf of any Loan Party in any Borrowing Base Certificate or any certificate of a Financial Officer accompanying any financial statement), (d) (but only with respect to Section 2.04(f), Section 5.04, Section 5.07, Section 5.08, Section 5.15 or Section 6.08), (g) or (h).

“Specified Transaction” means (a) any disposition of all or substantially all the assets of or all the Equity Interests of any Subsidiary or of any division or product line of a Borrower or any of its Subsidiaries, (b) any Permitted Acquisition, (c) the Investment set forth in item 1 of Schedule 6.04(b), (d) any proposed incurrence of Indebtedness or (e) the proposed making of a Dividend permitted hereunder.

“Sponsor” shall mean Bain Capital Partners, LLC and its respective Affiliates.

“Sponsor Advisors’ Agreement” means that certain Amended and Restated Advisory Agreement, dated as of September 22, 2003, between Sponsor and Lead Borrower, as in effect on the date hereof.

“Sponsor Group” means the Sponsor and the Sponsor Related Parties.

“Sponsor Related Parties” means, with respect to any Person, (a) any Controlling stockholder or partner (including in the case of an individual Person who possesses Control, the spouse or immediate family member of such Person provided such Person retains Control of the voting rights, by stockholders agreement, trust agreement or otherwise of the Equity Interests owned by such spouse or immediate family member) or 80% (or more) owned Subsidiary, or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a 51% or more Controlling interest of which consist of such Person and/or such Persons referred to in the immediately preceding clause (a).

“Standby Letter of Credit” shall mean any standby letter of credit or similar instrument issued for the purpose of supporting (a) workers’ compensation liabilities of a Borrower or any of its Subsidiaries, (b) the obligations of third-party insurers of a Borrower or any of its Subsidiaries arising by virtue of the laws of any jurisdiction requiring third-party insurers to obtain such letters of credit, or (c) performance, payment, deposit or surety obligations of a Borrower or any of its Subsidiaries if required by law or governmental rule or regulation or in accordance with custom and practice in the industry.

“Statutory Reserves” shall mean, for any Interest Period for any Eurodollar Borrowing, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period under Regulation D by member banks of the United States Federal Reserve System in New York City with deposits exceeding one billion Dollars against “Eurodollar liabilities” (as such term is used in Regulation D). Eurodollar Borrowings shall be deemed to constitute Eurodollar liabilities and to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to any Lender under Regulation D.

“Subsidiary” shall mean, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other Person (a) of which securities or other ownership interests representing more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent. Unless otherwise set forth herein, references in this Agreement to “Subsidiary” shall mean the Borrowers’ (and any Future Holding Company’s) direct and indirect Subsidiaries.

“Subsidiary Guarantor” shall mean each domestic Subsidiary listed on Schedule 1.01(c), and each other domestic Subsidiary (other than any Immaterial Subsidiary) that is or becomes a party to this Agreement as a “Subsidiary Guarantor” pursuant to Section 5.11.

“Survey” shall mean a survey of any Mortgaged Real Property (and all improvements thereon) (a) prepared by a surveyor or engineer licensed to perform surveys in the state where such Mortgaged Real Property is located, (b) dated (or redated) not earlier than six months prior to the date of delivery thereof unless there shall have occurred within six months prior to such date of delivery any exterior construction on the site of such Mortgaged Real Property, in which event such survey shall be dated (or redated) after the completion of such construction or if such construction shall not have been completed as of such date of delivery, not earlier than 30 days prior to such date of delivery, (c) certified by the surveyor (in a manner reasonably acceptable to the Administrative Agent) to the Administrative Agent, the Collateral Agent and the Title Company, (d) complying in all respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date of preparation of such survey and (e) sufficient for the Title Company to remove all standard survey exceptions from the title insurance policy (or commitment) relating to such Mortgaged Real Property and issue the endorsements reasonably requested by Collateral Agent.

“Swingline Commitment” shall mean the commitment of the Swingline Lender to make loans pursuant to Section 2.17, as the same may be reduced from time to time pursuant to Section 2.07 or Section 2.17.

“Swingline Exposure” shall mean at any time the aggregate principal amount at such time of all outstanding Swingline Loans. The Swingline Exposure of any Revolving Lender at any time shall equal its Pro Rata Percentage of the aggregate Swingline Exposure at such time.

“Swingline Lender” shall mean Bank of America.

“Swingline Loan” shall mean any Loan made by the Swingline Lender pursuant to Section 2.17.

“Syndication Agent” has the meaning set forth in the preamble.

“Tax Return” shall mean all returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes or any amendments thereof or thereto.

“Tax Sharing Agreements” shall mean all tax sharing, tax allocation and other similar agreements entered into by any Future Holding Company, a Borrower or any Subsidiary of a Borrower.

“Taxes” shall mean (a) any and all present or future taxes, duties, levies, fees, imposts, assessments, deductions, withholdings or other charges, whether computed on a separate, consolidated, unitary, combined or other basis and any and all liabilities (including interest, fines, penalties or additions to tax) with respect to the foregoing, and (b) any transferee, successor, joint and several, contractual or other liability (including, without limitation, liability pursuant to Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. law)) in respect of any item described in clause (a).

“Test Period” shall mean, at any time, the four consecutive fiscal quarters of the Loan Parties then last ended (in each case taken as one accounting period) for which financial statements have been or are required to be delivered to the Administrative Agent pursuant to Section 5.01(a) or (b).

“Title Company” shall mean any title insurance company as shall be retained by the Lead Borrower and reasonably acceptable to the Administrative Agent.

“Title Policy” shall have the meaning assigned to such term in Section 4.01(k)(ii).

“Transactions” shall mean, collectively, the transactions to occur on or prior to the Closing Date pursuant to the Loan Documents, including (a) the execution and delivery of the Loan Documents and the initial borrowings hereunder; and (b) the payment of all fees and expenses to be paid on or prior to the Closing Date and invoiced and owing in connection with the foregoing.

“Treasury Regulation” means the regulations promulgated under the Code.

“Type” when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBOR Rate or the Prime Rate.

“UCC” shall mean the Uniform Commercial Code as in effect in the applicable state or jurisdiction.

“Voting Stock” shall mean any class or classes of Equity Interests of the Lead Borrower pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of the Lead Borrower.

“Wholly Owned Subsidiary” shall mean, as to any Person, (a) any corporation 100% of whose Equity Interests (other than directors’ qualifying shares or nominal shares required to be held by someone other than such Person under Applicable Law) is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person and/or one or more Wholly Owned Subsidiaries of such Person have a 100% equity interest at such time.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.02 Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Eurodollar Loan”) or by Class and Type (e.g., a “Eurodollar Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Eurodollar Borrowing”) or by Class and Type (e.g., a “Eurodollar Revolving Borrowing”).

Section 1.03 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any Loan Document, agreement, instrument of other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (g) references to “knowledge” of any Loan Party means the actual knowledge of a Responsible Officer.

Section 1.04 Accounting Terms; GAAP. (a) Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with GAAP as in effect from time to time and all terms of an accounting or financial nature shall be construed in accordance with GAAP. In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Lead Borrower and the Administrative Agent agree to enter into negotiations in order to amend such provisions of this Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the Loan Parties’ financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrowers and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the Securities and Exchange Commission (or successors thereto or agencies with similar functions).

(b) Notwithstanding anything to the contrary contained herein, financial ratios and other financial calculations pursuant to this Agreement shall, following any Specified Transaction, be calculated on a Pro Forma Basis with Pro Forma Adjustments. In addition, the financial ratios and related definitions set forth in the Loan Documents shall be computed to exclude (i) the effect of purchase accounting adjustments, including the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs in connection with any Permitted Acquisition or any merger, consolidation or similar transaction not prohibited by this Agreement), (ii) the application of FAS 133, FAS 150 or FAS 123r (to the extent that the pronouncements in FAS 123r result in recording an equity award as a liability on the Consolidated balance sheet of the Parent and its Subsidiaries in the circumstance where, but for the application of the pronouncements, such award would have been classified as equity), (iii) any mark-to-market adjustments to any derivatives (including embedded derivatives contained in other debt or equity instruments under FAS 133), (iv) any non-cash compensation charges resulting from the application of FAS 123r and (v) the application of FAS 146.

Section 1.05 Certifications.

All certifications to be made hereunder by an officer or representative of a Loan Party shall be made by such person in his or her capacity solely as an officer or a representative of such Loan Party, on such Loan Party’s behalf and not in such person’s individual capacity.

Section 1.06 Rounding. Any financial ratios required to be maintained by the Borrowers pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.07 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.08 Letter of Credit Amounts. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the maximum face amount of such Letter of Credit (including any amendments thereto) after giving effect to all increases thereof contemplated by such Letter of Credit, whether or not such maximum face amount is in effect at such time.

ARTICLE II

THE CREDITS

Section 2.01 Commitments and Borrowing Base Determination.

(a) Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly, to make Revolving Loans to the Borrowers, at any time and from time to time after the Closing Date until the earlier of one Business Day prior to the Revolving Maturity Date and the termination of the Commitment of such Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in such Lender’s Revolving Exposure exceeding the lesser of (A) such Lender’s Revolving Commitment, and (B) such Lender’s Pro Rata Percentage multiplied by the Borrowing Base then in effect. Within the limits set forth above and subject to the terms, conditions and limitations set forth herein, the Borrowers may borrow, pay or prepay and reborrow Revolving Loans.

(b) The Administrative Agent shall (i) promptly notify the Lead Borrower in writing (including via e-mail) whenever it determines that the Borrowing Base set forth on a Borrowing Base Certificate differs from the Borrowing Base, (ii) discuss the basis for any such deviation and any changes proposed by the Lead Borrower, including the reasons for any impositions of or changes in Reserves or any change in advance rates with respect to Eligible Accounts (in the Administrative Agent’s Permitted Discretion and subject to Section 2.19(a)) or eligibility criteria, with the Lead Borrower, (iii) consider, in the exercise of its Permitted Discretion, any additional factual information provided by the Lead Borrower relating to the determination of the Borrowing Base and (iv) promptly notify the Lead Borrower of its decision with respect to any changes proposed by the Lead Borrower. Pending a decision by the Administrative Agent to make any requested change, the initial determination of the Borrowing Base by the Administrative Agent shall continue to constitute the Borrowing Base.

Section 2.02 Loans.

(a) Each Loan (other than Swingline Loans) shall be made as part of a Borrowing consisting of Loans made by the Lenders ratably in accordance with their applicable Commitments; provided that the failure of any Lender to make any Loan shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). Except for Loans deemed made pursuant to Section 2.02(f), Loans (other than Swingline Loans) comprising any Borrowing shall be in an aggregate principal amount that is (i) (A) in the case of ABR Revolving Loans, integral multiples of $100,000 and (B) in the case of Eurodollar Loans, an integral multiple of $250,000 and not less than $1.0 million, or (ii) equal to the remaining available balance of the applicable Revolving Commitments.

(b) Subject to Sections 2.11 and 2.12, each Borrowing shall be comprised entirely of ABR Revolving Loans or Eurodollar Loans as the Lead Borrower, on behalf of the Borrowers, may request pursuant to Section 2.03. Each Lender may at its option make any Eurodollar Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement. Borrowings of more than one Type may be outstanding at the same time; provided further that the Lead Borrower, on behalf of the Borrowers, shall not be entitled to request any Borrowing that, if made, would result in more than ten Eurodollar Borrowings outstanding hereunder at any one time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.

(c) Except with respect to Loans made pursuant to Section 2.02(f), each Lender shall make each Loan (other than Swingline Loans) to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to such account in New York City as the Administrative Agent may designate not later than 3:00 p.m., New York City time, and the Administrative Agent shall promptly credit the amounts so received to an account as directed by the Lead Borrower, on behalf of the Borrowers, in the applicable Borrowing Request maintained with the Administrative Agent or, if a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met or waived, return the amounts so received to the respective Lenders.

(d) Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (c) above, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount. If the Administrative Agent shall have so made funds available then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, such Lender and the Borrowers severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrowers until the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrowers, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, a rate determined by the Administrative Agent to represent its cost of overnight or short-term funds (which determination shall be conclusive absent manifest error). If such Lender shall repay to the Administrative Agent such corresponding amount, such amount shall constitute such Lender’s Loan as part of such Borrowing for purposes of this Agreement.

(e) Notwithstanding any other provision of this Agreement, the Lead Borrower, on behalf of the Borrowers, shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Revolving Maturity Date.

(f) If the Issuing Bank shall not have received from the Lead Borrower, on behalf of the Borrowers, the payment required to be made by Section 2.18(e) within the time specified in such Section, the Issuing Bank will promptly notify the Administrative Agent of the LC Disbursement and the Administrative Agent will promptly notify each Revolving Lender of such LC Disbursement and its Pro Rata Percentage thereof. Each Revolving Lender shall pay by wire transfer of immediately available funds to the Administrative Agent on such date (or, if such Revolving Lender shall have received such notice later than 12:00 (noon), New York City time, on any day, not later than 11:00 a.m., New York City time, on the immediately following Business Day), an amount equal to such Lender’s Pro Rata Percentage of such LC Disbursement (it being understood that such amount shall be deemed to constitute an ABR Revolving Loan of such Lender, and such payment shall be deemed to have reduced the LC Exposure), and the Administrative Agent will promptly pay to the Issuing Bank amounts so received by it from the Revolving Lenders. The Administrative Agent will promptly pay to the Issuing Bank any amounts received by it from the Borrowers pursuant to Section 2.18(e) prior to the time that any Revolving Lender makes any payment pursuant to this paragraph (f); any such amounts received by the Administrative Agent thereafter will be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made such payments and to the Issuing Bank, as their interests may appear. If any Revolving Lender shall not have made its Pro Rata Percentage of such LC Disbursement available to the Administrative Agent as provided above, such Lender and the Borrowers severally agree to pay interest on such amount, for each day from and including the date such amount is required to be paid in accordance with this paragraph (f) to but excluding the date such amount is paid, to the Administrative Agent for the account of the Issuing Bank at (i) in the case of the Borrowers, a rate per annum equal to the interest rate applicable to Revolving Loans pursuant to Section 2.06(a), and (ii) in the case of such Lender, for the first such day, the Federal Funds Effective Rate, and for each day thereafter, the Prime Rate.

Section 2.03 Borrowing Procedure. To request a Revolving Borrowing, the Lead Borrower, on behalf of the Borrowers, shall notify the Administrative Agent of such request by telecopy or electronic transmission (if arrangements for doing so have been approved by the Administrative Agent, which approval shall not be unreasonably withheld, conditioned or delayed) or telephone (promptly confirmed by telecopy) (i) in the case of a Eurodollar Borrowing, not later than 1:00 p.m., New York City time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Revolving Borrowing (other than Swingline Loans), not later than 1:00 p.m., New York City time, on the Business Day of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable, subject to Section 2.10 and 2.11, and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Lead Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(a) the aggregate amount of such Borrowing;

(b) the date of such Borrowing, which shall be a Business Day;

(c) whether such Borrowing is to be an ABR Revolving Borrowing or a Eurodollar Borrowing;

(d) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(e) the location and number of the account to which funds are to be disbursed, which shall comply with the requirements of Section 2.02; and

(f) that the conditions set forth in Section 4.02(b) and (c) are satisfied or waived as of the date of the notice.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Revolving Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Revolving Borrowing, then the Lead Borrower shall be deemed to have selected an Interest Period of one month’s duration (subject to the proviso in clause (d) above). Promptly following receipt of a Borrowing Request in accordance with this Section 2.03, the

Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04 Evidence of Debt; Repayment of Loans.

(a) The Borrowers hereby unconditionally promise to pay (i) to the Administrative Agent for the account of each Revolving Lender, the then unpaid principal amount of each Revolving Loan of such Lender on the Revolving Maturity Date and (ii) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the Revolving Maturity Date.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement. The Lead Borrower shall be entitled to review records of such accounts with prior reasonable notice during normal business hours.

(c) The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Type and Class thereof and the Interest Period applicable thereto; (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder; and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender. The Lead Borrower shall be entitled to review records of such accounts with prior reasonable notice during normal business hours.

(d) The entries made in the accounts maintained pursuant to paragraphs (b) and (c) above shall be prima facie evidence of the existence and amounts of the obligations therein recorded absent manifest error; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrowers to repay the Loans in accordance with their terms.

(e) Any Lender may request that Loans of any Class made by it be evidenced by a promissory note. In such event, the Borrowers shall promptly prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) substantially in the form of Exhibit H-1 or H-2, as the case may be. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 11.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered permitted assigns).

(f) All funds held by the Borrowers or any other Loan Party (other than petty cash accounts funded in the ordinary course of business, the deposits in which shall not aggregate more than $3,000,000 or exceed $25,000 with respect to any one account (or in each case, such greater amounts to which the Administrative Agent may agree), and payroll, trust and tax withholding accounts funded in the ordinary course of business and required by Applicable Law) shall be deposited in one or more bank or investment accounts, subject to account control agreements in form and substance reasonably satisfactory to Collateral Agent, and, following the occurrence and during the continuance of a Specified Default or if, at any fiscal month end, the Excess Availability Requirements are not met (each, a “Cash Dominion Event”), shall be applied on a daily basis to the repayment of the Swingline Loans and, thereafter, to any Revolving Loans which become due, without a reduction in the Commitments until (i) such Specified Default is cured and waived and/or (ii) Excess Availability has exceeded the Excess Availability Requirements for one fiscal month end, provided, that a Cash Dominion Event may not be so cured on more than two (2) occasions in any period of 365 consecutive days.

Section 2.05 Fees.

(a) Commitment Fee. The Borrowers agree to pay to the Administrative Agent for the account of each Lender (except as otherwise provided in Section 2.16(b)) a commitment fee (a “Commitment Fee”), equal to the Applicable Fee per annum on the average daily unused amount of each Commitment of such Lender during the period from and including the Closing Date to but excluding the date on which such Commitment terminates. Accrued Commitment Fees shall be payable in arrears in the case of Commitment Fees in respect of the Revolving Commitments, on the last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof; provided, however, the amount earned, due and payable on the first such date shall be pro-rated for the number of days from the Closing Date to and including the first payment date. All Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing Commitment Fees with respect to Revolving Commitments, a Revolving Commitment of a Lender shall be deemed to be used to the extent of the outstanding Revolving Loans and LC Exposure of such Lender (and the Swingline Exposure of such Lender shall be disregarded for such purpose).

(b) Administrative Agent Fees. The Borrowers agree to pay to the Administrative Agent, for its own account, the fees set forth in the Fee Letters or such other fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent (the “Administrative Agent Fees”).

(c) LC and Fronting Fees. The Borrowers agree to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee (“LC Participation Fee”) with respect to its participations in Letters of Credit, which shall accrue at a rate equal to (and, in the case of Commercial Letters of Credit, 50% of) the Applicable Margin from time to time used to determine the interest rate on Eurodollar Revolving Loans pursuant to Section 2.06, as described on Annex I attached hereto, on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date on which such Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank a fronting fee (“Fronting Fee”), which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank’s standard and reasonable fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder as agreed among the Lead Borrower and the Issuing Lender from time to time. LC Participation Fees and Fronting Fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Closing Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand (including documentation reasonably supporting such request). Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within 10 days after written demand (together with backup documentation supporting such reimbursement request). All LC Participation Fees and Fronting Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(d) All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders (other than Defaulting Lenders), except that the Fronting Fees shall be paid directly to the Issuing Bank. Once paid, none of the Fees shall be refundable under any circumstances.

Section 2.06 Interest on Loans.

(a) Subject to the provisions of Section 2.06(c), the Loans comprising each ABR Revolving Borrowing, including each Swingline Loan, shall bear interest at a rate per annum equal to the Prime Rate plus the Applicable Margin in effect from time to time.

(b) Subject to the provisions of Section 2.06(c), the Loans comprising each Eurodollar Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBOR Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin in effect from time to time.

(c) Notwithstanding the foregoing, effective upon written notice from the Administrative Agent (at the direction of the Required Lenders) during a Specified Default, (a) all Obligations shall bear interest, after as well as before judgment, at a per annum rate equal to (i) in the case of principal of any Loan, 2% in excess of the rate in effect from time to time, (ii) in the case of LC Participating Fees, 2% plus the otherwise applicable rate thereof, or (iii) in the case of any other amount, 2% plus the rate in effect from time to time applicable to ABR Revolving Loans as provided in paragraph (a) of this Section 2.06.

(d) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that (i) interest accrued pursuant to paragraph (c) of this Section 2.06 shall be payable on demand and, absent demand, on each Interest Payment Date and upon termination of the Revolving Commitments, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan prior to the end of the Revolving Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 365/366 days, except that interest computed by reference to the Eurodollar Rate and all Fees shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Prime Rate or Adjusted LIBOR Rate shall be determined by the Administrative Agent in accordance with the provisions of this Agreement and such determination shall be conclusive absent manifest error.

Section 2.07 Termination and Reduction of Commitments.

(a) The Revolving Commitments, the Swingline Commitment, and the LC Commitment shall automatically terminate on the Revolving Maturity Date.

(b) The Borrowers may at any time terminate, or from time to time reduce, the Commitments of any Class; provided that (i) each reduction of the Commitments of any Class shall be in an amount that is an integral multiple of $1.0 million and (ii) the Revolving Commitments shall not be terminated or reduced if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.10, the sum of the Revolving Exposures would exceed the aggregate amount of Revolving Commitments.

(c) The Lead Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section 2.07 at least two Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Lead Borrower pursuant to this Section 2.07 shall be irrevocable except that, to the extent delivered in connection with a refinancing of the Obligations, such notice shall not be irrevocable until such refinancing is closed and funded. Any effectuated termination or reduction of the Commitments of any Class shall be permanent. Each reduction of the Commitments of any Class shall be made ratably among the Lenders in accordance with their respective Commitments of such Class.

Section 2.08 Interest Elections.

(a) Each Revolving Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Lead Borrower, on behalf of the Borrowers, may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section 2.08. The Lead Borrower, on behalf of the Borrowers, may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. Notwithstanding anything to the contrary, the Lead Borrower, on behalf of the Borrowers, shall not be entitled to request any conversion or continuation that, if made, would result in more than ten Eurodollar Borrowings outstanding hereunder at any one time. This Section 2.08 shall not apply to Swingline Borrowings, which may not be converted or continued.

(b) To make an election pursuant to this Section 2.08, the Lead Borrower, on behalf of the Borrowers, shall notify the Administrative Agent of such election by telephone or electronic transmission (if arrangements for doing so have been approved by the Administrative Agent, which approval shall not be unreasonably withheld, delayed or conditioned) by the time that a Borrowing Request would be required under Section 2.03 if the Lead Borrower was requesting a Revolving Borrowing of the Type resulting from such election to be made on the effective date of such election, subject to Section 2.11. Each such telephonic Interest Election Request shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request substantially in the form of Exhibit D, unless otherwise agreed to by the Administrative Agent and the Lead Borrower.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Revolving Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Lead Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If an Interest Election Request with respect to a Eurodollar Borrowing is not timely delivered prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Revolving Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Lead Borrower, then, after the occurrence and during the continuance of such Event of Default (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.09 Intentionally Deleted.

Section 2.10 Optional and Mandatory Prepayments of Loans.

(a) Optional Prepayments. The Borrowers shall have the right at any time and from time to time to prepay, without premium or penalty, any Borrowing, in whole or in part, subject to the requirements of this Section 2.10; provided that each partial prepayment shall be in an amount that is an integral multiple of $100,000.

(b) Revolving Loan Prepayments.

(i) In the event of the termination of all the Revolving Commitments, the Borrowers shall, on the date of such termination, repay or prepay all the outstanding Revolving Borrowings and all outstanding Swingline Loans and replace all outstanding Letters of Credit and/or deposit an amount equal to the LC Exposure in the LC Collateral Account.

(ii) In the event of any partial reduction of the Revolving Commitments, then (A) at or prior to the effective date of such reduction, the Administrative Agent shall notify the Lead Borrower and the Revolving Lenders of the sum of the Revolving Exposures after giving effect thereto and (B) if the sum of the Revolving Exposures would exceed the aggregate amount of Revolving Commitments after giving effect to such reduction, then the Borrowers shall, on the date of such reduction (or, if such reduction is due to the imposition of a new Reserve or a change in the methodology of calculating an existing Reserve, within six Business Days following such notice), first, repay or prepay all Swingline Loans, second, repay or prepay Revolving Borrowings to the extent they constitute Seasonal Overadvances, third repay or prepay all other Revolving Borrowings not constituting Seasonal Overadvances and fourth, replace or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(j), in an amount sufficient to eliminate such excess.

(iii) In the event that the sum of all Lenders’ Revolving Exposures exceeds the Borrowing Base then in effect, the Borrowers shall, after demand (or, if such overadvance is due to the imposition of a new Reserve or a change in the methodology of calculating an existing Reserve, or change in eligibility standards, within six Business Days following notice), immediately apply an amount equal to such excess to prepay the Loans and any interest accrued thereon, in accordance with this Section 2.10(b)(iii). The Borrowers shall, first, repay or prepay Revolving Borrowings to the extent they do not constitute Seasonal Overadvances, second, repay or prepay all other Revolving Borrowings constituting Seasonal Overadvances, and third replace or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(j), in an amount sufficient to eliminate such excess.

(iv) In the event that the sum of all Lenders’ Revolving Exposures exceeds the Revolving Commitments then in effect, the Borrowers shall, after demand, immediately first, repay or prepay the Revolving Borrowings to the extent they do not constitute Seasonal Overadvances, second, repay or prepay all other Revolving Borrowings constituting Seasonal Overadvances, and third, replace or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(j), in an amount sufficient to eliminate such excess.

(v) In the event that the aggregate LC Exposure exceeds the LC Commitment then in effect, the Borrowers shall, without notice or demand, immediately replace or cash collateralize outstanding Letters of Credit in accordance with the procedures set forth in Section 2.18(j), in an amount sufficient to eliminate such excess.

(c) Asset Sales. Not later than two Business Days (or such later date as reasonably acceptable to Administrative Agent) following the receipt of any Net Cash Proceeds of any Asset Sale, the Borrowers shall, and shall cause their domestic Subsidiaries, to apply 100% of the Net Cash Proceeds received with respect thereto to make prepayments in accordance with Sections 2.10(h) and (i); provided that:

(i) no such prepayment shall be required with respect to (A) except as provided in clause (C) below, any Asset Sale permitted by Section 6.05(b)(ii), (B) the disposition of assets subject to a condemnation or eminent domain proceeding or insurance settlement to the extent it does not constitute a Casualty Event, (C) Asset Sales for fair market value resulting in no more than $1,000,000 in Net Cash Proceeds per Asset Sale (or series of related Asset Sales), or (D) Asset Sales until all Asset Sales subject to such prepayment in the aggregate from the date of the last prepayment from Asset Sales equals or exceeds $10.0 million; and

(ii) subject to Section 2.10(g), and so long as no Cash Dominion Event shall then exist or would arise therefrom, and the aggregate of such Net Cash Proceeds from Asset Sales does not exceed $5.0 million in any fiscal year of the Borrowers, such proceeds shall not be required to be so applied on such date to the extent that the Lead Borrower shall have delivered an Officers’ Certificate to the Administrative Agent on or prior to such date stating that such Net Cash Proceeds shall be used or committed to be used to purchase assets useful in the business of the Loan Parties that sold such assets or acquire 100% of the Equity Interests of any Person that owns such assets no later than 270 days following the date of receipt of the Net Cash Proceeds such Asset Sale; provided that if the Property subject to such Asset Sale constituted Collateral, then all Property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Collateral Agent, for its benefit and for the benefit of the other Secured Parties in accordance with Sections 5.11 and 5.12.

(d) [Reserved].

(e) [Reserved].

(f) Casualty Events. Not later than two Business Days following the receipt of any Net Cash Proceeds from a Casualty Event, the Borrowers shall, and shall cause their domestic Subsidiaries, apply an amount equal to 100% of such Net Cash Proceeds to make prepayments in accordance with Sections 2.10(h) and (i); provided that subject to Section 2.10(g), and as long as no Cash Dominion Event the exists or would arise therefrom, and, except as the Administrative Agent may otherwise agree, the aggregate of such Net Cash Proceeds from Casualty Events does not exceed $5.0 million in any fiscal year of the Borrowers, such proceeds shall not be required to be so applied on such date to the extent that, the Lead Borrower shall have delivered an Officers’ Certificate to the Administrative Agent on or prior to such date stating that such proceeds shall be used or committed to be used to repair, replace or restore any Property the subject of a Casualty Event within 270 days of receipt of such Net Cash Proceeds; provided that if the Property subject to such Casualty Event constituted Collateral under the Security Documents, then all Property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Collateral Agent, for its benefit and for the benefit of the other Secured Parties in accordance with Sections 5.11 and 5.12; and

(g) If any portion of such Net Cash Proceeds with respect to Section 2.10(c) or (f) shall not be so applied within such 270 day period, such unused or uncommitted portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.10.

(h) Application of Prepayments.

(i) Prior to any optional or mandatory prepayment of Borrowings hereunder, the Lead Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (i) of this Section 2.10(h). Unless a Cash Dominion Event then exists and is continuing, except as provided in Section 2.10(b)(iii) or (b)(iv) hereof, all mandatory prepayments shall be applied as follows: first, to Fees and reimbursable expenses of Agents then due and payable pursuant to the Loan Documents; second, to interest then due and payable on the Borrowers’ Swingline Loan; third, to the principal balance of the Swingline Loan outstanding until the same has been prepaid in full; fourth, to interest then due and payable on the Borrowers’ Revolving Loans and other amounts due pursuant to Sections 2.12, 2.13 and 2.15; fifth, to the principal balance of Revolving Borrowing to the extent they constitute Seasonal Overadvances and are then outstanding, sixth to the principal balance of the remaining Revolving Borrowings which do not constitute Seasonal Overadvances outstanding until the same has been prepaid in full; seventh, to cash collateralize all LC Exposures plus any accrued and unpaid interest thereon (to be held and applied in accordance with Section 2.18(j) hereof); eighth, to all other Obligations pro rata in accordance with the amounts that such Lender certifies is outstanding and, ninth, returned to the Borrowers or to such party as otherwise required by law.

(ii) Amounts to be applied pursuant to this Section 2.10 to the prepayment of Revolving Loans shall be applied, as applicable, first to reduce outstanding ABR Revolving Loans. Any amounts remaining after each such application shall be applied to prepay Eurodollar Revolving Loans. Notwithstanding the foregoing, if the amount of any prepayment of Loans required under this Section 2.10 shall be in excess of the amount of the ABR Revolving

Loans at the time outstanding, only the portion of the amount of such prepayment as is equal to the amount of such outstanding ABR Revolving Loans shall be immediately prepaid and, at the election of the Lead Borrower, the balance of such required prepayment shall be either (A) deposited in the Collateral Account and applied to the prepayment of Eurodollar Loans on the last day of the then next-expiring Interest Period for Eurodollar Loans (with all interest accruing thereon for the account of the Borrowers) or (B) prepaid immediately, together with any amounts owing to the Lenders under Section 2.13. Notwithstanding any such deposit in the Collateral Account, interest shall continue to accrue on such Loans until prepayment.

(i) Notice of Prepayment. The Lead Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurodollar Borrowing, not later than 1:00 p.m., New York City time, three Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Revolving Borrowing, not later than 4:00 p.m., New York City time, on the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 1:00 p.m., New York City time, on the date of prepayment. Each such notice shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment. Each notice of prepayment shall be revocable, provided that, within five (5) Business Days of receiving a written demand for reimbursement which sets forth the calculation of breakage costs in reasonable detail, the applicable Borrower shall reimburse the Lenders for all breakage costs associated with the revocation of any notice of prepayment. Promptly following receipt of any such notice (other than a notice relating solely to Swingline Loans), the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.06.

Section 2.11 Alternate Rate of Interest. If after the date hereof but prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent reasonably determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBOR Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBOR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Lead Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Lead Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and (ii) if any

Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as an ABR Revolving Borrowing unless withdrawn by the Lead Borrower.

Section 2.12 Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBOR Rate) or the Issuing Bank; or

(ii) impose on any Lender or the Issuing Bank or the London interbank market any other condition affecting this Agreement or Eurodollar Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost in any material amount in excess of those incurred by similarly situated Lenders such Lender of making or maintaining any Eurodollar Loan (or of maintaining its obligation to make any such Loan) or to increase the cost in any material amount in excess of those incurred by similarly situated Lenders to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to Administrative Agent for the account of such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or the Issuing Bank determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy), then from time to time the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section 2.12 shall be delivered to the Lead Borrower and shall be conclusive absent manifest error. The Borrowers shall pay Administrative Agent for the account of such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 15 Business Days after receipt thereof.

(d) Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section 2.12 shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section 2.12 for any increased costs or reductions incurred more than 90 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Lead Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor; provided, further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall not begin earlier than the date of effectiveness of the Change in Law.

Section 2.13 Breakage Payments. In the event of (a) the payment or prepayment, whether optional or mandatory, of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of the continuance of an Event of Default), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Revolving Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Lead Borrower pursuant to Section 2.16, then, in any such event, at the request of any such Lender, the Borrowers shall compensate such Lender for the actual loss, cost and expense (other than loss of anticipated profits) attributable to such event. In the case of a Eurodollar Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBOR Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the Eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.13 shall be delivered to the Lead Borrower and Administrative Agent and shall be conclusive absent manifest error. The Borrowers shall pay Administrative Agent for the account of such Lender the amount shown as due on any such certificate within 10 Business Days after receipt thereof.

Section 2.14 Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) Each Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.12, 2.13 or 2.15, or otherwise) on or before the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 2:00 p.m., New York City time), on the date when due, in immediately available funds, without setoff or counterclaim. Any amounts received after such time on any date may, in the reasonable discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at One Federal Street, Boston, Massachusetts, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.12, 2.13, 2.15 and 11.03 shall be made to the Administrative Agent for the benefit of to the Persons entitled thereto and payments pursuant to other Loan Documents shall be made to the Administrative Agent for the benefit of the Persons specified therein. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in Dollars.

(b) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied in the manner as provided in Sections 2.10(h) or 9.03 hereof, as applicable, ratably among the parties entitled thereto.

(c) If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Revolving Loans or participations in LC Disbursements or Swingline Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Revolving Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Revolving Loans and participations in LC Disbursements and Swingline Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Revolving Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by a Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to a Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrowers consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Loan Parties rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of a Loan Party in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Lead Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Bank hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the

Borrowers have not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.02(c), 2.02(f), 2.14(d), 2.17(d), 2.18(d) or 11.03(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.15 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrowers hereunder or under any other Loan Document shall be made without set-off, counterclaim or other defense and free and clear of and without deduction or withholding for any and all Indemnified Taxes; provided that if the Borrowers shall be required by law to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions or withholdings applicable to additional sums payable under this Section 2.15) the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Borrowers shall make such deductions or withholdings and (iii) the Borrowers shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

(b) In addition, the Borrowers shall pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c) The Borrowers shall indemnify and pay the Administrative Agent, each Lender and the Issuing Bank, within 10 Business Days after written demand (including reasonable documentation supporting such demand) therefor, for the full amount of any Indemnified Taxes or Other Taxes paid by the Administrative Agent, such Lender or the Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of the Borrowers hereunder or under any other Loan Document (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided that if the Borrowers reasonably believe that such Taxes were not correctly or legally asserted, the Administrative Agent or such Lender, as applicable, will use reasonable efforts to cooperate with the Borrowers to obtain a refund of such Taxes so long as such efforts would not, in the reasonable determination of such Lender, result in any additional costs, expenses or risks or be otherwise disadvantageous to it; provided further, that the Borrowers shall not be required to compensate any Lender pursuant to this Section 2.15 for any amounts incurred in any fiscal year for which such Lender is claiming compensation if such Lender does not furnish notice of such claim within six (6) months from the end of such fiscal year; provided further, that if the circumstances giving rise to such claim have a retroactive effect, then the beginning of such six (6) month period shall be extended to include such period of retroactive effect. A certificate as to the amount of such payment or liability delivered to the Lead Borrower by a Lender or by the Administrative Agent on its own behalf or on behalf of any other Lender, setting forth in reasonable detail the manner in which such amount was determined, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrowers to a Governmental Authority, Lead Borrower shall deliver to the Administrative Agent a copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which a Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Lead Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law, such properly completed and executed documentation prescribed by Applicable Law or reasonably requested by the Lead Borrower as will permit such payments to be made without withholding or at a reduced rate. Each Foreign Lender either (i) (A) agrees to furnish either U.S. Internal Revenue Service Form W-8ECI or U.S. Internal Revenue Service Form W-8BEN (or successor form) and (B) agrees (for the benefit of the Borrowers and the Administrative Agent), to the extent it may lawfully do so at such times, to provide a new Form W-8ECI or Form W-8BEN (or successor form) upon the expiration or obsolescence of any previously delivered form to reconfirm any complete exemption from, or any entitlement to a reduction in, U.S. federal withholding tax with respect to any interest payment hereunder or (ii) in the case of any such Foreign Lender that is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (A) agrees to furnish either (a) a “Non-Bank Certificate” in a form acceptable to the Administrative Agent and the Lead Borrower and two accurate and complete original signed copies of Internal Revenue Service Form W-8BEN (or successor form) or (b) an Internal Revenue Form W-8ECI (or successor form), certifying (in each case) to such Foreign Lender’s legal entitlement to an exemption or reduction from U.S. federal withholding tax with respect to all interest payments hereunder and (B) agrees (for the benefit of the Borrowers and the Administrative Agent) to the extent it may lawfully do so at such times, to provide a new Form W-8BEN or W-8ECI (or successor form) upon the expiration or obsolescence of any previously delivered form to reconfirm any complete exemption from, or any entitlement to a reduction in, U.S. federal withholding tax with respect to any interest payment hereunder. If any of the forms or other documentation required under this subsection (e) are not delivered as herein required, then the Borrowers and the Administrative Agent may withhold from any interest payment to such Lender not providing such forms or other documentation an amount equivalent to the applicable withholding tax; provided that, upon such Lender’s delivery of the appropriate forms, the Borrowers shall cooperate with such Lender to obtain a refund of any such withheld tax, which refund the Borrowers shall pay to Lender upon the Lead Borrower’s receipt.

(f) If the Administrative Agent or a Lender (or an assignee) determines in its reasonable discretion that it has received a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Borrower or with respect to which a Borrower has paid additional amounts pursuant to this Section 2.15, it shall promptly pay over such refund to such Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section 2.15 with respect to the Indemnified Taxes or the Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent or such Lender (or assignee) and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, however, that a Borrower, upon the reasonable written request of the Administrative Agent or such Lender (or assignee), agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender (or assignee) in the event the Administrative Agent or such Lender (or assignee) is required to repay such refund to such Governmental Authority. Nothing contained in this Section 2.15(f) shall require the Administrative Agent or any Lender (or assignee) to make available its Tax Returns or any other information which it deems confidential to a Borrower or any other Person. Notwithstanding anything to the contrary, in no event will any Lender be required to pay any amount to a Borrower the payment of which would place such Lender in a less favorable net after-tax position than such Lender would have been in had the additional amounts giving rise to such refund of any Indemnified Taxes or Other Taxes never been paid in the first place.

(g) The Borrowers shall not be required to indemnify any Foreign Lender or to pay any additional amounts to any Foreign Lender in respect of U.S. Federal withholding tax pursuant to paragraph (c) or (e) above to the extent that the obligation to pay such additional amounts would not have arisen but for a failure by such Foreign Lender to comply with the provisions of paragraph (e) above. Should a Lender become subject to Taxes because of its failure to deliver a form required hereunder, the Loan Parties shall, at such Lender’s expense, take such steps as such Lender shall reasonably request to assist such Lender to recover such Taxes.

(h) If any Loan Party shall be required pursuant to this Section 2.15 to pay any additional amount to, or to indemnify, any Lender to the extent that such Lender becomes subject to Taxes subsequent to the Closing Date (or, if applicable, subsequent to the date such Person becomes a party to this Agreement) as a result of any change in the circumstances of such Lender (other than a change in Applicable Law), including without limitation a change in the residence, place of incorporation, principal place of business of such Lender or a change in the branch or lending office of such Lender, as the case may be, such Lender shall use reasonable efforts to avoid or minimize any amounts which might otherwise be payable pursuant to this Section 2.15(h); provided, however, that such efforts shall not include the taking of any actions by such Lender that would result in any tax, costs or other expense to such Lender (other than a tax, cost or other expense for which such Lender shall have been reimbursed or indemnified by the Loan Parties pursuant to this Agreement or otherwise) or any action which would or might in the reasonable opinion of such Lender have an adverse effect upon its business, operations or financial condition or otherwise be disadvantageous to such Lender.

Section 2.16 Mitigation Obligations; Defaulting Lenders; Replacement of Lenders.

(a) Mitigation Obligations. If any Lender requests compensation under Section 2.12, or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.15, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be materially disadvantageous to such Lender; provided, however, that the Borrowers shall not be liable for such costs and expenses of a Lender requesting compensation if (i) such Lender becomes a party to this Agreement on a date after the Closing Date and (ii) the relevant Change in Law occurs on a date prior to the date such Lender becomes a party hereto. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. A certificate setting forth such costs and expenses shall be submitted by such Lender to the Lead Borrower.

(b) Defaulting Lenders. Anything contained herein to the contrary notwithstanding, in the event that any Lender (a “Defaulting Lender”) defaults (a “Funding Default”) in its obligation to fund any Loan (a “Defaulted Loan”) in accordance with Section 2.02, then (i) during any Default Period (as defined below) with respect to such Defaulting Lender, such Defaulting Lender shall be deemed not to be a “Lender” for purposes of voting on any matters (including the granting of any consents or waivers) with respect to any of the Loan Documents, (ii) to the extent permitted by Applicable Law during the Default Period (A) any voluntary prepayment of the Revolving Loans pursuant to Section 2.10 shall, if the Lead Borrower so requests at the time of making such voluntary prepayment and if the Administrative Agent, in its sole discretion, consents thereto, be applied to the Loans of other Lenders as if such Defaulting Lender had no Loans outstanding and the Revolving Exposure of such Defaulting Lender were zero, and if the Administrative Agent does not so elect, the portion attributable to the Defaulting Lender shall be held by Administrative Agent for the benefit of the Defaulting Lender, and as security (along with earnings, if any) for its obligations (y) under this Agreement to the Agents and the Lenders and (z) when all such obligations (contingent and otherwise) have been satisfied, paid to the Borrowers, and (B) any mandatory prepayment of the Revolving Loans pursuant to Section 2.10 shall, if the Lead Borrower so requests at the time of making such mandatory prepayments and if the Administrative Agent, in its sole discretion, consents thereto, be applied to the Revolving Loans of other Lenders (but not to the Revolving Loans of such Defaulting Lender) as if such Defaulting Lender had funded all Defaulted Loans of such Defaulting Lender, it being understood and agreed that, if the Administrative Agent so elects, Borrowers shall be entitled to retain any portion of any mandatory prepayment of the Loans that is not paid to such Defaulting Lender solely as a result of the operation of the provisions of this clause (B) and if the Administrative Agent does not so elect, the portion attributable to the Defaulting Lender shall be held by Administrative Agent for the benefit of the Defaulting Lender, and as security (along with earnings, if any) for its obligations (y) under this Agreement to the Agents and the Lenders and (z) when all such obligations (contingent and otherwise) have been satisfied, the Borrowers, (iii) upon the Administrative Agent providing prior written consent, such Defaulting Lender’s Revolving Commitment and outstanding Loans and such

Defaulting Lender’s pro rata share of the LC Disbursements shall be excluded for purposes of calculating the Commitment Fee in respect of any day during any Default Period with respect to such Defaulting Lender, and upon the Administrative Agent providing prior written consent, such Defaulting Lender shall not be entitled to receive any Commitment Fee with respect to such Defaulting Lender’s Revolving Commitment in respect of any Default with respect to such Defaulting Lender and (iv) any portion of the Commitment Fee allocated to the Defaulting Lender shall be held by Administrative Agent for the benefit of the Defaulting Lender and as security (along with earnings, if any) for its obligations owed (y) under this Agreement to the Agent’s and the Lenders and (z) when all such obligations (contingent and otherwise) have been satisfied, paid to the Borrowers.

For purposes of this Agreement, “Default Period” means, with respect to any Defaulting Lender, the period commencing on the date of the applicable Funding Default and ending on the date on which the Lead Borrower, Administrative Agent and Requisite Lenders waive all Funding Defaults of such Defaulting Lender in writing.

(c) Replacement of Lenders. If any Lender requests compensation under Section 2.12, or if a Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.15, or if any Lender is a Defaulting Lender, then the Lead Borrower may, at its sole expense and effort, upon notice to such Lender or Defaulting Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 11.04), all of its interests, rights and obligations under this Agreement to an assignee selected by the Lead Borrower that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Lead Borrower shall have received the prior written consent of the Administrative Agent (and, if a Revolving Commitment is being assigned, the Issuing Bank and Swingline Lender), which consent shall not be unreasonably withheld, delayed or conditioned, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Lead Borrower to require such assignment and delegation cease to apply.

Section 2.17 Swingline Loans.

(a) Swingline Commitment. Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to the Borrowers from time to time during the Revolving Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding $25.0 million or (ii) the sum of the total Revolving Exposures exceeding the lesser of (A) the total Revolving Commitments and (B) the Borrowing Base then in effect;

provided that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, repay and reborrow Swingline Loans.

(b) Swingline Loans. To request a Swingline Loan, the Lead Borrower, on behalf of the Borrowers, shall notify the Administrative Agent of such request by telephone (confirmed by telecopy), not later than 4:00 p.m., New York City time, on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from Lead Borrower. The Swingline Lender shall make each Swingline Loan available to the Borrowers by means of a credit to the general deposit account of Lead Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.18(e), by remittance to the Issuing Bank) by 5:00 p.m., New York City time, on the requested date of such Swingline Loan. Lead Borrower, on behalf of the Borrowers, shall not request a Swingline Loan if at the time of and immediately after giving effect to such request a Default has occurred and is continuing. Swingline Loans shall be made in minimum amounts of $100,000.

(c) Prepayment. The Borrowers shall have the right at any time and from time to time to repay, without premium or penalty, any Swingline Loan, in whole or in part, upon giving written or telecopy notice (or telephone notice promptly confirmed by written, or telecopy notice) to the Swingline Lender and to the Administrative Agent before 4:00 p.m., New York City time on the date of repayment at the Swingline Lender’s address for notices specified in the Swingline Lender’s Administrative Questionnaire. All principal payments of Swingline Loans shall be accompanied by accrued interest on the principal amount being repaid to the date of payment.

(d) Participations. The Swingline Lender may by written notice given to the Administrative Agent not later than 4:00 p.m., New York City time, on any Business Day require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Revolving Lender, specifying in such notice such Lender’s Pro Rata Percentage of such Swingline Loan or Loans. Each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Pro Rata Percentage of such Swingline Loan or Loans. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever (provided that such payment shall not cause such Lender’s Revolving Exposure to exceed such Lender’s Revolving Commitment). Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.02(f) with respect to Loans made by such Lender (and Section 2.02 shall apply, mutatis mutandis, to the payment obligations of the

Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. The Administrative Agent shall notify the Lead Borrower of any participations in any Swingline Loan acquired pursuant to this paragraph, and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from a Borrower (or other party on behalf of a Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Revolving Lenders that shall have made their payments pursuant to this paragraph and to the Swingline Lender, as their interests may appear. The purchase of participations in a Swingline Loan pursuant to this paragraph shall not relieve the Borrowers of any default in the payment thereof.

Section 2.18 Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Lead Borrower may request the issuance of Letters of Credit for any Borrower’s account or the account of a Subsidiary of a Borrower in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the Revolving Availability Period (provided that the Borrowers shall be co-applicants with respect to each Letter of Credit issued for the account of or in favor of a Subsidiary). In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrowers to, or entered into by the Borrowers with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Request for Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit or the amendment, renewal or extension of an outstanding Letter of Credit, the Lead Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) an LC Request to the Issuing Bank and the Administrative Agent not later than 1:00 p.m. on the second Business Day preceding the requested date of issuance, amendment, renewal or extension (or such later date and time as is reasonably acceptable to the Issuing Bank). A request for an initial issuance of a Letter of Credit shall specify in form and detail reasonably satisfactory to the Issuing Bank: (i) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (ii) the amount thereof; (iii) the expiry date thereof; (iv) the name and address of the beneficiary thereof; (v) the documents to be presented by such beneficiary in case of any drawing thereunder; (vi) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder, and (vii) such other matters as the Issuing Bank may reasonably require. A request for an amendment, renewal or extension of any outstanding Letter of Credit shall specify in form and detail reasonably satisfactory to the Issuing Bank (i) the Letter of Credit to be amended, renewed or extended; (ii) the proposed date of amendment, renewal or extension thereof (which shall be a Business Day), (iii) the nature of the proposed amendment, renewal or extension, and (iv) such other matters as the Issuing Bank may reasonably require. If requested by the Issuing Bank, the Borrowers also shall submit a letter of credit application substantially on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed $25.0 million and (ii) the total Revolving Exposures shall not exceed the lesser of (A) the total Revolving Commitments and (B) the Borrowing Base then in effect. Unless the Issuing Bank shall otherwise agree, no Letter of Credit shall be denominated in a currency other than Dollars.

(c) Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of the date which is one year after the date of the issuance of such Letter of Credit (or such other longer period of time as the Administrative Agent and the applicable Issuing Bank may agree and, in the case of any renewal or extension thereof, one (1) year after such renewal or extension) and, unless cash collateralized or otherwise credit supported to the reasonable satisfaction of the Administrative Agent and the applicable Issuing Bank (in which case, the expiry may extend no longer than twelve months after the Letter of Credit Expiration Date), the Letter of Credit Expiration Date. Each Standby Letter of Credit may, upon the request of the Lead Borrower, include a provision whereby such Letter of Credit shall be renewed automatically for additional consecutive periods of twelve (12) months or less (but, subject to the foregoing, not beyond the date that is after the Letter of Credit Expiration Date) unless the applicable Issuing Bank notifies the beneficiary thereof at least thirty (30) days prior to the then-applicable expiration date that such Letter of Credit will not be renewed.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Pro Rata Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Borrowers on the date due as provided in paragraph (e) of this Section 2.18, or of any reimbursement payment required to be refunded to the Borrowers for any reason. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrowers shall reimburse such LC Disbursement by paying to the Issuing Bank an amount equal to such LC Disbursement not later than 2:00 p.m., New York City time, on the Business Day after receiving notice from the Issuing Lender of such LC Disbursement; provided that Lead Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.17 that such payment be financed with an ABR Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrowers’ obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing or Swingline Loan. If the Borrowers fail to make such payment when due (including through an ABR Revolving Borrowing or Swingline Loan), the Issuing Bank shall notify the Administrative Agent and the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrowers in respect thereof and such Lender’s Pro Rata Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Pro Rata Percentage of the unreimbursed LC Disbursement in the same manner as provided in Section 2.02(f) with respect to Loans made by such Lender, and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrowers pursuant to this paragraph, the Administrative Agent shall, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, distribute such payment to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse the Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrowers of their obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. Subject to the limitations set forth below, the obligation of the Borrowers to reimburse LC Disbursements as provided in paragraph (e) of this Section 2.18 shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit, or (iv) the existence of any claim, setoff, defense or other right which a Borrower may have at any time against a beneficiary of any Letter of Credit, or (v) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.18, constitute a legal or equitable discharge of, or provide a right of setoff against, the obligations of the Borrowers hereunder; provided that the Borrowers shall have no obligation to reimburse the Issuing Bank to the extent that such payment was made in error due to the gross negligence, bad faith, or willful misconduct of the Issuing Bank (as determined by a court of competent jurisdiction or another independent tribunal having jurisdiction). Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Affiliates, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by Applicable Law) suffered by the Borrowers that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence, willful misconduct, or bad faith on the part of the Issuing Bank (as determined by a court of competent jurisdiction or another independent tribunal having jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Lead Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrowers of their obligation to reimburse the Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement (other than with respect to the timing of such reimbursement obligation set forth in Section 2.18(e)).

(h) Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrowers shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrowers reimburse such LC Disbursement, at the rate per annum then applicable to ABR Revolving Loans; provided that, if the Borrowers fail to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section 2.18, then Section 2.06(c) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to paragraph (e) of this Section 2.18 to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i) Resignation or Removal of the Issuing Bank. The Issuing Bank may resign as Issuing Bank hereunder at any time upon at least 30 days’ prior written notice to the Lenders, the Administrative Agent and the Lead Borrower. The Issuing Bank may be replaced at any time by written agreement among the Lead Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. One or more Lenders may be appointed as additional Issuing Banks in accordance with subsection (k) below. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank or any such additional Issuing Bank. At the time any such resignation or replacement shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.05(c). From and after the effective date of any such resignation or replacement or addition, as applicable, (i) the successor or additional Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or such addition or to any previous Issuing Bank, or to such successor or such additional Issuing Bank and all previous Issuing Banks, as the context shall require. After the resignation or replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit. If at any time there is more than one Issuing Bank hereunder, the Lead Borrower may, in its discretion, select which Issuing Bank is to issue any particular Letter of Credit.

(j) Cash Collateralization. If any Specified Default shall occur and be continuing, on the Business Day that the Lead Borrower receives notice from the Administrative Agent (acting at the request of the Required Lenders) demanding the deposit of cash collateral pursuant to this paragraph, the Borrowers shall deposit in the LC Collateral Account, in the name of the Collateral Agent and for the benefit of the Secured Parties, an amount in cash equal to 101.5% of the LC Exposure as of such date. Each such deposit shall be held by the Collateral Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement, but shall be immediately released and returned to the Borrowers (in no event later than two (2) Business Days) once all Specified Defaults are cured or waived. The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made only in Cash Equivalents and at the direction of the Lead Borrower and at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Collateral Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other Obligations of the Borrowers.

(k) Additional Issuing Banks. The Lead Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld, delayed or conditioned) and such Lender, designate one or more additional Lenders to act as an issuing bank under the terms of this Agreement. Any Lender designated as an issuing bank pursuant to this paragraph (k) shall be deemed (in addition to being a Lender) to be the Issuing Bank with respect to Letters of Credit issued or to be issued by such Lender, and all references herein and in the other Loan Documents to the term “Issuing Bank” shall, with respect to such Letters of Credit, be deemed to refer to such Lender in its capacity as Issuing Bank, as the context shall require.

(l) The Issuing Bank shall be under no obligation to issue any Letter of Credit if:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any law applicable to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Bank in good faith deems material to it; or

(ii) the issuance of such Letter of Credit would violate one or more policies of the Issuing Bank.

(m) The Issuing Bank shall be under no obligation to amend any Letter of Credit if (i) the Issuing Bank would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

Section 2.19 Determination of Borrowing Base.

(a) Eligible Accounts. On any date of determination of the Borrowing Base, all of the Accounts owned by all Loan Parties and reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Collateral Agent and the Administrative Agent shall be “Eligible Accounts” for the purposes of this Agreement, except any Account to which any of the exclusionary criteria set forth below applies. In addition, the Administrative Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the criteria set forth below, to establish new criteria with respect to Eligible Accounts and to adjust the advance rates in its Permitted Discretion, subject to the approval of the Required Lenders in the case of adjustments, new criteria or increases in advance rates which have the effect of making more credit available than would have been available if the standards in effect on the Closing Date had continued to be in effect:

Eligible Accounts shall not include any of the following Accounts:

(i) any Account in which the Collateral Agent, on behalf of the Secured Parties, does not have a first priority (except, to the extent of Liens permitted under Section 6.2(a) hereof) perfected Lien;

(ii) any Account that is not owned by a Loan Party;

(iii) any Account due from an Account Debtor that is not domiciled in the United States or Canada and (if not a natural person) organized under the laws of the United States or Canada or any political subdivision thereof to the extent such Accounts (to the extent all such foreign Accounts exceed $2.0 million in the aggregate) are not backed by a letter of credit or credit insurance to the extent such insurance has been assigned to the Collateral Agent;

(iv) any Account that is payable in any currency other than Dollars or, with the establishment of appropriate foreign currency reserves established by Collateral Agent, Canadian Dollars;

(v) any Account that does not arise from the sale of goods or the performance of services by such Loan Party in the ordinary course of its business;

(vi) any Account that does not comply in all material respects with all applicable legal requirements, including, without limitation, all laws, rules, regulations and orders of any Governmental Authority;

(vii) any Account (A) upon which a Loan Party’s, right to receive payment is contingent upon the fulfillment of any condition whatsoever unless such condition is satisfied or (B) as to which a Loan Party, is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial or administrative process, (C) that represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor’s obligation to pay that invoice is subject to a Loan Party’s completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer, or (D) any Account that arises with respect to goods that are delivered on a bill-and-hold, cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is or may be conditional except that Accounts arising from sales which are on a cash-on-delivery basis (to the extent such cash-on-delivery is in the ordinary course of business) shall not be deemed ineligible pursuant to this Section 2.19(a)(vii) until 14 days after the shipment of the goods relating thereto;

(viii) to the extent that any defense, counterclaim, setoff or dispute is asserted as to such Account, it being understood that the remaining balance of the Account shall be eligible;

(ix) any Account that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

(x) any Account with respect to which an invoice or other electronic transmission constituting a request for payment, reasonably acceptable to the Administrative Agent in form and substance, has not been sent on a timely basis to the applicable Account Debtor according to the normal invoicing and timing procedures of the Loan Parties;

(xi) any Account that arises from a sale to any director, officer, other employee or Affiliate of a Loan Party, or to any entity (other than portfolio companies owned by Sponsor to the extent such underlying sale is at arms-length) that has any common officer or director with a Loan Party;

(xii) any Account that is in default; provided that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

1) any Account not paid within the date that is more than 60 days past due according to its original terms of sale; or

2) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due; or

3) a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors; provided that so long as an order exists permitting payment of trade creditors specifically with respect to such Account Debtor and such Account Debtor has obtained adequate post-petition financing to pay such Accounts, the Accounts of such Account Debtor shall not be deemed ineligible under the provisions of this clause (C) to the extent the order permitting such financing allows the payment of the applicable Account;

(xiii) any Account that is the obligation of an Account Debtor (other than an individual) if 50% or more of the dollar amount of all Accounts owing by such Account Debtor are ineligible under the criteria set forth in Section 2.19(a)(xii);

(xiv) any Account as to which any of the representations or warranties in the Loan Documents are untrue in any material respect (to the extent such materiality relates to the amount owing on such Account);

(xv) to the extent such Account is evidenced by a judgment, Instrument or Chattel Paper and such Instrument or Chattel Papers is not pledged and delivered to the Collateral Agent under the Security Documents;

(xvi) any Account on which the Account Debtor is a Governmental Authority, unless the applicable Loan Party has assigned its rights to payment of such Account to the Administrative Agent pursuant to the Assignment of Claims Act of 1940, as amended, in the case of a federal Governmental Authority, and pursuant to Applicable Law, if any, in the case of any other Governmental Authority, and such assignment has been accepted and acknowledged by the appropriate government officers; and

(xvii) Any Account arising on account of a supplier rebate, unless the Collateral Agent has received a waiver of offset from the supplier in form and substance reasonably satisfactory to the Collateral Agent .

(b) Eligible Inventory. For purposes of this Agreement, Eligible Inventory shall exclude any Inventory to which any of the exclusionary criteria set forth below applies. The Administrative Agent shall have the right to establish, modify or eliminate Reserves against Eligible Inventory from time to time in its Permitted Discretion. In addition, the Administrative Agent reserves the right, at any time and from time to time after the Closing Date, to adjust any of the criteria set forth below, to establish new criteria with respect to Eligible Inventory and to adjust advance rates, in its Permitted Discretion, subject to the approval of the Required Lenders in the case of adjustments, new criteria or increases in the advance rates which have the effect of making more credit available then would have been available if the standards in effect on the

Closing Date had continued to be in effect. Eligible Inventory shall not include any Inventory of the Loan Parties that:

(i) is not solely owned by a Loan Party, or is leased by or is on consignment to a Loan Party, or the Loan Parties do not have title thereto;

(ii) the Collateral Agent, on behalf of the Secured Parties, does not have a first priority (except, such Liens as permitted by Section 6.02(a) or (g) hereof) perfected Lien upon;

(iii) (A) is stored at a location where the aggregate value of Inventory exceeds $1,000,000 unless the Collateral Agent has given its prior consent thereto or unless either (x) a reasonably satisfactory Landlord Lien Waiver and Access Agreement has been delivered to the Collateral Agent, or (y) Landlord Lien Reserves reasonably satisfactory to the Administrative Agent have been established with respect thereto, or (B) is stored with a bailee or warehouseman where the aggregate value of the Inventory exceeds $1,000,000 unless either (x) a reasonably satisfactory acknowledged bailee waiver letter has been received by the Collateral Agent, or (y) Landlord Lien Reserves reasonably satisfactory to the Administrative Agent have been established with respect thereto;

(iv) (A) is placed on consignment, unless a valid consignment agreement which is reasonably satisfactory to Collateral Agent is in place with respect to such Inventory or (B) is in transit (except to the extent (x) purchased under documentary Letters of Credit, is in transit (1) from any location in the United States for receipt by a Loan Party within fifteen (15) days of the date of determination or (2) any location outside of the United States for receipt by a Loan Party within 60 days of the date of determination), for which the document of title, to the extent applicable, reflects a Loan Party as consignee (along with delivery to a Loan Party of the documents of title, to the extent applicable, with respect thereto), and as to which the Collateral Agent has control over the documents of title, to the extent applicable, which evidence ownership of the subject Inventory, or (y) in transit between locations leased, owned or occupied by a Loan Party;

(v) is covered by a negotiable document of title, unless such document has been delivered to the Collateral Agent with all necessary endorsements, free and clear of all Liens except Liens in favor of landlords, carriers, bailees and warehousemen if clause (ii) has been complied with;

(vi) is to be returned to suppliers;

(vii) is obsolete, unsalable, shopworn, seconds, damaged or unfit for sale as determined in the ordinary course of business by the Loan Parties;

(viii) consists of display items or packing or shipping materials, manufacturing supplies, work-in-process Inventory or replacement parts;

(ix) is not of a type held for sale in the ordinary course of the Loan Parties’, as applicable, business;

(x) except as otherwise agreed by the Administrative Agent, does not conform in all material respects to the representations or warranties pertaining to Inventory set forth in the Loan Documents;

(xi) is subject to any licensing arrangement the effect of which would be to limit the ability of the Collateral Agent, or any Person selling the Inventory on behalf of the Collateral Agent, to sell such Inventory in enforcement of the Collateral Agent’s Liens, without further consent or payment to the licensor or such other Person (unless such consent has then been obtained);

(xii) is not covered by casualty insurance maintained as required by Section 5.04; or

(xiii) is acquired in a Permitted Acquisition, unless (A) such Inventory is of a similar type as other then Eligible Inventory, and (B) the Administrative Agent shall have received or conducted (1) within 45 days after the consummation of the Permitted Acquisition, appraisals, from appraisers reasonably satisfactory to the Administrative Agent, of such Inventory to be acquired in such Acquisition and (2) prior to the consummation of such Permitted Acquisition, a commercial finance examination and such other due diligence as the Agents may reasonably require in order to determine the appropriate advance rate against such Inventory, all of the results of the foregoing to be reasonably satisfactory to the Agents. As long as the Administrative Agent has received reasonable prior notice of such Permitted Acquisition and the Loan Parties reasonably cooperate (and cause the Person being acquired to reasonably cooperate) with the Administrative Agent, the Administrative Agent shall use reasonable best efforts to complete such due diligence and commercial finance examination on or prior to the closing date of such Permitted Acquisition.

Section 2.20 Increase in Revolving Commitments.

(a) Provided there exists no Default, and the increase of the Commitments and the incurrence of Loans or the issuance of such Letters of Credit shall thereafter not violate, result in a default, or require the granting of a Lien to the holders of Indebtedness, under the Qualified Senior Debt Documents, upon notice to the Administrative Agent, the Lead Borrower, on behalf of the Borrowers, may from time to time, request an increase in the Commitments of all Lenders in a minimum amount of no less than $10.0 million or $1.0 million multiples in excess thereof; provided, however, that after giving effect to any such increases, the aggregate Commitments of all Lenders shall not exceed $300.0 million. At the time of sending notice of such request to the Lenders, the Lead Borrower (in consultation with the Administrative Agent) shall specify the time period within which each Lender is requested to respond (which shall in no event be less than ten Business Days from the date of delivery of such notice to the Lenders). If requested to respond, each Lender in its sole and absolute discretion shall notify the Administrative Agent within such time period whether or not it agrees to increase its Commitment and, if so, whether by an amount equal to, greater than, or less than its Pro Rata

Percentage of such requested increase. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitment. The Administrative Agent shall notify the Lead Borrower and each Lender of the Lenders’ responses to each request made hereunder. If the Lenders do not agree to the full amount of a requested increase, the Lead Borrower may then invite a Lender or any Lenders to increase their Commitments or invite additional financial institutions (solely to the extent otherwise permitted by Section 11.04) to become Lenders pursuant to a Joinder Agreement.

(b) If the aggregate Commitments are increased in accordance with this Section 2.20, the Administrative Agent and the Lead Borrower shall determine the effective date (the “Increase Effective Date”) and the final allocation of such increase. The Administrative Agent shall promptly notify the Lead Borrower and the Lenders of the final allocation of such increase and the Increase Effective Date. As a condition precedent to such increase, the Borrowers shall deliver to the Administrative Agent (i) an Officers’ Certificate of the Borrowers dated as of the Increase Effective Date certifying and attaching the resolutions adopted approving or consenting to such increase and certifying that, before and after giving effect to such increase, the representations and warranties contained in Article III are true and correct in all material respects on and as of the Increase Effective Date (except to the extent that such representation or warranty relates to an earlier date, in which case such representation and warranty shall be true in all material respects on and as of such date) and no Default or Event of Default exists, and (ii) a Certificate of a Financial Officer demonstrating pro forma compliance with Section 6.08 after giving effect to such increase. The Borrowers shall deliver new or amended Notes reflecting the increased Commitment of any Lender requesting a Note. The Administrative Agent shall distribute an amended Annex IV (which shall be deemed incorporated into this Agreement) to reflect any changes therein resulting from such increase. The Borrowers shall prepay any Loans outstanding on the Increase Effective Date (and pay any additional amounts required pursuant to Section 2.13) to the extent necessary to keep the outstanding Loans ratable with any revised Pro Rata Percentages arising from any nonratable increase in the Commitments under this Section 2.20, provided, that with the consent of each directly affected Lender (which consent may be verbal or electronic transmission) such amount or any portion thereof may be settled on a net basis with each Lender having a new or nonratable increase in its Commitment funding its Pro Rata Percentages of the principal amount of the Loans outstanding on the Increase Effective Date with such amounts applied on behalf of the Borrowers to reduce the outstanding Revolving Loans of Lenders whose Loans outstanding exceed their revised Pro Rata Percentages of the aggregate Loans outstanding as a result of such increased aggregate Commitments. The Borrowers shall pay to each such Lender any amounts required pursuant to Section 2.13 together with interest on such amounts paid as if such Lender received such prepayment directly from the Borrowers.

(c) This Section 2.20 shall supersede any provisions in Section 11.02 to the contrary.

Section 2.21 Reserves; Changes to Reserves.

(a) The initial Availability Reserves as of the Closing Date are the following:

(i) Landlord Lien Reserve: An amount equal to two (2) months’ rent for all of the Borrowers’ leased locations in each Landlord Lien State, other than leased locations with respect to which the Agents have received a landlord’s waiver or subordination of lien in form reasonably satisfactory to the Agents.

(ii) Devaluation Reserve: An amount equal to one percent (1%) of the Cost of Eligible Inventory.

(b) The Administrative Agent may hereafter establish additional Reserves or change any of the foregoing Reserves, in its Permitted Discretion, provided that such Reserves shall not be established or changed except upon not less than six (6) Business Days notice to the Borrowers (during which period the Agents shall be available to discuss any such proposed Reserve with the Lead Borrower).

Section 2.22 Designation of the Lead Borrower as the Borrowers’ Agent.

(a) Each Borrower hereby irrevocably designates and appoints the Lead Borrower as such Borrower’s agent to obtain Revolving Loans, Swingline Loans and Letters of Credit, the proceeds of which shall be available to each Borrower for such uses as are permitted under this Agreement. As the disclosed principal for its agent, each Borrower shall be obligated to the Administrative Agent and each Lender on account of Revolving Loans or Swingline Loans so made and Letters of Credit so issued as if made directly by the Lenders to such Borrower, notwithstanding the manner by which such Revolving Loans, Swingline Loans and Letters of Credit are recorded on the books and records of the Lead Borrower and of any other Borrower.

(b) Each Borrower represents to the Lenders that it is an integral part of a consolidated enterprise, and that each Loan Party will receive direct and indirect benefits from the availability of the joint credit facility provided for herein, and from the ability to access the collective credit resources of the consolidated enterprise which the Loan Parties comprise. Each Borrower recognizes that credit available to it hereunder is in excess of and on better terms than it otherwise could obtain on and for its own account and that one of the reasons therefor is its joining in the credit facility contemplated herein with all other Borrowers. Consequently, each Borrower hereby assumes and agrees to discharge all Obligations of each of the other Borrowers as if the Borrower which is so assuming and agreeing were each of the other Borrowers.

(c) The Lead Borrower shall act as a conduit for each Borrower (including itself, as a Borrower) on whose behalf the Lead Borrower has requested a Revolving Loan or Swingline Loan. None of the Agents nor any other Lender shall have any obligation to see to the application of such proceeds.

(d) The authority of the Lead Borrower to request Revolving Loans, Swingline Loans and Letters of Credit on behalf of, and to bind, the Borrowers, shall continue unless and until the Administrative Agent actually receives written notice of: (i) the termination of such authority, and (ii) the subsequent appointment of a successor the Lead Borrower, which notice is signed by the respective Financial Officers of each Borrower; and (iii) written notice from such successive Lead Borrower accepting such appointment and acknowledging that from and after the date of such appointment, the newly appointed Lead Borrower shall be bound by the terms hereof, and that as used herein, the term “Lead Borrower” shall mean and include the newly appointed Lead Borrower.

Section 2.23 Settlement Amongst Lenders

(a) The Swingline Lender may, at any time (but, in any event shall weekly), on behalf of the Borrowers (which hereby authorize the Swingline Lender to act on their behalf in that regard) request the Administrative Agent to cause the Lenders to make a Revolving Loan (which shall be a Prime Rate Loan) in an amount equal to such Lender’s Pro Rata Percentage of the outstanding amount of Swingline Loans, which request may be made regardless of whether the conditions set forth in Article IV have been satisfied. Upon such request, each Lender shall make available to the Administrative Agent the proceeds of such Revolving Loan for the account of the Swingline Lender. If the Swingline Lender requires a Revolving Loan to be made by the Lenders and the request therefor is received prior to 12:00 Noon on a Business Day, such transfers shall be made in immediately available funds no later than 3:00 p.m. that day; and, if the request therefor is received after 12:00 Noon, then no later than 3:00 p.m. on the next Business Day. The obligation of each such Lender to transfer such funds is irrevocable, unconditional and without recourse to or warranty by the Administrative Agent or the Swingline Lender. If and to the extent any Lender shall not have so made its transfer to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such amount, together with interest thereon, for each day from such date until the date such amount is paid to the Administrative Agent, at the Federal Funds Effective Rate.

(b) The amount of each Lender’s Pro Rata Percentage of outstanding Revolving Loans (including outstanding Swingline Loans) shall be computed weekly (or more frequently in the Administrative Agent’s discretion) and shall be adjusted upward or downward based on all Revolving Loans (including Swingline Loans) and repayments of Revolving Loans (including Swingline Loans) received by the Administrative Agent as of 3:00 p.m. on the first Business Day (such date, the “Settlement Date”) following the end of the period specified by the Administrative Agent.

(c) The Administrative Agent shall deliver to each of the Lenders promptly after a Settlement Date a summary statement of the amount of outstanding Revolving Loans (including Swingline Loans) for the period and the amount of repayments received for the period. As reflected on the summary statement, (i) the Administrative Agent shall transfer to each Lender its applicable Pro Rata Percentage of repayments, and (ii) each Lender shall transfer to the Administrative Agent (as provided below) or the Administrative Agent shall transfer to each Lender, such amounts as are necessary to insure that, after giving effect to all such transfers, the amount of Revolving Loans made by each Lender with respect to Revolving Loans to the Borrowers (including Swingline Loans) shall be equal to such Lender’s applicable Pro Rata Percentage of Revolving Loans (including Swingline Loans) outstanding as of such Settlement Date. If the summary statement requires transfers to be made to the Administrative Agent by the Lenders and is received prior to 12:00 Noon on a Business Day, such transfers shall be made in immediately available funds no later than 3:00 p.m. that day; and, if received after 12:00 Noon, then no later than 3:00 p.m. on the next Business Day. The obligation of each Lender to transfer such funds is irrevocable, unconditional and without recourse to or warranty by the Administrative Agent. If and to the extent any Lender shall not have so made its transfer to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand such amount, together with interest thereon, for each day from such date until the date such amount is paid to the Administrative Agent, at the Federal Funds Effective Rate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Each Loan Party represents and warrants to the Administrative Agent, the Collateral Agent, the Issuing Bank and each of the Lenders that:

Section 3.01 Organization; Powers. Each Loan Party (a) is duly organized and validly existing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to carry on its business as now conducted and to own and lease its Property and (c) is qualified and in good standing (to the extent such concept is applicable in the applicable jurisdiction) to do business in every jurisdiction where such qualification is required, except in each case where the failure to have such power and authority, to so qualify or be in good standing, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.02 Authorization; Enforceability. The Transactions to be entered into by each Loan Party are within such Loan Party’s corporate powers and have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by each Loan Party and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.03 Governmental Approvals; No Conflicts. Except as set forth on Schedule 3.03, the Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) filings necessary to perfect Liens created under the Loan Documents and enforce the rights of the Lenders and Secured Parties under the Loan Documents, and (iii) consents, approvals, registrations, filings or actions the failure of which to obtain or perform would not reasonably be expected to result in a Material Adverse Effect, (b) will not violate (i) any order of any Governmental Authority, except to the extent such violation would not reasonably be expected to result in a Material Adverse Effect, or (ii) the charter, by-laws or other organizational documents of any Loan Party, (c) will not violate, result in a default (with due notice, lapse of grace period or both) or require any consent or approval under any Applicable Law or other instrument with respect to Material Indebtedness and binding upon any Loan Party or its assets, or give rise to a right thereunder to require any payment to be made by any Loan Party, except for violations, defaults or the creation of such rights that would not reasonably be expected to result in a Material Adverse Effect, and (d) will not result in the creation or imposition of any Lien on any Property of any Loan Party, except Liens created under the Loan Documents.

Section 3.04 Financial Statements.

(a) The Lead Borrower has heretofore furnished to the Lenders the consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrowers (i) as of and for the fiscal years ended December 27, 2003, December 25, 2004 and December 31, 2005 audited by PricewaterhouseCoopers LLP, and (ii) as of and for the fiscal quarter ended June 30, 2006 and for the comparable period of the preceding fiscal year, in each case, certified by the chief financial officer of the Lead Borrower. Such financial statements have been prepared in accordance with GAAP consistently applied and present fairly and accurately in all material respects the financial condition and results of operations and cash flows of Consolidated Companies, as of such dates and for such periods subject, in the case of the quarterly financial statements, to year-end audit adjustment and the absence of footnotes.

(b) The Lead Borrower has heretofore delivered to the Lenders the Borrowers’ (i) unaudited pro forma consolidated balance sheets and statements of income, pro forma EBITDA and other operating data as of and for the twelve-month period ended December 31, 2007, in each case after giving effect to the Transactions for income statement and such date for balance sheet, and (ii) unaudited pro forma consolidated balance sheets and statements of income as of and for each of the six-month and twelve-month periods ended June 30, 2006, December 31, 2006 and for the comparable six-month period of the preceding fiscal year, in each case after giving effect to the Transactions as if they had occurred on such date. Such pro forma financial statements have been prepared in good faith by the Loan Parties, based on the assumptions stated therein (which assumptions are believed by the Loan Parties on the date hereof and on the Closing Date to be reasonable), are based on the best information available to the Loan Parties as of the date of delivery thereof, accurately reflect in all material respects all adjustments required to be made to give effect to the Transactions, and present fairly in all material respects, on a Pro Forma Basis, the estimated consolidated financial position and results of operations of the Borrowers as of and for such dates, assuming that the Transactions had actually occurred at such dates it being acknowledged and agreed by Lenders, however, that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by said projections probably will differ from the projected results and that the differences may be material.

(c) Since the date of the audited financial statements last delivered pursuant Section 5.01(a), there has been no event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect.

Section 3.05 Properties.

(a) Each Loan Party has good title to, or valid leasehold interests in or the right to use, all its Property material to its business, except for defects that individually or in the aggregate would not be reasonably expected to result in a Material Adverse Effect. Title to all such Property held by such Loan Party is free and clear of all Liens except for Permitted Liens. The Property of the Loan Party, taken as a whole, is in normal operating order, condition and repair (ordinary wear and tear and damages by casualty or condemnation excepted) (except to the extent that the failure to be in such condition would not reasonably be expected to result in a Material Adverse Effect).

(b) Schedule 3.05(b) contains a true and complete list of each interest in Real Property owned by any Loan Party as of the date hereof and describes the type of interest therein held by such Loan Party. Schedule 3.05(b) contains a true and complete list of each parcel of Real Property leased, or subleased by any Loan Party, as lessee, sublessee, franchisee or licensee, as of the date hereof and describes the type of interest therein held by such Loan Party.

(c) Each Loan Party owns, or is licensed to use, all patents, patent applications, trademarks, trade names, servicemarks, copyrights, technology, trade secrets, proprietary information, domain names, know-how and processes necessary for the conduct of its business as currently conducted (the “Intellectual Property”), except for those the failure to own or have a license to use which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Loan Parties, no claim has been asserted and is pending by any Person challenging the use of any such Intellectual Property or the validity or enforceability of any such Intellectual Property, (except for such claims and infringements that would not reasonably be expected to result in a Material Adverse Effect). The use of such Intellectual Property by each Loan Party does not infringe the rights of any Person, except for such claims of infringement that, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.06 Equity Interests and Subsidiaries. Schedule 3.06 sets forth a list of (i) all the Loan Parties and their jurisdiction of organization as of the Closing Date and (ii) the number of shares of each class of its Equity Interests authorized, and the number outstanding (and the record holder of such Equity Interests) of such Loan Party and its Subsidiaries, on the Closing Date and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights at the Closing Date. To the knowledge of the Loan Parties, all Equity Interests of each Subsidiary are duly and validly issued and are fully paid and non-assessable (to the extent applicable) and, except with respect to the Lead Borrower, are owned by the Lead Borrower, directly or indirectly through Wholly Owned Subsidiaries. Except as set forth on Schedule 3.06, each Loan Party is the record and beneficial owner of, and has good and legal title to, the Equity Interests pledged by it under the Security Agreement, free of any and all Liens, except the security interest created by the Security Agreement and Permitted Liens, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or Property that is convertible into, or that requires the issuance or sale of, any such Equity Interests.

Section 3.07 Litigation; Compliance with Laws.

(a) Except as set forth on Schedule 3.07(a), there are no actions, suits or proceedings at law or in equity by or before any Governmental Authority now pending or, to the knowledge of any Loan Party, threatened in writing against any Loan Party or any business, Property or rights of any such Person (i) that involve any Loan Document or the Transactions or (ii) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b) Except as set forth on Schedule 3.07(b) and except for matters covered by Section 3.17, no Loan Party or any of its Property is in violation of, nor will the continued

operation of their Property as currently conducted violate, any Requirements of Law (including any zoning or building ordinance, code or approval or any building permits) or any restrictions of record with respect to the Real Property or is in default with respect to any judgment, writ, injunction, decree or order of any Governmental Authority, where such violation or default would reasonably be expected to result in a Material Adverse Effect.

Section 3.08 Material Indebtedness. Each Loan Party is in compliance with all Material Indebtedness, and no event of default has occurred and is continuing thereunder, except where the failure to comply or the existence of a default, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

Section 3.09 Federal Reserve Regulations.

(a) No Loan Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock.

(b) No part of the proceeds of any Loan or any Letter of Credit will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, the provisions of the regulations of the Board, including Regulation T, U or X. The pledge of the Securities Collateral pursuant to the Security Agreement does not violate such regulations.

Section 3.10 Investment Company Act.

No Loan Party is required to be registered as an “investment company” or a company “controlled” by an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 3.11 Taxes

Each Loan Party has (a) timely filed (including any grace period) or caused to be timely filed all federal Tax Returns and all other material Tax Returns or materials required to have been filed by it and all such Tax Returns are true and correct in all material respects and has (b) duly and timely paid (including all grace periods or caused to be duly and timely paid including all grace periods), all Taxes (whether or not shown on any Tax Return) due and payable by it and all assessments received by it, except Taxes (i) that are being contested in good faith by appropriate proceedings and for which such Loan Party shall have set aside on its books adequate reserves in accordance with GAAP and as to which no Lien has arisen, or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect; provided that any such contest of Taxes with respect to Collateral shall also satisfy the Contested Collateral Lien Conditions.

Section 3.12 No Material Misstatements. None of any information, report, financial statement, exhibit or schedule (other than forecasts, projections, budgets or forward looking statements) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, concerning the Consolidated Companies, when taken as a whole, contained, contains or will contain any material misstatement of fact or omission, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not materially misleading as of the date such information is dated or certified (as modified or supplemented by other information so furnished). With respect to any forecasts, projections, budgets or forward looking statements concerning the Loan Parties, the Loan Parties represent that they acted in good faith and utilized assumptions believed by the Loan Parties to be reasonable at the time of the preparation thereof. It is acknowledged and agreed by the Administrative Agent, Collateral Agent and each Lender that the projections, budgets, or forward looking statements are subject to uncertainties and contingencies beyond the Loan Parties’ (or their Affiliates’ control), and no assurances are given that the results forecast in the projections, budgets, or forward looking statements will be realized and actual results may differ from the forecast results set forth in the projections, budgets, or forward looking statements and such differences may be material.

Section 3.13 Labor Matters. As of the date hereof and the Closing Date, there are no strikes, lockouts or slowdowns against any Loan Party pending or, to the knowledge of any Loan Party, threatened except to the extent such strikes, lockouts or slowdowns would not reasonably be expected to result in a Material Adverse Effect. The hours worked by and payments made to employees of any Loan Party have not been in violation of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters in any manner which could reasonably be expected to result in a Material Adverse Effect. All payments due from any Loan Party, or for which any claim may be made against any Loan Party, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of such Loan Party except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which any Loan Party is bound except to the extent such right of termination or renegotiation would not reasonably be expected to result in a Material Adverse Effect.

Section 3.14 Solvency. Immediately after the consummation of the Transactions to occur on the Closing Date and immediately following the making of each Loan and after giving effect to the application of the proceeds of each Loan, taking into account rights of contribution against or reimbursement from other Loan Parties, (a) the fair value of the assets (on a going concern basis) of the Loan Parties on a consolidated basis with their Subsidiaries will exceed their debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value (on a going concern basis) of the Property of the Loan Parties on a consolidated basis with their Subsidiaries will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the Loan Parties on a consolidated basis with their Subsidiaries will be generally able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the Loan Parties on a consolidated basis with their Subsidiaries will not have unreasonably small capital with which to conduct its business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

Section 3.15 Employee Benefit Plans. Except to the extent it would not reasonably be expected to result in a Material Adverse Effect, each Loan Party is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, would reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of the most recent actuarial report prepared by such Plan’s actuaries) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount that would reasonably be expected to result in a Material Adverse Effect.

Section 3.16 Environmental Matters.

(a) Except as set forth in Schedule 3.17 or except as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(i) The Loan Parties and their businesses, operations and Real Property are in compliance with Environmental Law;

(ii) The Loan Parties have obtained all Environmental Permits required for the conduct of their businesses and operations, and the ownership, operation and use of their assets, under Environmental Law, all such Environmental Permits are valid and in good standing and, under the currently effective business plan of the Loan Parties;

(iii) There has been no Release or threatened Release of Hazardous Material on, at, under or from any real property or facility presently or formerly owned, leased or operated by the Loan Parties or their predecessors in interest that could result in liability of the Loan Parties under Environmental Law; and

(iv) There is no Environmental Claim pending or, to the knowledge of the Loan Parties, threatened against the Loan Parties, or relating to the real property currently or, to the actual knowledge of the Loan Parties, formerly owned, leased or operated by the Loan Parties or relating to the operations of the Loan Parties, and to the actual knowledge of the Loan Parties there are no actions, activities, circumstances, conditions, events or incidents that could form the basis of such an Environmental Claim.

(b) Except as set forth in Schedule 3.17 or as would not reasonably be expected to result in a Material Adverse Effect:

(i) No Loan Party is obligated to perform any action or otherwise incur any expense under Environmental Law pursuant to any order, decree, judgment or agreement by which it is bound or has assumed by contract or agreement, and no Loan Party is conducting or financing any Response pursuant to any Environmental Law with respect to any Real Property or any other location;

(ii) To each Loan Party’s knowledge, no Real Property or facility owned, operated or leased by the Loan Parties and, to the knowledge of the Loan Parties, no real property or facility formerly owned, operated or leased by the Loan Parties or any of their predecessors in interest is (i) listed or proposed for listing on the National

Priorities List promulgated pursuant to CERCLA or (ii) listed on the Comprehensive Environmental Response, Compensation and Liability Information System promulgated pursuant to CERCLA or (iii) included on any similar list maintained by any Governmental Authority including, without limitation, any such list relating to petroleum;

(iii) No Lien has been recorded or, to the knowledge of any Loan Party, threatened under any Environmental Law with respect to any Real Property or assets of the Loan Parties;

(iv) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not require any notification, registration, filing, reporting, disclosure, investigation, remediation or cleanup pursuant to any Environmental Law; and

(v) The Loan Parties have made available to Lenders all material reports and assessments in the possession, custody or control of, or otherwise reasonably available to, the Loan Parties concerning compliance with or liability under Environmental Law including, without limitation, those concerning the existence of Hazardous Material at real property or facilities currently or formerly owned, operated, leased or used by the Loan Parties.

Section 3.17 Insurance. Schedule 3.17 sets forth a true, complete and correct description of all insurance maintained by each Loan Party as of the Closing Date. As of each such date, each insurance policy listed on Schedule 3.17 is in full force and effect and all premiums have been duly paid. Each Loan Party has insurance in such amounts and covering such risks and liabilities as are customary for companies of similar size engaged in similar businesses with similar risk factors.

Section 3.18 Security Documents.

(a) The Security Agreement is effective to create in favor of the Collateral Agent for the benefit of the Secured Parties, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought) security interest in and Lien on the Security Agreement Collateral (to the extent such perfection may be obtained under the New York law) and, when (i) financing statements and other filings in appropriate form are filed in the offices specified on Schedule 7 to the Perfection Certificate and (ii) upon the taking of possession or control by the Collateral Agent of the Security Agreement Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent possession or control by the Collateral Agent is required by each Security Agreement), the Lien created by the Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Security Agreement Collateral (other than the Intellectual Property (as defined in the Security Agreement) to the extent the

UCC is not applicable to perfection and priority of such Intellectual Property), in each case subject to no Liens other than Permitted Liens.

(b) When the Security Agreement or a short form thereof is filed (including the payment of the appropriate fees) in the United States Patent and Trademark Office and the United States Copyright Office, the Lien created by such Security Agreement shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the grantors thereunder in the Intellectual Property (as defined in such Security Agreement), in each case subject to no Liens other than Permitted Liens.

(c) To the extent any Mortgage is duly executed and delivered after the Closing Date by the relevant Loan Party, such Mortgage will be effective to create, in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought) first priority Lien on and security interest in all of the Loan Parties’ right, title and interest in and to the Mortgaged Real Properties thereunder and the proceeds thereof, and when the Mortgages are filed in the offices specified in the local counsel opinion delivered with respect thereto in accordance with the provisions of Sections 5.11 and 5.12, the Mortgages shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in the Mortgaged Real Properties and the proceeds thereof, in each case prior and superior in right to any other Person, other than Liens reasonably acceptable to Administrative Agent.

(d) Each Security Document delivered pursuant to Sections 5.11 and 5.12 will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent, for the benefit of the Secured Parties, a legal, valid and enforceable (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought) security interest in and Lien on all of the Loan Parties’ right, title and interest in and to the Collateral thereunder (to the extent such perfection may be obtained under the New York law), and when all (i) appropriate filings or recordings are made in the appropriate offices as may be required under Applicable Law, and (ii) possession or control (which possession or control shall be given to the Collateral Agent to the extent possession or control by the Collateral Agent is required by each Security Agreement) of the Collateral thereunder is obtained by the Collateral Agent to the extent required by Applicable Law, such Security Document will constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral, in each case subject to no Liens other than Permitted Liens.

Section 3.19 Supply Agreements. As of the Closing Date, except as set forth on Schedule 3.19 hereof, the Loan Parties and their Subsidiaries have no written licensing or supply contracts with their Inventory and raw materials suppliers.

ARTICLE IV

CONDITIONS TO CREDIT EXTENSIONS

Section 4.01 Conditions to Initial Credit Extension. The obligation of each Lender and, if applicable, each Issuing Bank to fund the initial Credit Extension requested to be made by it shall be subject to the prior or concurrent satisfaction (or waiver) of each of the conditions precedent set forth in this Section 4.01.

(a) Loan Documents. All legal matters incident to this Agreement, the Borrowings and extensions of credit hereunder and the other Loan Documents shall be reasonably satisfactory to the Lenders, to the Issuing Bank and to the Administrative Agent and there shall have been delivered to the Administrative Agent an executed counterpart (including by telecopy or electronic pdf) of each of the Loan Documents, including this Agreement, the Security Agreement, each Mortgage, the Perfection Certificate and each other applicable Loan Document.

(b) Corporate Documents. The Administrative Agent shall have received:

(i) a certificate of an officer of each Loan Party dated the Closing Date and certifying (A) that attached thereto is a true and complete copy of the certificate or articles of incorporation or other constitutive documents, including all amendments thereto certified as of a recent date by the Secretary of State of the state of its organization, (B) that attached thereto is a true and complete copy of the by-laws or limited liability company agreement, as applicable, of such Loan Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (C) below, (C) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors or Board of Managers, as applicable, of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and, in the case of the Borrowers, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party (together with a certificate of another officer as to the incumbency and specimen signature of the officer executing the certificate in this clause (i)); and

(ii) a long form certificate as to the good standing of each Loan Party as of a recent date, from such Secretary of State of such Loan Party’s jurisdiction of organization.

(c) Officers’ Certificate. The Administrative Agent shall have received a certificate, dated the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Lead Borrower, confirming compliance with the conditions precedent set forth in Section 4.01 and paragraphs (b), (c), and (e) of Section 4.02, certifying as to the solvency of the Borrowers, and making such representations and calculations with respect to the Qualified Senior Debt Documents as reasonably requested by the Administrative Agent.

(d) Opinions of Counsel. The Administrative Agent shall have received, on behalf of itself, the other Agents, the Arranger, the Lenders and the Issuing Bank, a written opinion of Kirkland & Ellis LLP and Michigan local counsel, special counsel for the Loan Parties, substantially to the effect set forth in Exhibit K (A) dated the Closing Date, (B) addressed to the Agents, the Issuing Bank and the Lenders and (C) covering such other matters relating to the Loan Documents as the Administrative Agent shall reasonably request.

(e) [Intentionally Omitted].

(f) Requirements of Law. The Lenders shall be satisfied that the Transactions shall be in full compliance with all material Requirements of Law, including without limitation Regulations T, U and X of the Board.

(g) Consents. The Lenders shall be satisfied that all requisite Governmental Authorities and third parties consents have been obtained except for those that, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect, and there shall be no governmental or judicial action, actual or threatened, that has or would have, singly or in the aggregate, a reasonable likelihood of restraining, preventing or imposing burdensome conditions on the Transactions or the other transactions contemplated hereby.

(h) Litigation. There shall be no litigation, public or private, or administrative proceedings, governmental investigation or other legal or regulatory developments, actual or threatened, that, singly or in the aggregate, could reasonably be expected to result in a Material Adverse Effect, or could materially and adversely affect the ability of the Loan Parties to fully and timely perform their respective obligations under the Loan Documents, or the ability of the parties to consummate the financings contemplated hereby or the other Transactions.

(i) Fees. The Arranger, Collateral Agent and Administrative Agent shall have received all Fees and other invoiced amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all reasonable out-of-pocket expenses (including the reasonable legal fees and out-of-pocket expenses of Riemer & Braunstein, LLP, special counsel to the Agents, and the reasonable fees and out-of-pocket expenses of any local counsel, commercial finance examiners and appraisers) required to be reimbursed or paid by the Borrowers hereunder or under any other Loan Document.

(j) Personal Property Requirements. The Collateral Agent shall have received:

(i) all certificates, agreements or instruments representing or evidencing the Pledged Equity Interests and the Pledged Notes (each as defined in the Security Agreement) accompanied by instruments of transfer and stock powers endorsed in blank shall have been delivered to the Collateral Agent;

(ii) all other certificates, agreements, including control agreements, or instruments necessary to perfect the Collateral Agent’s security interest in all Chattel Paper, all Instruments, all Deposit Accounts and all Investment Property of each Loan Party (as each such term is defined in the Security Agreement and to the extent required by Section 3.3 of the Security Agreement);

(iii) UCC Financing Statements in appropriate form for filing under the UCC, filings with the United States Patent, Trademark and Copyright offices and such other documents under applicable Requirements of Law in each jurisdiction as may be reasonably necessary to perfect the Liens created, or purported to be created, by the Security Documents; and

(iv) certified copies of UCC, tax and judgment lien searches, bankruptcy and pending lawsuit searches or equivalent reports or searches, each of a recent date listing all effective financing statements, lien notices or comparable documents that name any Loan Party as debtor and that are filed in those state and county jurisdictions in which any Loan Party is organized or maintains its principal place of business and such other searches that the Collateral Agent deems necessary, none of which encumber the Collateral covered or intended to be covered by the Security Documents (other than those relating to Liens acceptable to the Collateral Agent and Permitted Liens).

(k) Real Property Requirements. The Collateral Agent shall have received:

(i) a Mortgage encumbering each Mortgaged Real Property in favor of Collateral Agent, for the benefit of the Secured Parties, duly executed and acknowledged by each Loan Party that is the owner of or holder of any interest in such Mortgaged Real Property, and otherwise in form for recording in the recording office of each political subdivision where each such Mortgaged Real Property is situated, together with such certificates, affidavits, questionnaires or returns as shall be required in connection with the recording or filing thereof to create a lien under Applicable Law, and such UCC-1 Financing Statements, all of which shall be in form and substance reasonably satisfactory to Collateral Agent, and any other instruments necessary to grant a mortgage lien under the laws of any applicable jurisdiction;

(ii) Except as otherwise agreed by the Collateral Agent, with respect to each Mortgage, a policy (or commitment to issue a policy) of title insurance insuring (or committing to insure) the Lien of such Mortgage as a valid first mortgage Lien on the Mortgaged Real Property and fixtures described therein in the amount equal to 107% of the fair market value of such Mortgaged Real Property which policies (or commitments) (each, a “Title Policy”) shall (A) be issued by the Title Company, (B) to the extent necessary, include such reinsurance arrangements (with provisions for direct access, if necessary) as shall be reasonably acceptable to the Collateral Agent, (C) contain a “tie-in” or “cluster” endorsement (if available under Applicable Law) (i.e., policies which insure against losses regardless of location or allocated value of the insured Property up to a stated maximum coverage amount), (D) have been supplemented by such endorsements (or where such endorsements are not available, opinions of special counsel reasonably acceptable to the Collateral Agent to the extent that such opinions can be obtained at a cost which is reasonable with respect to the value of the Mortgaged Real Property subject to such Mortgage) as shall be reasonably requested by the Collateral Agent (including, without limitation, endorsements on matters relating to usury, first loss, last dollar, zoning, contiguity, revolving credit, doing business, non-imputation, public road access, survey, variable rate, environmental lien and so-called comprehensive coverage over covenants and restrictions), and (E) contain no exceptions to title other than exceptions reasonably acceptable to the Collateral Agent;

(iii) with respect to each Mortgaged Real Property, such reasonable and customary affidavits, certificates, information (including financial data) and instruments of indemnification (including, without limitation, a so-called “gap” indemnification) as shall be required to induce the Title Company to issue the Title Policy/ies (or commitment) and endorsements contemplated in subparagraph (iii) above;

(iv) evidence reasonably acceptable to the Collateral Agent of payment by the Borrowers of all Title Policy premiums, search and examination charges, and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Title Policies referred to subparagraph (iii) above;

(v) with respect to each Real Property or Mortgaged Real Property, copies of all Leases in which a Loan Party holds the lessor’s interest or other agreements relating to possessory interests, if any. To the extent any of the foregoing affect any Mortgaged Real Property, such agreement shall be subordinate to the Lien of the Mortgage to be recorded against such Mortgaged Real Property, either expressly by its terms or pursuant to a subordination, non-disturbance and attornment agreement, and shall otherwise be acceptable to the Collateral Agent;

(vi) with respect to each Mortgaged Real Property, the Loan Parties shall have made all notification, registrations and filings, to the extent required by, and in accordance with, all Governmental Real Property Disclosure Requirements applicable to such Mortgaged Real Property; and

(vii) Except as otherwise agreed by the Collateral Agent, Surveys with respect to each Mortgaged Real Property.

(l) Financial Statements. The Administrative Agent shall have received and shall be reasonably satisfied with the form and substance of the financial statements described in Section 3.04.

(m) Insurance. The Administrative Agent shall have received a certificate as to coverage under, the insurance policies required by Section 5.04 and the applicable provisions of the Security Documents, each of which shall be endorsed or otherwise amended to include a “standard” or “New York” lender’s loss payable endorsement, to the extent available, and to name the Collateral Agent as additional insured, in form and substance reasonably satisfactory to the Administrative Agent.

(n) Borrowing Base Certificate. The Collateral Agent and the Administrative Agent shall have received a Borrowing Base Certificate, dated as of July 30, 2006.

(o) Cash Management. The Collateral Agent and the Administrative Agent shall have received executed blocked account agreements (from all of the financial institutions where the Loan Parties maintain bank accounts other than petty cash accounts funded in the ordinary course of business, the deposits in which shall not aggregate more than $3,000,000 or exceed $25,000 with respect to any one account (or in each case, such greater amounts to which the Administrative Agent may agree), and payroll, trust and tax withholding accounts funded in the ordinary course of business and required by Applicable Law).

(p) Excess Availability. Following the initial Borrowings on the Closing Date, Excess Availability shall not be less than $60,000,000.

(q) Resignation of Agents. UBS AG Stamford Branch shall have resigned as Administrative Agent and Issuing Bank under the Existing Credit Agreement, UBS AG, Cayman Islands Branch shall have resigned as Swingline Lender under the Existing Credit Agreement and The CIT Group/Commercial Services, Inc. shall have resigned as Collateral Agent under the Existing Credit Agreement. The Lenders shall have appointed Bank of America to act as Administrative Agent, Collateral Agent, Swingline Lender and Issuing Bank in their stead.

(r) Patriot Act Compliance. There shall have been delivered to the Agents and the Arrangers all documentation and other information reasonably requested by them that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Act (as defined in Section 11.16 below).

Section 4.02 Conditions to All Credit Extensions. The obligation of each Lender and each Issuing Bank to make any Credit Extension (including the initial Credit Extension) shall be subject to, and to the satisfaction (or waiver) of, each of the conditions precedent set forth below.

(a) Notice. The Administrative Agent shall have received a Borrowing Request as required by Section 2.03 (or such notice shall have been deemed given in accordance with Section 2.03) if Loans are being requested or, in the case of the issuance, amendment, extension or renewal of a Letter of Credit, the Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance, amendment, extension or renewal of such Letter of Credit as required by Section 2.18(b) or, in the case of the Borrowing of a Swingline Loan, the Swingline Lender and the Administrative Agent shall have received a notice requesting such Swingline Loan as required by Section 2.17(b).

(b) No Default. The Borrowers and each other Loan Party shall be in compliance in all material respects with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and, at the time of and immediately after such Credit Extension, no Default shall have occurred and be continuing on such date or after giving effect to the Credit Extension requested to be made on such date.

(c) Representations and Warranties. Each of the representations and warranties made by any Loan Party set forth in Article III hereof or in any other Loan Document shall be true and correct in all material respects (without duplication of any materiality standard set forth in any such representation or warranty) on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date (without duplication of any materiality standard set forth in any such representation or warranty).

(d) No Legal Bar. No order, judgment or decree of any Governmental Authority shall purport to restrain any Lender from making any Loans to be made by it. No injunction or other restraining order shall have been issued or shall be pending with respect to any action, suit or proceeding seeking to enjoin or otherwise prevent the making of Loans hereunder.

(e) No Violation of Qualified Senior Debt Documents. The incurrence of such Loans or the issuance of such Letters of Credit shall not violate, result in a default, or require the granting of a Lien to the holders of Indebtedness, under the Qualified Senior Debt Documents.

Each of the delivery of a Borrowing Request or notice requesting the issuance, amendment, extension or renewal of a Letter of Credit and the acceptance by the Borrowers of the proceeds of such Credit Extension shall constitute a representation and warranty by the Borrowers and each other Loan Party that on the date of such Credit Extension (both immediately before and after giving effect to such Credit Extension and the application of the proceeds thereof) the conditions contained in this Section 4.02 have been satisfied. The conditions set forth in this Section 4.02 are for the sole benefit of the Administrative Agent and each Lender and may be waived by the Administrative Agent, in whole or in part, without prejudice to the rights of the Administrative Agent or any Lender.

ARTICLE V

AFFIRMATIVE COVENANTS

Each Loan Party covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document shall have been paid in full (other than contingent indemnity obligations to the extent no claim giving rise thereto has been asserted) and all Letters of Credit have been canceled, expired, been fully cash collateralized or backstopped and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, each Loan Party will and will cause each of its Subsidiaries to:

Section 5.01 Financial Statements and Non-Collateral Reports, etc. In the case of the Lead Borrower, furnish to the Administrative Agent (for further delivery to each Lender):

(a) Annual Reports. Within 100 days after the end of each fiscal year the consolidated balance sheet of the Lead Borrower (or, in the case of a Future Holding Company, the Future Holding Company) as of the end of such fiscal year and related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, and notes thereto and accompanied by an opinion of PricewaterhouseCoopers LLP or other independent registered public accounting firm of recognized national standing (which opinion shall not be qualified as to (A) scope or going concern, or (B) any other qualification unless such qualification is reasonably acceptable to the Administrative Agent), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations, cash flows (on a consolidated basis) and changes in stockholders’ equity of the Consolidated Companies as of the end of and for such fiscal year in accordance with GAAP; provided that documents required to be delivered pursuant to this clause (a) which are made available via EDGAR, or any successor system of the Securities and Exchange Commission, on the Lead Borrower’s (or any Future Holding Company) Annual Report on Form 10-K shall be deemed delivered when made so available and the Administrative Agent shall have received notice that such documents have been made so available;

(b) Quarterly Reports. Within 50 days after the end of each of the first three fiscal quarters of each fiscal year the consolidated balance sheet of the Lead Borrower (or, in the case of a Future Holding Company, the Future Holding Company) as of the end of such fiscal quarter and related consolidated statements of income and cash flows for such fiscal quarter and for the then elapsed portion of the fiscal year, in comparative form with the consolidated statements of income and cash flows for the comparable periods in the previous fiscal year, and notes thereto and accompanied by a certificate of a Financial Officer stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows (on a consolidated basis) of the Consolidated Companies as of the date and for the periods specified in accordance with GAAP consistently applied, and on a basis consistent with audited financial statements referred to in clause (a) of this Section 5.01, subject to normal year-end audit adjustments and the absence of footnotes; provided that documents required to be delivered pursuant to this clause (b) which are made available via EDGAR, or any successor system of the Securities and Exchange Commission, on the Lead Borrower’s (or any Future Holding Company) Quarterly Report on Form 10-Q shall be deemed delivered when made so available and the Administrative Agent shall have received notice that such documents have been made so available;

(c) Monthly Reports. Within 30 days after the end of the first two months of each fiscal quarter, (i) the consolidated statements of income and cash flows of the Lead Borrower (or, in the case of a Future Holding Company, the Future Holding Company) for such month and for the then elapsed portion of the fiscal year, in comparative form with the consolidated statements of income and cash flows for the comparable periods in the previous fiscal year, accompanied by a certificate of a Financial Officer stating that such financial statements fairly present, in all material respects, the consolidated results of operations and cash flows of the Consolidated Companies as of the date and for the periods specified in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, and (ii) such reports as are prepared by the Loan Parties’ management for their own use, including the Consolidated balance sheet and related statements of operations, and Consolidated statements of cash flows for the Borrowers and their Subsidiaries (and, with respect to the statements of income only through the “gross profit” line item, each division), as of the end of and for such fiscal month and the elapsed portion of the fiscal year, setting forth in each case, in comparative form the Consolidated figures for the previous fiscal year and its budgeted results of operations and cash flows;

(d) Financial Officer’s Certificate. (i) Concurrently with any delivery of financial statements under (A) paragraphs (a), (b) or (c) above, a certificate of a Financial

Officer of the Lead Borrower certifying that no Default has occurred or, if such a Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto and (B) paragraphs (a) and (b) above, (1) a certificate of a Financial Officer of the Lead Borrower certifying that the financial statements delivered in clauses (a) or (b) above have been prepared in accordance with GAAP consistently applied; and (2) a Compliance Certificate;

(e) Public Reports. Promptly after the same become publicly available, copies of material all reports delivered to the note holders as required by the Qualified Senior Notes and all other material periodic and other reports and proxy statements filed by any Loan Party with the Securities and Exchange Commission, or any Governmental Authority succeeding to any or all of the functions of said Commission, or with any national securities exchange, or distributed to holders of its Qualified Senior Notes (or any other bondholders) pursuant to the terms of the documentation governing such Qualified Senior Notes (or any trustee, agent or other representative therefor), as the case may be; provided that documents required to be delivered pursuant to this clause (d) which are made available via EDGAR, or any successor system of the Securities and Exchange Commission, shall be deemed delivered when made so available and the Administrative Agent shall have received notice that such documents have been made so available;

(f) Management Letters. Promptly after the receipt thereof by any Loan Party, a copy of any final “management letter” received by any such Person from its certified public accountants and the management’s responses thereto;

(g) Budgets. No later than 60 days after the first day of each fiscal year of the Loan Parties, a budget in form reasonably satisfactory to the Administrative Agent prepared by the Lead Borrower for each fiscal month of such fiscal year for the Lead Borrower and its Subsidiaries prepared in reasonable detail, of any Future Holding Company, the Borrowers and their Subsidiaries, with appropriate presentation and discussion of the principal assumptions upon which such budgets are based;

(h) [Reserved].

(i) Other Information. Promptly, from time to time, such other information regarding the operations, business affairs and financial condition of any Loan Party, or compliance with the terms of any Loan Document, as the Administrative Agent may reasonably request (other than information which is subject to an attorney-client privilege or would result in a breach of a confidentiality obligation of the Loan Parties to any other Person).

Section 5.02 Litigation and Other Notices. In the case of the Lead Borrower, furnish to the Administrative Agent prompt written notice of the following upon a Responsible Officer obtaining knowledge thereof:

(a) any Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;

(b) the filing or commencement of, or any notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity by or before any Governmental Authority, (i) against any Loan Party that, if adversely determined, would reasonably be expected to result in a Material Adverse Effect or (ii) with respect to any Loan Document;

(c) any development that has resulted in a Material Adverse Effect;

(d) the occurrence of a Casualty Event involving any portion of Collateral having a value in excess of $1,000,000 in the aggregate;

(e) any threatened indictment by any Governmental Authority or any Loan Party as to which such Loan Party receives knowledge or written notice, under any applicable criminal law; and

(f) the occurrence of any other event which would materially decrease the value of the Collateral.

Section 5.03 Existence; Businesses and Properties.

(a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.05 or, in the case of any Subsidiary, where the failure to perform such obligations, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) (i) Do or cause to be done all things reasonably necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, franchises, authorizations, patents, copyrights, trademarks and trade names material to the conduct of its business except to the extent to do or cause such things would not reasonably be expected to result in a Material Adverse Effect; (ii) maintain and operate its business in substantially the manner in which it is presently conducted and operated (or reasonably related thereto or ancillary or complementary businesses); (iii) comply with all applicable Requirements of Law (including any and all zoning, building, Environmental Law, ordinance, code or approval or any building permits or any restrictions of record or agreements affecting the Real Property) and decrees and orders of any Governmental Authority, whether now in effect or hereafter enacted, except where the failure to comply, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; pay and perform its obligations under all Transaction Documents (other than the Loan Documents); and at all times maintain and preserve all tangible Property material to the conduct of such business and keep such Property in substantially the same condition as of the date hereof and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times, except to the extent failure to so maintain such property would not reasonably be expected to result in an Material Adverse Effect; provided that nothing in this Section 5.03(b) shall prevent (i) sales of assets, consolidations or mergers by or involving any Loan Party in accordance with Section 6.05; (ii) the withdrawal by any Loan Party of its qualification as a foreign corporation in any jurisdiction where such withdrawal, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; or (iii) the abandonment by any Loan Party of any rights, franchises, licenses, trademarks, tradenames, copyrights or patents that such Person reasonably determines are not necessary to the conduct of the Consolidated Companies’ businesses taken as a whole.

Section 5.04 Insurance.

(a) Keep its insurable Property adequately insured at all times by financially sound and reputable insurers (provided that the Loan Parties shall not be deemed to breach this provision if, after their insurer becomes unsound or irreputable, the Lead Borrower promptly and diligently obtains adequate insurance from an alternative carrier) (or, to the extent consistent with prudent business practice, a program of self-insurance); maintain such other insurance, to such extent and against such risks, including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses operating in the same or similar locations and with similar insurable risk factors, or as determined by the Responsible Officer of the Loan Parties, including public liability insurance against claims for personal injury or death or Property damage occurring upon, in, about or in connection with the use of any Property owned, occupied or controlled by it; and maintain such other insurance as may be required by law; and, with respect to the Collateral, otherwise maintain all insurance coverage required under each applicable Security Document. The Administrative Agent and Collateral Agent acknowledge that the insurance policies described on Schedule 3.18 are satisfactory to them as of the Closing Date and are in compliance with the provisions of this Section 5.04.

(b) All such insurance shall, to the extent available, (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days after receipt by the Collateral Agent of written notice thereof, (ii) name the Collateral Agent as mortgagee (in the case of property insurance) or additional insured (in the case of liability insurance) or loss payee (in the case of casualty insurance), as applicable and (iii) if reasonably requested by the Collateral Agent, include a breach of warranty clause.

(c) Notify the Administrative Agent and the Collateral Agent promptly whenever any separate insurance concurrent in form or contributing in the event of loss with that required to be maintained under this Section 5.04 is taken out by any Loan Party; and promptly deliver to the Administrative Agent and the Collateral Agent a duplicate original copy of such policy or policies.

(d) Obtain flood insurance in such total amount as the Administrative Agent or the Required Lenders may from time to time reasonably require, if at any time the area in which any improvements located on any real property covered by a Mortgage is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), and otherwise comply with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1975, as amended from time to time.

(e) Deliver to the Administrative Agent and the Collateral Agent a report of a reputable insurance broker with respect to such insurance and such supplemental reports with respect thereto as the Administrative Agent or the Collateral Agent may from time to time reasonably request (absent the occurrence and continuation of an Event of Default, no more than one time in any fiscal year).

Section 5.05 Obligations and Taxes.

(a) Discharge promptly when due all Taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its Property, before the same shall become delinquent or in default; provided that such payment and discharge shall not be required with respect to any such Tax, assessment, charge, levy or claim so long as (i)(A) the validity or amount thereof shall be contested in good faith by appropriate proceedings, (B) the applicable Loan Party shall have set aside on its books adequate reserves with respect thereto in accordance with GAAP and (C) such contest operates to suspend collection of the contested obligation, Tax, assessment or charge and enforcement of a Lien other than a Permitted Lien and, in the case of Collateral, the applicable Loan Party shall have otherwise complied with the Contested Collateral Lien Conditions or (ii) the failure to make payment, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(b) Cause the Qualified Senior Notes and the other obligations under the Qualified Senior Debt Documents to be refinanced at least 120 days prior to their scheduled maturity date, on terms reasonably acceptable to the Administrative Agent (including, without limitation, the extension of the maturity thereof to a date which is at least 180 days after the Maturity Date.

Section 5.06 Physical Inventories. At their own expense, shall cause cycle counts of its Inventory to be conducted at such times and following such methodology as is consistent with past practices. Following the completion of such cycle counts, the Borrowers shall promptly adjust their perpetual inventory reporting system and general ledgers, if and to the extent necessary to reflect the results of such cycle counts.

Section 5.07 Maintaining Records; Access to Properties and Inspections. Keep proper books and records and accounts in which full, true and correct entries in conformity in all material respects with GAAP and all Requirements of Law are made of all material dealings and transactions in relation to its business and activities. Each Loan Party will permit any representatives designated by the Administrative Agent (including, without limitation, any Lender desiring to accompany representatives of the Administrative Agent) to visit and inspect the financial records and the Property of such Loan Party at reasonable times during normal business hours with reasonable prior notice and to make extracts from and copies of such financial records, and permit any representatives designated by the Administrative Agent to discuss the affairs, finances and condition of any Loan Party with the officers thereof and independent accountants therefor (other than information which is subject to an attorney-client privilege or would result in a breach of a confidentiality obligation of the Loan Parties to any other Person); provided, however, that (x) no more than one such inspection shall occur during any fiscal year unless Excess Availability is less than $45,000,000 at the end of any fiscal month, in which event no more than two such inspections may occur, in the Collateral Agent’s reasonable discretion, during any fiscal year at the Borrowers’ expense, (2) unless Excess Availability is less than $20,000,000 at the end of any fiscal month, in which event no more than three such inspections may occur, in the Collateral Agent’s reasonable discretion, during any fiscal year at the Borrowers’ expense, or (3) following the occurrence and during the continuation of an Event of Default, more frequently at Collateral Agent’s reasonable request and at the expense of the Borrowers (in which event there shall be no limitation on inspections), and (y) a representative of the Lead Borrower shall be given the opportunity to be present for any communication with the independent accountants.

Section 5.08 Use of Proceeds. Use the proceeds of the Loans and request the issuance of Letters of Credit only for the following purposes: working capital; general corporate purposes (including Permitted Acquisitions and other purposes not prohibited by this Agreement or by Applicable Law).

Section 5.09 Compliance with Environmental Laws; Environmental Reports.

(a) (i) Comply in all material respects with all Environmental Laws and Environmental Permits applicable to its operations and Real Property; (ii) obtain and renew all material Environmental Permits applicable to its operations and Real Property; and (iii) conduct any Response required pursuant to Environmental Laws, except in each case with respect to clauses (i), (ii) and (iii) where failure to do so would reasonably be expected to results in a Material Adverse Effect; provided that no Loan Party shall be required to undertake any Response to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.

(b) If an Event of Default caused by reason of a breach of Section 3.17 or Section 5.09(a) shall have occurred and be continuing for more than 30 days without the Loan Parties commencing activities reasonably likely to cure such Event of Default, at the written request of the Required Lenders through the Administrative Agent or Collateral Agent, provide to the Lenders within 45 days after such written request, at the expense of the Borrowers, an environmental assessment report regarding the matters which are the subject of such default, including where appropriate, any soil and/or groundwater sampling, prepared by an environmental consulting firm and in the form and substance reasonably acceptable to the Administrative Agent and Collateral Agent and indicating, where appropriate in light of the subject matter of the request, the presence or absence of Hazardous Materials and the estimated cost of any compliance or Response to address them.

Section 5.10 Future Holding Company. In the event that Sponsor desires to create a Future Holding Company to own directly 100% of the Equity Interests of the Lead Borrower, Sponsor shall cause the Future Holding Company to, simultaneously with the transfer of the Equity Interests of the Lead Borrower to the Future Holding Company, (a) execute a Joinder Agreement or such comparable documentation and a joinder agreement to the Security Agreement in the form annexed thereto which is in form and substance reasonably satisfactory to the Administrative Agent, (b) take all actions necessary in the reasonable opinion of the Administrative Agent or the Collateral Agent to cause the Lien created by the Security Agreement to be duly perfected to the extent required by such agreement in accordance with all applicable Requirements of Law, including, without limitation, the filing of financing statements under the UCC in such jurisdictions as may be reasonably requested by the Administrative Agent or the Collateral Agent, (c) deliver to the Collateral Agent the certificates representing 100% of the Equity Interests of the Lead Borrower, together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of the Future Holding Company, and (iv) deliver to the Collateral Agent such legal opinions, certificates and other documents as are reasonably requested by the Collateral Agent.

Section 5.11 Additional Collateral; Additional Guarantors.

(a) Subject to this Section 5.11, with respect to any Property (other than leasehold interests), acquired after the Closing Date by a Borrower or any other Loan Party that is intended to be subject to the Lien created by any of the Security Documents but is not so subject (but, in any event, excluding any Property described in paragraph (b) of this subsection) promptly (and in any event within 30 days after the acquisition thereof provided Collateral Agent has provided all joinder agreements to the applicable Security Documents necessary for the Loan Parties to comply herewith): (i) execute and deliver to the Administrative Agent and the Collateral Agent such amendments or supplements to the relevant Security Documents or such other documents as the Administrative Agent or the Collateral Agent shall deem necessary to grant to the Collateral Agent, for the benefit of the Secured Parties, a Lien on such Property subject to no Liens other than Permitted Liens, and (ii) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Security Document in accordance with all applicable Requirements of Law, including, without limitation, the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent or Collateral Agent. The Loan Parties shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as the Administrative Agent or the Collateral Agent shall reasonably require to confirm the validity, perfection and priority of the Lien of the Security Documents against such after-acquired properties or assets.

(b) With respect to any Person that is or becomes a Wholly Owned Subsidiary (other than any Immaterial Subsidiary or Foreign Subsidiary that is not a direct Subsidiary of a Loan Party) promptly (and in any event within 30 days after such Person becomes a Subsidiary provided the Collateral Agent has provided all joinder agreements to the applicable Security Documents necessary for the Loan Parities to comply herewith) (i) deliver to the Collateral Agent the certificates, if any, representing the Equity Interests of such Subsidiary (provided that with respect to any first-tier Foreign Subsidiary of a Borrower or a Subsidiary organized in a State of the United States, in no event shall more than 65% of the Equity Interests of any Foreign Subsidiary be subject to any Lien or pledged under any Security Document if such pledge would have an adverse tax impact on the Borrowers), together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of such Subsidiary’s parent, as the case may be, and all intercompany notes owing from such Subsidiary to any Loan Party together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Subsidiary to the extent required to be delivered pursuant to the Security Documents, and (ii) cause such new Subsidiary (other than any Foreign Subsidiary if such pledge would have an adverse tax impact on the Borrowers) (A) to execute a Joinder Agreement or such comparable documentation to become a Loan Party (except that no Foreign Subsidiary shall become a Borrower hereunder) and a joinder agreement to the Security Agreement in the form annexed thereto which is in form and substance reasonably satisfactory to the Administrative Agent, and (B) to take all actions necessary or advisable in the reasonable opinion of the Administrative Agent or the Collateral Agent to cause the Lien created by the Security Agreement to be duly perfected to the extent required by such agreement in accordance with all applicable Requirements of Law, including, without limitation, the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent or the Collateral Agent.

(c) Each Loan Party will promptly grant to the Collateral Agent, within 60 days of the acquisition thereof, a security interest in and Mortgage Lien on each owned parcel of such Loan Party as is acquired by such Loan Party after the Closing Date that, together with any improvements thereon, individually has a fair market value of at least $1.0 million, as additional security for the Obligations (unless the subject Property is already mortgaged to a third party to the extent permitted by Section 6.02). Such Mortgages shall be granted pursuant to documentation substantially similar to existing documentation or otherwise reasonably satisfactory in form and substance to the Administrative Agent and the Collateral Agent and shall constitute valid and enforceable (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law) perfected Liens subject only to Permitted Liens or other Liens reasonably acceptable to the Collateral Agent. The Mortgages or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Mortgages and all taxes, fees and other charges payable in connection therewith shall be paid in full. Such Loan Party shall otherwise take such actions and execute and/or deliver to the Collateral Agent such documents as the Administrative Agent or the Collateral Agent shall require to confirm the validity, perfection and priority of the Lien of any existing Mortgage or new Mortgage against such after-acquired Real Property (including, without limitation, a Title Policy, a Survey and local counsel opinion (in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent) in respect of such Mortgage).

Section 5.12 Security Interests; Further Assurances. Each Loan Party shall, promptly upon the reasonable request of the Administrative Agent, or the Collateral Agent, at the Borrowers’ expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Security Documents or otherwise deemed by the Administrative Agent or the Collateral Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby superior to and prior to the rights of all third Persons other than the holders of Prior Liens and subject to no other Liens except Permitted Liens (to the extent permitted by the Security Documents), or use commercially reasonable efforts to obtain any consents, including, without limitation, landlord or similar lien waivers and consents, as may be necessary or appropriate in connection therewith to the extent Collateral located at such location is valued in excess of $1.0 million. Each Loan Party shall deliver or cause to be delivered to the Administrative Agent and the Collateral Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent as the Administrative Agent and the Collateral Agent shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Security Documents. Notwithstanding, for purposes of Intellectual Property, the Loan Parties shall not have any obligation to perfect the Collateral Agent’s interest in Intellectual Property outside the United States under any Security Document. Upon the exercise by the Administrative Agent, the Collateral Agent or the Lenders of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent, the Collateral Agent or the Lenders may be so required to obtain. If the Administrative Agent, the Collateral Agent or the Required Lenders determine that they are required by law or regulation to have appraisals prepared in respect of the Real Property of any Loan Party constituting Collateral, the Lead Borrower shall provide to the Administrative Agent and Collateral Agent appraisals that satisfy the applicable requirements of the Real Estate Appraisal Reform Amendments of FIRREA and are otherwise in form and substance reasonably satisfactory to the Administrative Agent and the Collateral Agent.

Section 5.13 Information Regarding Collateral.

The Loan Parties shall furnish to the Administrative Agent and the Collateral Agent prompt written notice of any change (i) in any Loan Party’s corporate name, (ii) in the location of any Loan Party’s chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral owned by it or any office or facility at which Collateral owned by it is located (including the establishment of any such new office or facility), (iii) in any Loan Party’s identity or corporate structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number or (v) in any Loan Party’s jurisdiction of organization. The Borrowers agree not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral.

Section 5.14 Post-Closing Collateral Matters. Notwithstanding anything to the contrary contained herein or in any other Loan Document, execute and deliver the documents and complete the tasks set forth on Schedule 5.14, in each case within the time limits specified on such schedule.

Section 5.15 Borrowing Base-Related Reports. The Lead Borrower shall deliver or cause to be delivered (at the expense of the Borrowers) to the Collateral Agent and the Administrative Agent, (a) in no event less frequently than ten (10) Business Days after the end of each month for the month most recently ended, unless the Lead Borrower elects to so deliver more frequently (provided that the Lead Borrower has delivered to Collateral Agent a roll forward calculation of the Borrowing Base, and Excess Availability from the time period covered by the delivery of the monthly Borrowing Base Certificate), a Borrowing Base Certificate accompanied by a calculation of the Borrowers’ and its Subsidiaries’ marked-to-market exposure under each Hedging Agreement, together with such supporting detail and documentation as shall be requested by the Administrative Agent in its reasonable credit judgment; provided that upon the occurrence and during the continuance of a Specified Default or at any time that Excess Availability is less than $15 million for five consecutive Business Days, such Borrowing Base Certificate shall be furnished on Wednesday of each week (or, if Wednesday is not a Business Day, on the next succeeding Business Day), as of the close of business on the immediately preceding Saturday until such Specified Default is not longer continuing or until Excess Availability is greater than or equal to $15 million for five consecutive Business Days, at which time Borrowing Base Certificates will again be furnished only monthly, (b) upon the request of the Administrative Agent, but in no event more frequently than once each fiscal quarter, a calculation of the Indenture Borrowing Base, and (c) such other information regarding the Borrowing Base or the Collateral, as the Administrative Agent may reasonably request.

The delivery of the Borrowing Base Certificate and the calculation of the Indenture Borrowing Base delivered pursuant to this Section 5.15 shall constitute a representation and warranty by the Lead Borrower that the statements and information contained therein are true and correct in all material respects on and as of such date. Upon receipt of the Borrowing Base Certificate, Collateral Agent shall distribute such Borrowing Base Certificate to the Lenders.

Section 5.16 Borrowing Base Verification; Inventory Appraisals After reasonable prior notice to the Lead Borrower (unless and Event of Default then exists in which case no such prior notice shall be required), any of the Administrative Agent’s and Collateral Agent’s officers, employees or agents shall have the right, at any time or times, in the name of the Administrative Agent or Collateral Agent, as applicable, any designee of the Administrative Agent, Collateral Agent or the Lead Borrower, to verify the validity, amount or any other matter relating to Accounts or Inventory by mail, telephone, electronic communication, personal inspection or otherwise and to conduct field audits of the financial affairs and Collateral of the Loan Parties. The Borrowers shall cooperate fully with the Administrative Agent and Collateral Agent in an effort to facilitate and promptly conclude any such verification process. The Loan Parties shall cooperate fully with the Collateral Agent and its agents during all Collateral field audits and Inventory Appraisals which shall be at the expense of the Borrowers and shall be conducted annually (1) unless Excess Availability is less than $45,000,000 at the end of any fiscal month, in which event no more than two such audits and two Inventory Appraisals may occur, in the Collateral Agent’s reasonable discretion, during any fiscal year at the Borrowers’ expense, (2) unless Excess Availability is less than $20,000,000 at the end of any fiscal month, in which event no more than three such audits may occur, in the Collateral Agent’s reasonable discretion, during any fiscal year at the Borrowers’ expense, or (3) following the occurrence and during the continuation of an Event of Default, more frequently at Collateral Agent’s reasonable request and at the expense of the Borrowers.

ARTICLE VI

NEGATIVE COVENANTS

Each Loan Party covenants and agrees with each Lender that, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document (other than contingent indemnity obligations to the extent no claim giving rise thereto has been asserted or is reasonably anticipated by the Administrative Agent) have been paid in full and all Letters of Credit have been canceled or have expired, been fully cash collateralized or backstopped and all amounts drawn thereunder have been reimbursed in full, unless the Required Lenders shall otherwise consent in writing, no Loan Party will, nor will they cause or permit any Subsidiary to:

Section 6.01 Indebtedness. Incur, create, assume or permit to exist, directly or indirectly, any Indebtedness, except:

(a) Indebtedness incurred pursuant to this Agreement and the other Loan Documents;

(b) (i) Indebtedness listed on Schedule 6.01(b) and Permitted Refinancings thereof; and (ii) the Qualified Senior Notes (including any notes issued in exchange therefore in accordance with the registration rights document entered into in connection with the issuance of the Qualified Senior Notes and any subsequent refinancing, extension or replacement of the Qualified Senior Notes);

(c) Indebtedness of any Loan Party under Interest Rate Protection Agreements entered into in order to fix the effective rate of interest on the Loans and such other non-speculative Interest Rate Protection Agreements which may be entered into from time to time by any Loan Party and which such Loan Party in good faith believes will provide protection against fluctuations in interest rates with respect to floating rate Indebtedness then outstanding, and permitted to remain outstanding, pursuant to the other provisions of this Section 6.01;

(d) Indebtedness under Hedging Agreements (other than Interest Rate Protection Agreements) entered into from time to time by any Loan Party in accordance with Section 6.04(d);

(e) Intercompany Indebtedness of the Loan Parties outstanding to the extent permitted by Sections 6.04;

(f) Indebtedness of the Loan Parties in respect of Purchase Money Obligations and Capital Lease Obligations (including therein any Indebtedness incurred in connection with sale leaseback transactions permitted hereunder, and Permitted Refinancings thereof, in an aggregate amount not to exceed $15.0 million at any time outstanding;

(g) Indebtedness in respect of workers’ compensation claims, self-insurance obligations, performance bonds, export or import indemnitees or similar instruments, customs bonds, governmental contracts, leases, surety appeal or similar bonds and completion guarantees provided by a Loan Party in the ordinary course of its business;

(h) Contingent Obligations of any Loan Party in respect of Indebtedness otherwise permitted under Section 6.01 incurred in the ordinary course of business;

(i) Indebtedness in respect of taxes, assessments or governmental charges to the extent that payment thereof shall not at the time be required to be made in accordance with Section 5.05;

(j) Indebtedness of the target of a Permitted Acquisition or the purchase of other property with Indebtedness which was assumed by the Loan Party at the time of such purchase and that was outstanding on the date of such Permitted Acquisition or purchased property (or Indebtedness assumed at the time of a Permitted Acquisition or purchased property on any asset securing such Indebtedness (other than assets of a type included in the Borrowing Base) and Permitted Refinancings of any such Indebtedness) in an amount not to exceed $40,000,000 in the aggregate outstanding at any time; provided that such Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Permitted Acquisition or purchased property;

(k) Indebtedness consisting of deferred purchase price or notes issued to officers, directors and employees to purchase or redeem equity interests (or option or warrants or similar instruments) of a Loan Party provided such Indebtedness is subordinated to the Obligations in form and substance reasonably acceptable to Administrative Agent and Collateral Agent;

(l) Indebtedness consisting of incentive, non-compete, consulting, deferred compensation, or other similar arrangements entered in the ordinary course of business and not to exceed $10.0 million in the aggregate at any time;

(m) Indebtedness in respect of netting services and overdraft protections in connection with deposit accounts, in each case in the ordinary course of business;

(n) Unsecured Indebtedness owed to the Sponsor, Sponsor Related Parties, and/or other stockholders of the Lead Borrower and their respective Affiliates (excluding the Borrowers and any of their Subsidiaries), provided that such Indebtedness does not require the payment in cash of principal prior to the Maturity Date, or payment in cash of interest at a rate in excess of 10% per annum prior to the Maturity Date, has a maturity which extends beyond the Maturity Date, and is subordinated to the Obligations on terms reasonably acceptable to the Administrative Agent;

(o) Indebtedness (including the deferred purchase price for such Permitted Acquisition) incurred at the time of a Permitted Acquisition which meets the following requirements (“Junior Permitted Acquisition Indebtedness”) (i) the proceeds of such Indebtedness are used to finance such Permitted Acquisition, (ii) any such Indebtedness shall contain terms and conditions reasonably acceptable to the Administrative Agent, (iii) such Indebtedness shall not be issued or guaranteed by any Loan Party except the Lead Borrower or any Future Holding Company and (iv) the holders of such Indebtedness shall enter into a subordination agreement with the Collateral Agent containing terms and conditions (including, without limitation, standstill and blockage rights) reasonably acceptable to the Administrative Agent and the Collateral Agent;

(p) other Indebtedness of any Loan Party, which when aggregate with Indebtedness outstanding under Section 6.17, does not exceed $60.0 million in the aggregate principal amount at any time outstanding.

(q) Guarantees by any Loan Party of Indebtedness or other obligations arising in the ordinary course of business of any other Loan Party;

(r) Indebtedness incurred in the ordinary course of business in connection with the financing of insurance premiums;

(s) Indebtedness incurred in connection with sale leaseback transactions permitted hereunder;

(t) Indebtedness constituting the obligation to make purchase price adjustments and indemnities in connection with Permitted Acquisitions;

(u) Guarantees and letters of credit and surety bonds issued in connection with Permitted Acquisition or dispositions permitted under Section 6.05;

(v) Indebtedness incurred for construction or acquisition or improvement of, or to finance or refinance, any Real Property owned by any Loan Party (including therein any Indebtedness incurred in connection with a sale leaseback permitted hereunder);

(w) without duplication of any other Indebtedness, non-cash accruals of interest, accretion or amortization of original issue discount and payment-in-kind interest with respect to Indebtedness permitted hereunder;

(x) Indebtedness with respect to the deferred purchase price for any Permitted Acquisition, provided that such Indebtedness does not require the payment in cash of principal (other than in respect of working capital adjustments) prior to the Maturity Date, has a maturity which extends beyond the Maturity Date, and is subordinated to the Obligations on terms reasonably acceptable to the Administrative Agent;

(y) Indebtedness due to any landlord in connection with the financing by such landlord of leasehold improvements; and

(z) Extensions, renewals and replacements of any such Indebtedness described above, so long as such Indebtedness constitutes a Permitted Refinancing.

Section 6.02 Liens. Create, incur, assume or permit to exist, directly or indirectly, any Lien on any Property now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except (the “Permitted Liens”):

(a) Liens for taxes, assessments or governmental charges or levies, to the extent such taxes, assessment, charges or levies are not required to be paid pursuant to Section 5.05;

(b) Liens in respect of Property of any Loan Party imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, (i) arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days, (ii) (A) that are being contested in good faith by appropriate proceedings, (B) the applicable Loan Party or Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (C) such contest effectively suspends collection of the contested obligation and enforcement of any Lien securing such obligation, or (iii) the existence of which would not reasonably be expected to result in a Material Adverse Effect;

(c) Liens in existence on the Closing Date and set forth on Schedule 6.02(c), provided that if such Lien secures Indebtedness, such Lien shall secure only the Indebtedness listed on Schedule 6.01 as of the Closing Date and Permitted Refinancings thereof;

(d) easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value or the marketability of such Real Property, and (iii) individually or in the aggregate materially interfering with the conduct of the business of the Companies at such Real Property;

(e) Liens arising out of judgments or awards not resulting in an Event of Default;

(f) Liens (other than any Lien imposed by ERISA) (i) imposed by law or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations, surety, stay, customs and appeal bonds, statutory bonds, bids, leases (other than Capital Lease Obligations), government contracts, trade contracts (other than for Indebtedness), performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (iii) on insurance proceeds and deposits arising in the ordinary course of business in connection with the financing of insurance premiums;

(g) Leases or subleases with respect to the assets or properties of any Loan Party, in each case entered into in the ordinary course of such Loan Party’s business;

(h) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by any Loan Party in the ordinary course of business in accordance with the past practices of such Loan Party;

(i) Liens arising pursuant to Purchase Money Obligations or Capital Lease Obligations incurred pursuant to Section 6.01(f); provided that (i) the Indebtedness secured by any such Lien (including refinancings thereof) does not exceed 100% of the cost of the Property being acquired or leased at the time of the incurrence of such Indebtedness and (ii) any such Liens attach only to the Property being financed pursuant to such Purchase Money Obligations or Capital Lease Obligations and do not encumber any other Property of any Loan Party;

(j) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by any Loan Party, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to overdrafts, cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall such Liens secure (either directly or indirectly) the repayment of any Indebtedness (other than on account of such overdrafts, netting or cash management);

(k) Liens on (i) Property of a Person existing at the time such Person is acquired or merged with or into or consolidated with any Loan Party (and not created in anticipation or contemplation thereof) or (ii) Property existing at the time such Property is acquired so long as, to the extent applicable, such merger or acquisition is permitted pursuant to Section 6.05; provided that such Liens do not extend to Property not subject to such Liens at the time of acquisition (other than improvements thereon) or to any assets of the type included in the Borrowing Base and are no more favorable to the lienholders than the existing Lien;

(l) Liens granted pursuant to the Security Documents;

(m) licenses or sublicenses of Intellectual Property granted by any Loan Party in the ordinary course of business;

(n) Liens attaching solely to cash earnest money deposits in connection with any letter of intent or purchase agreement in connection with a Permitted Acquisition;

(o) Liens in favor of customs and revenues authorities imposed by Applicable Law arising in the ordinary course of business in connection with the importation of goods and securing obligations (i) that are not overdue by more than thirty (30) days, (ii)(A) that are being contested in good faith by appropriate proceedings, (B) the applicable Loan Party or Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (C) such contest effectively suspends collection of the contested obligation and enforcement of any Lien securing such obligation, or (iii) the existence of which would not reasonably be expected to result in a Material Adverse Effect;

(p) Liens which arise under Article 4 of the UCC on items in collection and documents and proceeds related thereto;

(q) other Liens with respect to obligations that do not in the aggregate exceed $10.0 million at any time outstanding;

(r) the filing of financing statements solely as a precautionary measure in connection with operating leases or consignment of goods;

(s) Landlords’ and lessors’ liens in respect of rent not in default for more than sixty (60) days or the existence of which, individual or in the aggregate, would not reasonably be expect to result in a Material Adverse Effect;

(t) Possessory liens in favor of brokers and dealers arising in connection with the acquisition or disposition of Investments owned as of the date hereof and other permitted Investments, provide that such Liens (a) attach only to such Investment and (b) secure only obligations incurred in the ordinary course of business and arising in connection with the acquisition or disposition of such Investments and not in connection with any margin financing;

(u) any interest or title of a licensor, sublicensor, lessor or sublessor under any license or operating or true lease agreement in which a Loan Party is the licensee or lessee;

(v) Liens arising by operation of law under Article 2 of the UCC in favor of reclaiming seller of goods or buyer of goods;

(w) Liens on securities which are the subject of repurchase agreements incurred in the ordinary course of business;

(x) Security given to a public or private utility or any Governmental Authority as required in the ordinary course of business;

(y) Liens in the nature of the right of setoff in favor of counterparties to contractual agreements with the Loan Parities in the ordinary course of business; and

(z) the replacement, extension or renewal of any Permitted Lien; provided that such Lien shall at no time be extended to cover any assets or property other than such assets or property subject thereto on the Closing Date or the date such Lien was incurred, as applicable.

Section 6.03 Sale and Leaseback Transactions. Enter into any arrangement, directly or indirectly, with any Person whereby it shall sell or transfer any Property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such Property or other Property which it intends to use for substantially the same purpose or purposes as the Property being sold or transferred unless (a) (i) the sale of such Property is permitted by Section 6.05 and (ii) any Liens arising in connection with its use of such Property are permitted by Section 6.02 or (b) in an amount not to exceed $10,000,000 in the aggregate.

Section 6.04 Investment, Loan and Advances. Directly or indirectly, lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract (all of the foregoing, collectively, “Investments”), except that the following shall be permitted:

(a) the Loan Parties may consummate the Transactions;

(b) Investments outstanding on the Closing Date and/or identified on Schedule 6.04(b);

(c) the Loan Parties may (i) acquire and hold accounts receivables owing to any of them if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms, (ii) acquire and hold cash and Cash Equivalents, (iii) endorse negotiable instruments for collection in the ordinary course of business, (iv) make lease, utility and other similar deposits or any other deposit permitted under Section 6.01 in the ordinary course of business or (v) make prepayments and deposits to suppliers in the ordinary course of business;

(d) the Loan Parties may enter into Interest Rate Protection Agreements to the extent permitted by Section 6.01(c) and may enter into and perform its obligations under Hedging Agreements entered into in the ordinary course of business and so long as any such Hedging Agreement is not speculative in nature;

(e) any Loan Party may make capital contributions, intercompany loans and advances to any other Loan Party;

(f) the Loan Parties may make loans and advances (including payroll, travel, relocation and entertainment related advances) in the ordinary course of business to their respective employees (other than any loans or advances to any director or officer (or equivalent thereof) that would be in violation of Section 402 of the Sarbanes Oxley Act); provided that such advances in the aggregate do not exceed $1.0 million at any time outstanding;

(g) the Loan Parties may sell or transfer amounts and acquire assets to the extent permitted by Section 6.05;

(h) Loan Parties may establish (i) Wholly Owned Subsidiaries to the extent they comply with Section 5.12 and (ii) non-Wholly Owned Subsidiaries and/or joint ventures to the extent that Investments in such non-Wholly Owned Subsidiaries and/or joint ventures, when combined with Investments made pursuant to clause (q) of this Section, shall not exceed $10.0 million at any time outstanding (plus the amount of any Net Cash Proceeds of any Designated Equity Issuance actually used for that purpose), after taking into account amounts returned in cash (including upon disposition);

(i) Investments in securities or other assets of trade creditors, customers or other Persons in the ordinary course of business and consistent with such Loan Party’s past practices that are received in settlement of bona fide disputes or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; and

(j) Investments made by a Loan Party as a result of consideration received in connection with an Asset Sale made in compliance with Section 6.05;

(k) to the extent permitted by Applicable Law, a Loan Party may accept notes from officers and employees in exchange for Equity Interests of a Loan Party purchased by such officers or employees pursuant to a stock ownership or purchase plan or compensation plan or in connection with compensation of such Loan Party so long as such notes are pledged (and delivered) to the Collateral Agent pursuant to the Security Agreement (to the extent required therein);

(l) earnest money required in connection with and to the extent permitted by Permitted Acquisitions;

(m) Loan Parties may make guarantees and other Investments permitted under Section 6.01;

(n) Loan Parties may hold Investments to the extent such Investments reflect an increase in the value of Investments otherwise permitted under this Section 6.04 hereof;

(o) Investments in deposit accounts or securities accounts opened in the ordinary course of business provided such deposit accounts or securities accounts are subject to deposit account control agreements or securities account control agreement if required hereunder;

(p) Loan Parties may capitalize or forgive any Indebtedness owed to it by other Loan Parties;

(q) Investments in Foreign Subsidiaries or other Subsidiaries which are not Loan Parties; provided that such Investments, when combined with Investments made pursuant to clause (h)(ii) of this Section shall not exceed $10.0 million outstanding at any time (plus the amount of any Net Cash Proceeds of any Designated Equity Issuance actually used for such purpose);

(r) Without duplication of, or accumulation with, other categories of Investments permitted under clauses (h)(ii) or (q) hereof, other Investments not listed above do not exceed $10.0 million in the aggregate at any one time outstanding;

(s) Capital Expenditures;

(t) Without duplication of, or accumulation with, other categories of Investments permitted under clauses (h)(ii) or (q) hereof, Guarantees of Indebtedness of Subsidiaries that are not Loan Parties not in excess of $10,000,000 in the aggregate at any time outstanding;

(u) any Investments acquired in connection with Permitted Acquisitions;

(v) Permitted Acquisitions;

(w) loans and advances to the Sponsors in an amount not to exceed $75,000,000 at any time outstanding, as long as Excess Availability immediately after giving effect to each such loan or advance is greater than seventeen percent (17%) of the Revolving Commitment as of such date and Excess Availability is projected to be greater than seventeen percent (17%) of the Revolving Commitment for the subsequent three fiscal month ends after giving effect to each such loan or advance;

(x) purchases of the Qualified Senior Notes to the extent permitted under Section 6.06 hereof; and

(y) Cancellation, forgiveness, set off or acceptance of prepayments of Indebtedness, other obligations and/or equity securities to the extent not otherwise prohibited by the terms of this Agreement.

provided, however, that for purposes of calculation, the amount of any Investment outstanding at any time shall be the aggregate cash Investment less all cash returns, cash dividends and cash distributions (or the fair market value of any non-cash returns, dividends and distributions) received by such Person and less all liabilities expressly assumed by another Person in connection with the sale of such Investment.

Section 6.05 Mergers, Consolidations, Sales of Assets and Acquisitions. Wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or enter into any Asset Sale (in one or a series of related transactions), except that:

(a) The Loan Parties may make Capital Expenditures;

(b) (i) purchases or other acquisitions of inventory, materials, equipment and intangible assets in the ordinary course of business shall be permitted, and (ii) subject to Section 2.10(c), as long as no Event of Default exists or would arise therefrom, the sale, lease or other disposal of any assets for fair value shall be permitted; provided that the purchase price for and Accounts and Inventory shall be solely for cash consideration and the purchase price for any other assets shall be for at least 75% cash consideration, and provided further that the aggregate consideration received in respect of all Asset Sales pursuant to this clause (b)(ii) shall not exceed $5.0 million in any four consecutive fiscal quarters of the Borrowers;

(c) Investments and acquisitions in connection with any such transaction that may be made to the extent permitted by Section 6.04 (including Permitted Acquisitions);

(d) As long as no Specified Default then exists or would arise therefrom, the Loan Parties may sell Cash Equivalents for fair value and use cash for purposes that are otherwise permitted by the terms of this Agreement in the ordinary course of business;

(e) the Loan Parties may lease (as lessee or lessor) license (as licensee or licensor), sublicense, real or personal Property and may guaranty such lease, in each case, in the ordinary course of business and in accordance with the applicable Security Documents;

(f) the Transactions shall be permitted;

(g) the Loan Parties may consummate Permitted Acquisitions (including the issuance of stock as part of the Acquisition Consideration to the extent otherwise permitted hereunder);

(h) any Loan Party may transfer Property, or lease to, or acquire or lease Property from, any Loan Party; provided that the Lien on and security interest in such Property granted or to be granted in favor of the Collateral Agent under the Security Documents shall be maintained or created in accordance with the provisions of Section 5.11 or Section 5.12, as applicable;

(i) discounts or forgiveness of account receivables in the ordinary course of business or in connection with collection or compromise thereof shall be permitted provided the account debtor is not an Affiliate (except with respect to Sponsor’s portfolio companies);

(j) sales of non-core assets (i) owned by the targets of Permitted Acquisitions and acquired as a result of such Permitted Acquisitions, or (ii) acquired in connection with Permitted Investments;

(k) Permitted Liens (to the extent constituting a conveyance of Property) shall be permitted;

(l) issuance of Equity Interests of the Lead Borrower or the Future Holding Loan Party (including warrants or options or similar interests) to officers and employees pursuant to a stock ownership or purchase plan or compensation plan of the Lead Borrower shall be permitted;

(m) issuance of Equity Interests (including warrants or options or similar interests) to a Borrower or another Loan Party, shall be permitted provided such Equity Interests are pledged (and such certificates are delivered) to Collateral Agent in accordance with the Security Agreement;

(n) terminations of Leases in the ordinary course of business shall be permitted;

(o) (i) Loan Parties may merge with or into any other Loan Party, so long as a Borrower is the surviving entity in merger involving a Borrower (ii) any Subsidiary may liquidate, dissolve, consolidate, or merge into a Loan Party in a transaction in which a Loan Party is the surviving corporation; provided that any such merger involving a Person that is not a Wholly-Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.04;

(p) creation and capitalization of Foreign Subsidiaries and the transfers of assets to such Foreign Subsidiaries to the extent permitted by and subject to the restrictions set forth in Sections 6.04(q);

(q) any disposition of Real Estate to a Governmental Authority as a result of a condemnation of such Real Estate; and

(r) the making of Permitted Investments and payments permitted hereunder.

To the extent the Required Lenders waive the provisions of this Section 6.05 with respect to the sale of any Collateral, or any Collateral is sold as permitted by this Section 6.05, the Collateral Agent’s Lien, on behalf of the Lenders shall automatically terminate and such Collateral (unless sold to a Loan Party) shall be sold free and clear of the Liens created by the Security Documents, and the Agents shall take all actions deemed appropriate in order to evidence the release of such Lien.

Section 6.06 Dividends; Restricted Payments. Unless either (i) funded solely with the proceeds of a Designated Equity Issuance or (ii) Excess Availability immediately after giving effect to such Dividend, redemption or purchase of the Qualified Senior Notes is greater than seventeen percent (17%) of the Revolving Commitment as of such date and Excess Availability is projected to be greater than seventeen percent (17%) of the Revolving Commitment for the subsequent three fiscal month ends after giving effect to such Dividend, redemption or purchase of the Qualified Senior Notes, and (iii) unless Excess Availability immediately after giving effect to such redemption or purchase of the Qualified Senior Notes is greater than twenty-five percent (25%) of the Revolving Commitment as of such date and Excess Availability is projected to be greater than twenty-five percent (25%) of the Revolving Commitment for the subsequent three fiscal month ends after giving effect to such redemption or purchase of the Qualified Senior Notes, the amount of the Qualified Senior Notes so redeemed or purchased does not exceed $75,000,000 in the aggregate after the Closing Date (a) Redeem or otherwise prepay, directly or indirectly, any principal amounts under the Qualified Senior Notes or (b) authorize, declare or pay, directly or indirectly, any Dividends (other than stock dividends) with respect to any Loan Party, except that (i) any Subsidiary of a Loan Party or a Loan Party, (A) may pay cash Dividends or make other distributions of Property to a Loan Party, (B) if such Subsidiary is not a Wholly Owned Subsidiary of a Borrower, may pay cash Dividends to its shareholders generally so long as a Borrower or its Subsidiary which owns the equity interest or interests in the Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holdings of equity interests in the Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of equity interests in such Subsidiary); (ii) payments in cash or notes by a Loan Party to former employees, officers or directors of a Loan Party in connection with the redemption or repurchase of Equity Interests in a Loan Party from such former employees, officers or directors upon termination of employment with a Loan Party or their death or disability in an aggregate amount not to exceed $10.0 million (and $5.0 million per year) and provided that any such notes are subordinated to the Obligations in form and substance reasonably acceptable to Collateral Agent and the Administrative Agent; (iii) Lead Borrower may make Dividends to Future Holding Loan Party to permit Future Holding Company to (A) in the event Lead Borrower files a consolidated income Tax Return with any Future Holding Company, pay federal and state income taxes then due and owing, franchise taxes and other similar licensing expenses incurred in the ordinary course of business; provided that the amount of such distribution shall not be greater, nor the receipt by Lead Borrower of tax benefits less, than they would have been had Lead Borrower not filed a consolidated return with Future Holding Company and (B) pay annual state fees and any accountants’ audit fees, legal fees, director’s fees, expenses and indemnities incurred by Future Holding Company in the ordinary course of business (C) pay management fees, expenses and costs to the Sponsor to the extent such payments are permitted by Section 6.07 and are otherwise permitted to be paid hereunder, (D) to pay in respect of Guarantees by the Future Holding Company of another Loan Party or any Subsidiary or Affiliate of the Future Holding Company that are due and payable by the Future Holding Company; (iv) Lead Borrower may redeem shares from the Brode family to the extent such redemption is funded with the proceeds of a Designated Equity Issuance; (v) any Subsidiary may make Dividends to a Borrower for the payment of consolidated expenses to the extent that the proceeds of such Dividend does not exceed the amount that is properly attributable to the expenses for which such Subsidiary is liable (as its share of the consolidated expense) and so long as the proceeds of such Dividend is used to pay such expense and reduce the corresponding liability; (vi) the Loan Parties may make dispositions permitted hereunder; (vii) the Loan Parties may make Dividends to make payments under the Sponsor’s Advisor’s Agreement, to the extent such payments are permitted by Section 6.07; (viii) the Loan Parties may make Dividends constituting repurchases of equity interests in a Borrower or any Subsidiary in connection with the exercise of stock options or warrants; provided that such payments shall not exceed $5,000,000 in any fiscal year or $10,000,000 in the aggregate after the Closing Date; and (ix) any payments made by a Borrower in connection with the Transactions.

Section 6.07 Transactions with Affiliates. Except as set forth on Schedule 6.07, enter into, directly or indirectly, any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate of any Loan Party (other than between or among the Loan Parties), other than in the ordinary course of business and on terms and conditions substantially as favorable to such Loan Party as would reasonably be obtained by such Loan Party at that time in a comparable arm’s-length transaction with a Person other than an Affiliate, except:

(a) As set forth on Schedule 6.07;

(b) Dividends may be paid to the extent provided in Section 6.06;

(c) loans (and interest thereon) may be made and paid and other transactions may be entered into between and among any Loan Party and its Affiliates to the extent permitted hereunder;

(d) payments of fees, indemnities and expenses may be paid to directors;

(e) payment of reasonable compensation to directors, officers, employees and advisors for services actually rendered to any such Loan Party or any of its Subsidiaries;

(f) stock option, stock incentive, equity, bonus and other compensation plans of the Loan Parties and their Subsidiaries and the issuance of shares thereunder;

(g) employment contracts with officers and management of the Loan Parties and their Subsidiaries;

(h) the repurchase of equity interests from officers, directors and employees to the extent specifically permitted under this Agreement;

(i) advances and loans to officers and employees of the Loan Parties and their Subsidiaries to the extent specifically permitted under this Agreement;

(j) Investments consisting of notes from officers, directors and employees to purchase equity interests to the extent specifically permitted under this Agreement;

(k) other transactions with Affiliates specifically permitted under this Agreement (including, without limitation, sale/leaseback transactions, permitted dispositions, Dividends, Permitted Investments and Indebtedness);

(l) provided that no Specified Default, has occurred and is continuing and, after giving effect to the payment of such management fee, the Borrowers may pay fees to Sponsor in accordance with the Sponsor’s Advisor’s Agreement; provided further (i) that any fee that is not permitted to be paid under this clause (d) may be deferred and paid at such time, if any, that such fee would be allowed (so long as, after giving effect to the subsequent payment, a Specified Default has not occurred), (ii) notwithstanding the occurrence and continuance of a Specified Default, actual out-of-pocket expense reimbursements may be made to Sponsor for activities in connection with the Sponsor’s Advisor’s Agreement and (iii) notwithstanding the occurrence and continuance of a Specified Default, indemnities may be made and paid to the Sponsor in accordance with the Sponsor’s Advisor’s Agreement;

(m) any Loan Party may make payments to a Borrower pursuant to a Tax Sharing Agreement in an amount not in excess of the federal and state (in such states that permit consolidated or combined Tax Returns) income tax liability that such Loan Party would have been liable for if the Loan Parties had filed their taxes on a stand-alone basis; and

(n) the Transactions may be effected.

Section 6.08 Financial Covenants. At any fiscal month end when the Excess Availability Requirements are not met (and thereafter until the Excess Availability Requirements are met for one month end), permit the Consolidated Fixed Charge Coverage Ratio, as of the last day of any Test Period, to be less than 1.0:1.0; provided that any such failure to comply with the Excess Availability Requirements or the Consolidated Fixed Charge Coverage Ratio shall result in an Event of Default only if the Sponsor has failed on the last day of any such Test to cause an Equity Issuance to be made in cash in an amount equal to the greatest amount that would have been required to be contributed to the Borrowers in order to satisfy the Excess Availability Requirements or to satisfy the Consolidated Fixed Charge Coverage Ratio on the last day of the applicable Test Period (the cash proceeds from such Equity Issuance being considered an addition to Consolidated EBITDA for such Test Period only for purposes of calculating the Consolidated Fixed Charge Coverage Ratio), provided further that such Equity Issuances shall be made not more than two times in any four consecutive fiscal quarters of the Loan Parties and not more than five times during the term hereof.

Section 6.09 Limitation on Modifications of Indebtedness; Modifications of Certificate of Incorporation, or Other Constitutive Documents, By-laws and Certain Other Agreements, etc. (a) Amend or modify, or permit the amendment or modification of, any provision of Material Indebtedness or of any agreement (including any purchase agreement, indenture, loan agreement or security agreement) relating thereto other than any amendments or modifications to Material

Indebtedness which do not materially adversely affect the interests of the Lenders or would not reasonably be expected to result in a Material Adverse Effect and are otherwise permitted under Section 6.01; (b) except as provided in Section 6.06, make (or give any notice in respect thereof) any voluntary or optional payment or prepayment on or redemption or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar event of, any indebtedness outstanding under the Qualified Senior Notes; (c) amend or modify, or permit the amendment or modification of, any provision of any Qualified Senior Notes or any agreement (including any Qualified Senior Debt Document) relating thereto other than amendments or modifications which do not materially adversely affect the interests of the Lenders or would not reasonably be expected to result in a Material Adverse Effect or which are effected to make technical corrections to the respective documentation; (d) amend or modify, or permit the amendment or modification of, any other Transaction Document (other than the Loan Documents), in each case except for amendments or modifications which would not reasonably be expected to result in a Material Adverse Effect; or (e) amend, modify or change its articles of incorporation or other constitutive documents (including by the filing or modification of any certificate of designation) or by-laws, or any agreement entered into by it, with respect to its Equity Interests (including any shareholders’ agreement), or enter into any new agreement with respect to its Equity Interests, other than any amendments, modifications, agreements or changes or any such new agreements that do not materially adversely affect the interests of the Lenders or would not reasonably be expected to result in a Material Adverse Effect.

Section 6.10 Limitation on Certain Restrictions. Directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Loan Party (other than the Lead Borrower or any Future Holding Company) to (a) pay dividends or make any other distributions on its Equity Interests or any other interest or participation in its profits owned by a Borrower or any other Loan Party, or pay any Indebtedness owed to a Borrower or any other Loan Party, (b) make loans or advances to a Borrower or any other Loan Party or (c) transfer any of its properties to a Borrower or any other Loan Party, except for such encumbrances or restrictions existing under or by reason of (i) Applicable Law; (ii) this Agreement and the other Loan Documents; (iii) the Qualified Senior Debt Documents; (iv) customary provisions restricting subletting, encumbering or assignment of any lease governing a leasehold interest of a Borrower or any other Loan Party; (v) customary provisions restricting assignment of any agreement entered into by a Borrower or any other Loan Party in the ordinary course of business; (vi) any holder of a Lien permitted by Section 6.02 may restrict the transfer of the asset or assets subject thereto; (vii) restrictions which are not more restrictive than those contained in this Agreement contained in any documents governing any Indebtedness incurred after the Closing Date in accordance with the provisions of this Agreement; (viii) customary restrictions and conditions contained in any agreement relating to the sale of any Property permitted under Section 6.05 pending the consummation of such sale; (ix) any agreement in effect at the time such Subsidiary is a Subsidiary of a Borrower, so long as such agreement was not entered into in contemplation of such Person becoming a Subsidiary of such Borrower; (x) in the case of any joint venture which is not a Loan Party in respect of any matters referred to in clauses (b) and (c) above, restrictions in such Person’s organizational or governing documents or pursuant to any joint venture agreement or stockholders agreements solely to the extent of the Equity Interests of or assets held in the subject joint venture or other entity, or (xi) by the documents described on Schedule 6.10.

Section 6.11 [Reserved.]

Section 6.12 [Reserved.]

Section 6.13 Business. With respect to the Loan Parties, engage (directly or indirectly) in any business other than those businesses in which the Borrowers and their Subsidiaries are engaged on the Closing Date (or which are substantially related thereto, reasonable extensions thereof, ancillary or complementary thereof ancillary or complementary thereof).

Section 6.14 Limitation on Accounting Changes. Make or permit any change in accounting policies or reporting practices, without the consent of the Administrative Agent, which consent shall not be unreasonably withheld, except changes that in the aggregate would not reasonably be expected to result in a Material Adverse Effect or are required by GAAP.

Section 6.15 Fiscal Year. Change its fiscal year-end to a date other than (i) for fiscal year 2006, December 30, 2006, (ii) for fiscal year 2007, December 29, 2007 (iii) for fiscal year 2008, December 27, 2008, (iv) for fiscal year 2009, December 26, 2009, (v) for fiscal year 2010, December 25, 2010 and for fiscal year 2011, December 31, 2011.

Section 6.16 [Reserved.]

Section 6.17 Future Holding Company. Permit the Future Holding Company, if any, to engage in any business or own any Property except for the direct ownership of 100% of the Equity Interests of the Lead Borrower, de minimus administrative and corporate governance functions and assets incidental thereto, incurrence of Indebtedness which, when aggregated with Indebtedness outstanding under Section 6.01(p), does not exceed $60,000,000 in the aggregate principal amount at any time outstanding, and, with the prior consent of the Agents, the direct ownership of the Equity Interests of any other Subsidiary.

ARTICLE VII

GUARANTEE

Section 7.01 The Guarantee. The Guarantors hereby jointly and severally guarantee as a primary obligor and not as a surety to each Secured Party and their respective successors and permitted assigns the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of the principal of and interest (including any interest, fees, costs or charges that would accrue but for the provisions of the Title 11 of the United States Code after any bankruptcy or insolvency petition under Title 11 of the United States Code) on the Loans made by the Lenders to, and the Notes held by each Lender of, Borrowers, and all other Obligations from time to time owing to the Secured Parties by any Loan Party under any Loan Document or Interest Rate Protection Agreement relating to the Loans, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”). The Guarantors hereby jointly and severally agree that if the Borrowers or other Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same, without demand or notice (except as required by Applicable Law), and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Section 7.02 Obligations Unconditional. The obligations of the Guarantors under Section 7.01 shall constitute a guaranty of payment and are absolute, irrevocable and unconditional, joint and several, to the extent permitted by Applicable Law irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations of the Borrowers under this Agreement, the Notes, if any, or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, to the fullest extent permitted by Applicable Law, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor (except for payment in full). Without limiting the generality of the foregoing to the extent permitted by Applicable Law, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Loan Document or any other agreement, document or instrument to which a Borrower is or may become a party;

(b) the absence of any action to enforce this Agreement or any other Loan Document or the waiver or consent by Administrative Agent and Lenders with respect to any of the provisions thereof;

(c) the existence, value or condition of, or failure to perfect its Lien against, any security for the Obligations or any action, or the absence of any action, by Administrative Agent and Lenders in respect thereof (including the release of any such security);

(d) the insolvency of any Borrower or any other Guarantor;

(e) any of the acts mentioned in any of the provisions of this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;

(f) the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Loan Documents or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(g) the release of any Borrower or any other Guarantor; or

(h) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (other than payment in full in cash or performance of the Obligations).

To the extent permitted by Applicable Law, the Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any Loan Party thereof exhaust any right, power or remedy or proceed against any Borrower under this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein, or against any other Person under any other guarantee of, or security for, any of the Guaranteed Obligations. To the extent permitted by Applicable Law, the Guarantors waive any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Secured Party upon this Guarantee or acceptance of this Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between the Borrowers and the Secured Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. This Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by Secured Parties, and the obligations and liabilities of the Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Secured Parties or any other Person at any time of any right or remedy against any Borrower or against any other Person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Guarantors and the successors and assigns thereof, and shall inure to the benefit of the Lenders, and their respective successors and assigns, notwithstanding that from time to time during the term of this Agreement there may be no Guaranteed Obligations outstanding, until the obligations are paid in full in cash and all Commitments hereunder are terminated.

Section 7.03 Reinstatement. The obligations of the Guarantors under this Article VII shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrowers or other Loan Party in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise. The Guarantors jointly and severally agree that they will indemnify each Secured Party promptly upon written demand (together with backup documentation supporting such reimbursement request) for all reasonable costs and out-of-pocket expenses (including reasonable fees of counsel) incurred by such Secured Party in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law, other than any costs or expenses resulting from the bad faith, willful misconduct, or gross negligence by such Secured Party.

Section 7.04 Subrogation; Subordination. Each Guarantor hereby agrees that until the payment and satisfaction in full in cash of all Guaranteed Obligations (other than contingent indemnity obligations to the extent no claim giving rise thereto has been asserted) and the expiration and termination of the Commitments of the Lenders under this Agreement it shall not exercise any right or remedy arising by reason of any performance by it of its guarantee in Section 7.01, whether by subrogation or otherwise, against the Borrowers or any other Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations. The payment of any amounts due with respect to any Indebtedness of a Borrower or any other Guarantor now or hereafter owing to any Guarantor or any Borrower by reason of any payment by such Guarantor under the Guarantee in this Article VII is hereby subordinated to the prior payment in full in cash of the Guaranteed Obligations.

Section 7.05 Remedies. The Guarantors jointly and severally agree that, as between the Guarantors and the Lenders, the obligations of the Borrowers under this Agreement and the Notes, if any, may be declared to be forthwith due and payable as provided in Article VIII (and shall be deemed to have become automatically due and payable in the circumstances provided in said Article VIII) for purposes of Section 7.01, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrowers and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrowers) shall forthwith become due and payable by the Guarantors for purposes of Section 7.01.

Section 7.06 Instrument for the Payment of Money. Each Guarantor hereby acknowledges that the guarantee in this Article VII constitutes an instrument for the payment of money, and consents and agrees that any Lender or Agent, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213.

Section 7.07 Continuing Guarantee. The guarantee in this Article VII is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.

Section 7.08 General Limitation on Guarantee Obligations. In any action or proceeding involving any state corporate law, or any state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 7.01 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 7.01, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Guarantor, any Loan Party or any other Person, be automatically limited and reduced to the highest amount that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.

Section 7.09 Release of Subsidiary Guarantors. If, in compliance with the terms and provisions of the Loan Documents, all or substantially all of the Equity Interests or property of any Subsidiary Guarantor are sold or otherwise transferred in a transaction permitted by this Agreement (a “Transferred Guarantor”) to a person or persons, none of which is a Borrower or a Loan Party, such Transferred Guarantor shall, upon the consummation of such sale or transfer, be automatically released from its obligations under this Agreement and its obligations to pledge and grant any Collateral owned by it pursuant to any Security Document and, in the case of a sale of all or substantially all of the Equity Interests of the Transferred Guarantor, the pledge of such Equity Interests to the Collateral Agent pursuant to the Security Agreements shall be automatically released, and the Collateral Agent shall taken such actions as are necessary or reasonably requested by the Lead Borrower to effect each release described in this Section 7.09 in accordance with the relevant provisions of the Security Documents.

ARTICLE VIII

EVENTS OF DEFAULT

In case of the happening of any of the following events (“Events of Default”):

(a) Any Loan Party shall default in the payment of any principal of any Loan or the reimbursement with respect to any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(b) Any Loan Party shall default in the payment of any interest on any Loan or any Fee or any other amount (other than an amount referred to in (a) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or the borrowings or issuances of Letters of Credit hereunder or any representation, warranty, statement or information contained in any material report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished; it being recognized by Lenders, however, that projections as to future events are not to be viewed as facts and that the actual results during the period or periods covered by said projections probably will differ from the projected results and that the differences may be material;

(d) Any Loan Party shall default in the due observance or performance by any Company of any covenant, condition or agreement contained in Section 5.02(a), 5.03(a), 5.04, 5.05(b), 5.08, 5.15 (after a two (2) Business Day grace period), or 5.16 or in Article VI (provided that, if (A) such default is of a type that can be cured within five Business Days and (B) the default would not adversely impact the Lenders’ Lien on the Collateral, and (C) the default occurred as a result of a breach of Sections 6.01, 6.02, 6.04, 6.06, 6.09, or 6.10, such default shall not constitute an Event of Default for five Business Days after the occurrence of such default so long as the Loan Parties are diligently pursuing the cure of such default);

(e) Any Loan Party shall default in the due observance or performance by any Company of any covenant, condition or agreement contained in any Loan Document (other than those specified in (a), (b) or (d) above) and such default shall continue unremedied or shall not be waived for a period of 30 days after written notice thereof from the Administrative Agent to the Lead Borrower;

(f) Any Loan Party shall (i) fail to pay any principal or interest, regardless of amount, due in respect of any Material Indebtedness (other than the Obligations), when and as the same shall become due and payable (after giving effect to the expiration of any grace period or cure period set forth therein), or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in the Qualified Senior Debt Documents or any other agreement or instrument evidencing or governing any such Material Indebtedness if the effect of any failure referred to in clauses (i) and (ii) is to cause, or to permit the holder or holders of such Indebtedness or a trustee on its or their behalf (with or without the giving of notice, the lapse of time or both) to cause, such Material Indebtedness to become due prior to its stated maturity which default event or condition is not being contested in good faith;

(g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of any Loan Party, or of a substantial part of the Property or assets of any Loan Party, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law; (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or for a substantial part of the Property or assets of any Loan Party; or (iii) the winding-up or liquidation of any Loan Party; and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(h) any Loan Party shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in (g) above; (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or for a substantial part of the Property or assets of any Loan Party; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (v) make a general assignment for the benefit of creditors; (vi) become unable (after taking into account all rights of contribution), admit in writing its inability or fail generally to pay its debts as they become due; or (vii) take any action for the purpose of effecting any of the foregoing; or (viii) except as permitted by Section 6.05, wind up or liquidate;

(i) one or more final judgments for the payment of money in an aggregate amount (x) in excess of $50,000,000 if Excess Availability is greater than or equal to $40,000,000 on a pro forma basis for the 12 month period following such judgment or (y) $25,000,000 if Excess Availability is less than $40,000,000 on a pro forma basis for the 12 month period following such judgment (in each case, either (i) in excess of insurance coverage to the extent the applicable insurance carrier has not denied (or reserved rights with respect to its) responsibility to cover such liability, or (ii) the Lead Borrower has provided evidence of indemnities reasonably satisfactory to the Administrative Agent) shall be rendered against any Loan Party or any combination thereof and the same shall remain undischarged for a period of 45 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of any Loan Party to enforce any such judgment;

(j) an ERISA Event shall have occurred that, when taken together with all other such ERISA Events, could reasonably be expected to result in liability of any Loan Party in an amount in excess of $10.0 million or such other amount that would reasonably be expected to result in an Material Adverse Effect and the same shall remain undischarged for 30 consecutive days;

(k) any security interest and Lien purported to be created by any Security Document shall cease to be in full force and effect, or shall cease to give the Collateral Agent, for the benefit of the Secured Parties, the Liens, rights, powers and privileges purported to be created and granted under such Security Documents (including a perfected first priority security interest in and Lien on, all of the Collateral thereunder (except as otherwise expressly provided in such Security Document)) in favor of the Collateral Agent, or shall be asserted by a Borrower or any other Loan Party not to be, a valid, perfected, first priority (except as otherwise expressly provided in this Agreement or such Security Document) security interest in or Lien on the Collateral covered thereby, except to the extent of the failure to obtain such a security interest and Lien in immaterial Collateral which, either (i) in the aggregate with all other such immaterial Collateral, has a fair market value not to exceed $1.0 million or (ii) as a result of the failure of the Collateral Agent, through its acts or omissions and through no fault of the Loan Parties, to maintain the perfection of its Liens in accordance with Applicable Law;

(l) the Guarantees shall cease to be in full force and effect, unless in connection with the sale, merger or dissolution of a Guarantor to the extent permitted under Section 6.05 hereof;

(m) any Loan Document or any material provisions thereof shall at any time and for any reason be declared by a court of competent jurisdiction to be null and void, or a proceeding shall be commenced by any Loan Party or any other Person, on behalf of a Loan Party, seeking to establish the invalidity or unenforceability thereof (exclusive of questions of interpretation of any provision thereof), or any Loan Party shall repudiate or deny that it has any liability or obligation for the payment of principal or interest or other obligations purported to be created under any Loan Document;

(n) there shall have occurred a Change in Control;

(o) the imposition of any stay or other order, the effect of which restrains the conduct by the Loan Parties, taken as a whole, of their business in the ordinary course in a manner that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect; or

(p) the indictment by any Governmental Authority of any Loan Party as to which any Loan Party or Administrative Agent receives notice as to which there is a reasonable possibility of an adverse determination, in the good faith determination of Administrative Agent, under any criminal statute, or commencement of criminal or civil proceedings against any Loan Party pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture of (i) any of the Collateral having a value in excess of $10.0 million or (ii) any other Property of any Loan Party which is necessary or material to the conduct of its business and such indictment remains unquashed for ninety (90) days or more unless the Administrative Agent determines in its reasonable discretion that the indictment is immaterial;

then, and in every such event (other than an event with respect to any Loan Party described in paragraph (g) or (h) above), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by written notice to the Lead Borrower, take either or both of the following actions, at the same or different times: (i) terminate forthwith the Commitments and (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers and the Guarantors to the extent permitted by Applicable Law, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event with respect to a Loan Party described in paragraph (g) or (h) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers and the Guarantors, anything contained herein or in any other Loan Document to the contrary notwithstanding.

ARTICLE IX

LC COLLATERAL ACCOUNT; APPLICATION OF COLLATERAL PROCEEDS

Section 9.01 LC Collateral Account.

(a) The Collateral Agent is hereby authorized to establish and maintain at its office at One Federal Street, Boston, Massachusetts, in the name of the Collateral Agent and pursuant to a dominion and control Agreement, a restricted deposit account designated “The Borrower LC Collateral Account”. Each Loan Party shall deposit into the LC Collateral Account from time to time the cash collateral required to be deposited under Section 2.18(j) hereof.

(b) The balance from time to time in such LC Collateral Account shall constitute part of the Collateral and shall not constitute payment of the Obligations until applied as hereinafter provided. Notwithstanding any other provision hereof to the contrary, all amounts held in the LC Collateral Account shall constitute collateral security first for the liabilities in respect of Letters of Credit outstanding from time to time and second for the other Obligations hereunder until such time as all Letters of Credit shall have been terminated and all of the liabilities in respect of Letters of Credit have been paid in full. All funds in “The Borrower LC Collateral Account” may be invested in accordance with the provisions of Section 2.18(j).

Section 9.02 Intentionally Deleted.

Section 9.03 Application of Proceeds. After the occurrence and during the continuance of an Event of Default, the proceeds received by the Collateral Agent in respect of any sale of, collection from, or other realization upon, all or any part of the Collateral (including, without limitation, pursuant to the exercise by the Collateral Agent of its remedies during the continuance of an Event of Default) or otherwise received on account of the Obligations shall be applied, together with any other sums then held by the Collateral Agent pursuant to this Agreement, promptly by the Collateral Agent as follows:

(a) First, to the payment of all reasonable costs and out-of-pocket expenses, fees, commissions and taxes of such sale, collection or other realization including, without limitation, compensation to the Collateral Agent and its agents and counsel, and all expenses, liabilities and advances made or incurred by the Collateral Agent in connection therewith;

(b) Second, to the payment of all other reasonable costs and out-of-pocket expenses of such sale, collection or other realization including, without limitation, costs and expenses and all costs, liabilities and advances made or incurred by the other Secured Parties in connection therewith;

(c) Third, to interest then due and payable on the Borrowers’ Swingline Loan;

(d) Fourth, to the principal balance of the Swingline Loan outstanding until the same has been prepaid in full;

(e) Fifth, to interest then due and payable on the Borrowers’ Revolving Loans and other amounts due pursuant to Sections 2.12, 2.13 and 2.15 (other than on account of the Seasonal Overadvance);

(f) Sixth, to the principal balance of Revolving Borrowing to the extent they do not constitute Seasonal Overadvances and are then outstanding;

(g) Seventh, to cash collateralize all LC Exposures plus any accrued and unpaid interest thereon;

(h) Eighth, to all amounts outstanding (including principal, interest and fees) on account of the Seasonal Overadvances until the same have been prepaid in full;

(i) Ninth, to all Obligations on account of Bank Product Agreements (including Hedging Agreements) and Cash Management Agreements, pro rata;

(j) Tenth, to all other Obligations pro rata;

(k) Eleventh, the balance, if any, to the Person lawfully entitled thereto (including the applicable Loan Party or its successors or assigns).

In the event that any such proceeds are insufficient to pay in full the items described in clauses (a) through (j) of this Section 9.03, the Loan Parties shall remain liable for any deficiency.

ARTICLE X

THE ADMINISTRATIVE AGENT AND THE COLLATERAL AGENT

Section 10.01 Appointment.

(a) Each Lender hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such actions on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto.

(b) Each Lender hereby irrevocably designates and appoints the Collateral Agent as the agent of such Lender under this Agreement and the other Loan Documents, and each Lender irrevocably authorizes the Collateral Agent, in such capacity, to take such actions on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers as are expressly delegated to the Collateral Agent by the terms of this Agreement and the other Loan Documents, together with such actions and powers as are reasonably incidental thereto.

Section 10.02 Administrative Agent and Collateral Agent in their Individual Capacity. The Persons serving as the Administrative Agent and Collateral Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and Collateral Agent, as applicable, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder or Collateral Agent, as applicable.

Section 10.03 Exculpatory Provisions. Neither the Administrative Agent nor the Collateral Agent shall have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Administrative Agent and the Collateral Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent and the Collateral Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent or the Collateral Agent, as applicable, is required to exercise in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 11.02), and (c) except as expressly set forth in the Loan Documents, the Administrative Agent and the Collateral Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Future Holding Company, the Lead Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or Collateral Agent, as applicable, or any of its respective Affiliates in any capacity. The Administrative Agent and the Collateral Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 11.02) or in the absence of its own gross negligence or willful misconduct. The Administrative Agent and Collateral Agent shall not be deemed to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent and Collateral Agent by the Lead Borrower or a Lender, and the Administrative Agent and Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or Collateral Agent, as applicable.

Section 10.04 Reliance by Agents. The Agents shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it in good faith to be genuine and to have been signed or sent by the proper Person. The Agents also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Agents may consult with legal counsel (who may be counsel for Lead Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 10.05 Delegation of Duties. The Administrative Agent and Collateral Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent or Collateral Agent, as applicable. The Administrative Agent and Collateral Agent and any such respective sub-agent may perform any and all its duties and exercise its rights and powers through their respective Affiliates. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Affiliates of each Administrative Agent and Collateral Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities of Administrative Agent and Collateral Agent.

Section 10.06 Successor Administrative Agent. The Administrative Agent and/or Collateral Agent may resign as such at any time upon at least 30 days’ prior written notice to the Lenders, the Issuing Bank and the Lead Borrower. Upon any such resignation, the Required Lenders shall have the right with the consent of the Lead Borrower (such consent shall not be unreasonably withheld or delayed) as long as no Specified Default has occurred and is continuing, to appoint a successor from among the Lenders. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent and/or Collateral Agent, as applicable, gives written notice of its resignation, then the retiring Administrative Agent and/or Collateral Agent, as applicable, may, on behalf of the Lenders and the Issuing Bank, with the consent of the Lead Borrower, so long as no Specified Default has occurred and is continuing, appoint a successor Administrative Agent and/or Collateral Agent, as applicable, which successor shall be a commercial banking institution organized under the laws of the United States (or any state thereof) or a United States branch or agency of a commercial banking institution, and having combined capital and surplus of at least $500.0 million; provided, however, that if such retiring Administrative Agent and/or Collateral Agent, as applicable, is unable to find a commercial banking institution which is willing to accept such appointment and which meets the qualifications set forth above, the retiring Administrative Agent’s and/or Collateral Agent’s resignation shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent and/or Collateral Agent, as applicable, hereunder until such time, if any, as the Required Lenders, with the consent of the Lead Borrower, so long as no Specified Default has occurred and is continuing, appoint a successor Administrative Agent and/or Collateral Agent, as applicable.

Upon the acceptance of its appointment as Administrative Agent and/or Collateral Agent, as applicable, hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and/or Collateral Agent, as applicable, and the retiring Administrative Agent and/or Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder. The fees payable by the Borrowers to a successor Administrative Agent and/or Collateral Agent, as applicable, shall be the same as those payable to its predecessor unless otherwise agreed between the Lead Borrower and such successor. After the Administrative Agent’s and/or Collateral Agent’s resignation hereunder, the provisions of this Article X and Section 11.03 shall continue in effect for the benefit of such retiring Administrative Agent and/or Collateral Agent, as applicable, its respective sub-agents and their respective Affiliates in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent and/or Collateral Agent, as applicable.

Section 10.07 Non-Reliance on Agents and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agents or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or related agreement or any document furnished hereunder or thereunder.

Section 10.08 No Other Administrative Agent or Collateral Agent. The Lenders identified in this Agreement, the Syndication Agent and the Co-Documentation Agents shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders. Without limiting the foregoing, neither the Syndication Agent nor any Co-Documentation Agent shall have or be deemed to have a fiduciary relationship with any Lender. Each Lender hereby makes the same acknowledgments with respect to the Syndication Agent and the Co-Documentation Agents as it makes with respect to the Administrative Agent or Collateral Agent or any other Lender in this Article X. Notwithstanding the foregoing, the parties hereto acknowledge that the Co-Documentation Agents and the Syndication Agent hold such titles in name only, and that such titles confer no additional rights or obligations relative to those conferred on any Lender hereunder.

Section 10.09 Indemnification. The Lenders severally agree to indemnify each Agent in its capacity as such (to the extent not reimbursed by the Borrowers or the Guarantors and without limiting the obligation of the Borrowers or the Guarantors to do so), ratably according to their respective outstanding Loans and Commitments in effect on the date on which indemnification is sought under this Section 10.09 (or, if indemnification is sought after the date upon which all Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such outstanding Loans and Commitments as in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent’s gross negligence or willful misconduct. The agreements in this Section 10.09 shall survive the payment of the Loans and all other amounts payable hereunder.

Section 10.10 Additional Loans. Administrative Agent shall not make (and shall prohibit the Issuing Bank and Swingline Lender, as applicable, from making) any Revolving Loans or provide any Letters of Credit to the Borrowers on behalf of Lenders intentionally and with actual knowledge that such Revolving Loans, Swingline Loans, or Letters of Credit would cause the aggregate amount of the Revolving Exposure to exceed the Borrowing Base, without the prior consent of all Lenders, except, that, Administrative Agent may make (or cause to be made) such additional Revolving Loans or Swingline Loans or provide such additional Letters of Credit on behalf of Lenders, intentionally and with actual knowledge that such Loans or Letters of Credit will cause the total outstanding Revolving Exposure to exceed the Borrowing Base, as Administrative Agent may deem necessary or advisable in its discretion, provided, that: (a) the total principal amount of the additional Revolving Loans, Swingline Loans, or additional Letters of Credit to the Borrowers which Administrative Agent may make or provide (or cause to be made or provided) after obtaining such actual knowledge that the Revolving Exposure equals or exceeds the Borrowing Base shall not exceed the amount equal to $17.5 million outstanding at any time less the then outstanding amount of any Special Agent Advances and shall not cause the Revolving Exposure to exceed the Revolving Commitments of all of the Lenders or the Revolving Exposure of a Lender to exceed such Lender’s Revolving Commitment, and (b) without the consent of all Lenders, Administrative Agent shall not permit any such additional Revolving Loans, Swingline Loans or Letters of Credit to remain outstanding for more than sixty (60) days from the date of such additional Revolving Loans, Swingline Loans or Letters of Credit. Each Lender shall be obligated to pay Administrative Agent the amount of its Pro Rata Percentage of any such additional Revolving Loans, Swingline Loans, or Letters of Credit provided that Administrative Agent is acting in accordance with the terms of this Section 10.10.

Section 10.11 Collateral Matters. Administrative Agent may, at its option, from time to time, at any time on or after an Event of Default and for so long as the same is continuing or upon any other failure of a condition precedent to the making of Loans hereunder, make such disbursements and advances (“Special Agent Advances”) which Administrative Agent, in its sole discretion, deems necessary or desirable either (i) to preserve or protect the Collateral or any portion thereof or (ii) to pay any other amount chargeable to the Borrowers pursuant to the terms of this Agreement or any of the other Loan Documents consisting of costs, fees and expenses and payments to any Issuing Bank (provided that in no event shall (i) Special Agent Advances for such purpose exceed the amount equal to $17.5 million in the aggregate outstanding at any time less the then outstanding Revolving Loans, Swingline Loans and Letters of Credit under Section 10.10 hereof and (ii) Special Agent Advances plus the Revolving Exposure exceed the Lenders’ Commitment at the time of such Event of Default or cause any Lender’s Revolving Exposure to exceed such Lender’s Revolving Loan Commitment at the time of such Event of Default). Special Agent Advances shall be repayable on demand and be secured by the Collateral. Special Agent Advances shall not constitute Loans but shall otherwise constitute Obligations hereunder. Administrative Agent shall notify each Lender and the Lead Borrower in writing of each such Special Agent Advance, which notice shall include a description of the purpose of such Special Agent Advance. Each Lender agrees that it shall make available to Administrative Agent, upon Administrative Agent’s demand, in immediately available funds, the amount equal to such Lender’s Pro Rata Percentage of each such Special Agent Advance. If such funds are not made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such funds, on demand from such Lender together with interest thereon for each day from the date such payment was due until the date such amount is paid to Administrative Agent at the Federal Funds Rate for each day during such period (as published by the Federal Reserve Bank of New York or at Administrative Agent’s option based on the arithmetic mean determined by Administrative Agent of the rates for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. (New York City time) on that day by each of the three leading brokers of Federal funds transactions in New York City selected by Administrative Agent) and if such amounts are not paid within three (3) days of Administrative Agent’s demand, at the highest interest rate provided for in Section 2.06(a).

ARTICLE XI

MISCELLANEOUS

Section 11.01 Notices. Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy or e-mail, as follows:

(a) if to any Loan Party, to the Lead Borrower at:

Six Neshaminy Interplex

6th Floor

Trevose, PA 19053

Attention: Mr. David Hollister

Telecopy No.: (734) 354-1326

E-mail: dhollister@broderbros.com

with a copy to:

Bain Capital Partners, LLC

745 Fifth Avenue

Suite 3200

New York, NY 10151

Attention: Seth Meisel

Telecopy No.: (212) 421-2225

E-mail: smeisel@baincapital.com

and

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL 60601

Attention: Linda K. Myers, P.C.

Telecopy No.: (312) 861-2200

E-mail: lmyers@kirkland.com

(b) if to the Administrative Agent or the Collateral Agent, to it at:

Bank of America, N.A.

One Federal Street

Boston, Massachusetts 02110

Mail Stop MA5-503-07-19

Attention: Gregory Kress

Telecopy No. (617) 654-1181

E-mail: Gregory.kress@bankofamerica.com

with a copy to:

Riemer & Braunstein, LLP

Three Center Plaza

Boston, Massachusetts 02108

Attention: David S. Berman

Telecopy No.: (617) 880-3456

E-mail: dberman@riemerlaw.com

(c) if to a Lender, to it at its address (or telecopy number or e-mail address) set forth herein or in the Assignment and Acceptance pursuant to which such Lender shall have become a party hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by telecopy, by e-mail, or by certified or registered mail, in each case delivered, sent or mailed (properly addressed) to such party as provided in this Section 11.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 11.01 and failure to deliver courtesy copies of notices and other communications shall in no event affect the validity or effectiveness of such notices and other communications.

Section 11.02 Waivers; Amendment.

(a) No failure or delay by the Administrative Agent, the Collateral Agent, the Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 11.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, the Collateral Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders (other than Defaulting Lenders) or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent or Collateral Agent, as applicable, and the Loan Party or Loan Parties that are parties thereto, in each case with the written consent of the Required Lenders; provided that no such agreement shall (i) increase the dollar amount of the Commitment of any Lender without the written consent of such Lender or increase the Commitments of all Lenders (other than as set forth in Section 2.20) without the consent of such Lender, (ii) reduce or forgive the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon (other than to waive default interest under Section 2.06(c)) to the extent a waiver of the underlying default giving rise to such default interest does not require a vote of all Lenders), or reduce or forgive any Fees payable hereunder, without the written consent of each Lender directly affected thereby, (iii) postpone the maturity of any Loan, or the required date of reimbursement of any LC Disbursement, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment (other than the waiver of default interest under Section 2.06(c), or postpone the scheduled date of expiration of any Commitment or postpone the scheduled date of expiration of any Letter of Credit beyond the Revolving Maturity Date, without the written consent of each Lender affected thereby, (iv) change the percentage set forth in the definition of “Required Lenders” or any other provision of any Loan Document (including this Section 11.02) specifying the number or percentage of Lenders (or Lenders of any Class) required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender (or each Lender of such Class, as the case may be), (v) release any Subsidiary Guarantor from its Guarantee (except as expressly provided in Article VII), or limit its liability in respect of such Guarantee, without the written consent of each Lender, or (vi) except as otherwise permitted herein, release all or substantially all of the Collateral from the Liens of the Security Documents or alter the relative priorities of the Obligations entitled to the Liens of the Security Documents (except in connection with securing additional Obligations equally and ratably with the other Obligations), in each case without the written consent of each Lender; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Collateral Agent, the Issuing Bank or the Swingline Lender without the prior written consent of the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Borrowers, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, the Issuing Bank and the Swingline Lender) if (x) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (y) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

(c) If, in connection with any proposed change, waiver, discharge or termination of the provisions of this Agreement that requires unanimous approval of all Lenders as contemplated by Section 11.02(b) (other than clause (iii) of such Section), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrowers shall have the right to replace such non-consenting Lender or Lenders with one or more Persons pursuant to Section 2.16 so long as at the time of such replacement each such new Lender consents to the proposed change, waiver, discharge or termination; provided further that each replaced Lender receives payment in full of the principal of and interest accrued on each Loan made by it and all other amounts owing to it or accrued for its account under this Agreement.

Section 11.03 Expenses; Indemnity.

(a) The Borrowers agrees to pay all reasonable out-of-pocket expenses (including but not limited to reasonable out-of-pocket expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) incurred by the Agents in connection with the syndication of the credit facilities provided for herein and the preparation, execution and delivery, and administration of this Agreement and the other Loan Documents, including one inventory appraisal firm (which shall be reasonably acceptable to the Lead Borrower) in connection with any Inventory Appraisal, or in connection with any amendments, modifications, enforcement costs, work-out costs, documentary taxes or waivers of the provisions hereof or thereof (whether or not the transactions hereby or thereby contemplated shall be consummated) or incurred by the Agents or any Lender in connection with the work-out, enforcement or protection of its rights in connection with this Agreement (including pursuant to Section 5.16 of this Agreement) and the other Loan Documents or in connection with the Loans made or Letters of Credit issued hereunder, including the reasonable fees, charges and disbursements of Riemer & Braunstein, LLP, counsel for the Administrative Agent and the Collateral Agent, and, in connection with any such enforcement, protection, or work-out, the fees, charges and disbursements of any other counsel for the Agents or any Lender; provided that the Borrowers shall only be required to pay for one counsel for all the Lenders to the extent no conflict arises; provided, in the event the Borrowers have a bona fide dispute with any such expenses, payment of such disputed amounts shall not be required until the earlier of the date such dispute is resolved to the reasonable satisfaction of the Borrowers or thirty (30) days after receipt of any such invoice (and any such disputed amount which is so paid shall be subject to a reservation of the Borrowers’ rights with respect thereto). The Loan Parties shall not be obligated to reimburse the allocated costs of any overhead expenses.

(b) The Loan Parties agree, jointly and severally, to indemnify the Agents, each Lender, the Issuing Bank and the Swingline Lender, each Affiliate of any of the foregoing Persons and each of their respective directors, officers, trustees, employees and agents (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, all reasonable out-of-pocket costs and any and all losses, claims, damages (other than indirect, consequential, special or punitive damages), liabilities and related out-of-pocket expenses, including reasonable counsel fees, charges, out-of-pocket expenses and disbursements, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the Transactions, (ii) any actual or proposed use of the proceeds of the Loans or issuance of Letters of Credit, (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto, or (iv) any actual or alleged presence or Release or threatened Release of Hazardous Materials, on, under or from any Property owned, leased or operated by any Loan Party, or any Environmental Claim related in any way to any Loan Party; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction to have resulted from the gross negligence, willful misconduct, or bad faith by any Indemnitee; provided, further that the Borrowers shall only be obligated to reimburse the fees and expenses for one legal counsel fee for all Indemnities (to the extent there is no conflict): provided, further, that the Loan Parties shall not be obligated to indemnify any Indemnitee for claims, losses, or liabilities related to disputes among Indemnities.

(c) The provisions of paragraph (b) of this Section 11.03 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Loans, the expiration of the Commitments, the expiration of any Letter of Credit, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Agents, the Issuing Bank or any Lender. All amounts due under this Section 11.03 shall be payable promptly (but in any event no more than 30 Business Days following) upon written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

(d) To the extent that the Borrowers fails to pay any amount required to be paid by it to the Issuing Bank or the Swingline Lender under paragraph (a) or (b) of this Section 11.03, each Lender severally agrees to pay to the Issuing Bank or the Swingline Lender, as the case may be, such Lender’s Pro Rata Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against any of the Issuing Bank or the Swingline Lender in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the total Revolving Exposure and unused Commitments at the time.

Section 11.04 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may assign to one or more Eligible Assignees (other than the Borrowers, or any Affiliate or Subsidiary thereof or any Person who is in direct competition with a Loan Party’s business) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that (i) except in the case of an assignment to a Lender, an Affiliate of a Lender or a Lender Affiliate, the Lead Borrower (except (i) after the occurrence and during the continuation of a Specified Default) and the Administrative Agent (and, in the case of an assignment of all or a portion of a Revolving Commitment or any Lender’s obligations in respect of its LC Exposure or Swingline Exposure, the Issuing Bank and the Swingline Lender) must give their prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed), (ii) except in the case of an assignment to a Lender, an Affiliate of a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5.0 million unless the Lead Borrower and the Administrative Agent otherwise consent, (iii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, except that this clause (iii) shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans, (iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, and (v) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to paragraph (d) of this Section 11.04, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement (provided that any liability of the Borrowers to such assignee under Section 2.12, 2.13 or 2.15 shall be limited to the amount, if any, that would have been payable thereunder by the Borrowers in the absence of such assignment, except to the extent any such amounts are attributable to a Change in Law occurring after the date of such assignment), and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.15 and 11.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section 11.04.

(c) The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices in the city of Boston a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive in the absence of manifest error, and the Borrowers, the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Lead Borrower, the Issuing Bank, the Collateral Agent, the Swingline Lender and any Lender (with respect to its own interest only), at any reasonable time and from time to time upon reasonable prior notice.

(d) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 11.04 and any written consent to such assignment required by paragraph (b) of this Section 11.04, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(e) Any Lender may, without the consent of the Lead Borrower, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, the Collateral Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 11.02(b) that affects such Participant. Subject to paragraph (f) of this Section 11.04, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.12, 2.13 and 2.15 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 11.04. Each Lender shall, acting for this purpose as an agent of the Borrowers, maintain at one of its offices a register for the recordation of the names and addresses of its Participants, and the amount and terms of its participations, provided that no Lender shall be required to disclose or share the information contained in such register with the Lead Borrower or any other party, except as required by Applicable Law.

(f) A Participant shall not be entitled to receive any greater payment under Section 2.12, 2.13 or 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the prior written consent of the Lead Borrower (which consent shall not be unreasonably withheld or delayed). A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.15 unless the Lead Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.15(e) and (f) as though it were a Lender.

(g) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 11.04 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In the case of any Lender that is a fund that invests in bank loans, such Lender may, without the consent of the Lead Borrower or the Administrative Agent, collaterally assign or pledge all or any portion of its rights under this Agreement, including the Loans and Notes or any other instrument evidencing its rights as a Lender under this Agreement, to any holder of, trustee for, or any other representative of holders of, obligations owed or securities issued, by such fund, as security for such obligations or securities; provided that the documentation governing or evidencing such collateral assignment or pledge shall provide that any foreclosure or similar action by such trustee or representative shall be subject to the provisions of this Section 11.04 concerning assignments and shall not be effective to transfer any rights under this Agreement or in any Loan, Note or other instrument evidencing its rights as a Lender under this Agreement unless the requirements of Section 11.04 concerning assignments are fully satisfied.

Section 11.05 Survival of Agreement. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Agents, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other Obligation is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.12, 2.14, 2.15 and 11.03 and Article X (subject to the express terms contained therein) shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Obligations, the expiration or termination of the Letters of Credit and the Commitments or the termination of this

Agreement or any provision hereof. In connection with the termination of this Agreement and the release and termination of the security interests in the Collateral, the Secured Parties may require such indemnities as they shall reasonably deem necessary or appropriate to protect the Secured Parties against (x) loss on account of credits previously applied to the Obligations that may subsequently be reversed or revoked, and (y) any obligations that may thereafter arise with respect to Hedging Agreements and the Other Liabilities.

Section 11.06 Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and the Fee Letters constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.07 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 11.08 Right of Setoff. If a Specified Default shall have occurred and be continuing, each Lender, each Participant and each of their respective Affiliates are hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, but excluding payroll, trust, and tax withholding accounts) at any time held and other obligations at any time owing by such Lender to or for the credit or the account of the Loan Parties against any of and all the obligations of the Loan Parties now or hereafter existing under this Agreement held by such Lender to the extent then due and owing; although such Obligations may otherwise be fully secured; provided that such Lender shall provided the Lead Borrower with written notice promptly after its exercise of such right of setoff. No Lender or any Affiliate shall exercise its rights under this Section without the consent of the Administrative Agent or the Required Lenders. The rights of each Lender under this Section 11.08 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

Section 11.09 Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to conflicts of law principles that would require the application of the laws of another jurisdiction.

(b) Each party hereto hereby irrevocably and unconditionally submits, for itself and its Property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, the Collateral Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section 11.09. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 11.10 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement, any other Loan Document or the transactions contemplated hereby (whether based on contract, tort or any other theory). Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.10.

Section 11.11 Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 11.12 Confidentiality. Each of the Administrative Agent, the Collateral Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates or its Lender Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential pursuant to the terms hereof), (b) to the extent requested by any regulatory authority, (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 11.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to a Borrower and its obligations, (g) with the consent of the Lead Borrower or (h) to the extent such Information (i) is publicly available, in each case at the time of disclosure or becomes publicly available other than as a result of a breach of this Section 11.12 or (ii) becomes available to the Administrative Agent, the Collateral Agent, the Issuing Bank or any Lender on a nonconfidential basis from a source other than any Borrower or any Subsidiary who does not have an obligation to keep such information confidential. For the purposes of this Section 11.12, “Information” means all information received from a Borrower or any Subsidiary relating to a Borrower or any Subsidiary or its business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by a Borrower or any Subsidiary without breaching any confidentiality provisions in favor of the Loan Parties. Any Person required to maintain the confidentiality of Information as provided in this Section 11.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 11.13 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section 11.13 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

Section 11.14 Reserved.

Section 11.15 Press Releases and Related Matters.

Each Loan Party consents to the publication by the Administrative Agent of customary trade advertising material in tombstone format relating to the financing transactions contemplated by this Agreement using any Loan Party’s name, and with the consent of the Lead

Borrower, logo or trademark. The Administrative Agent shall provide a draft reasonably in advance of any advertising material to the Lead Borrower for review and comment prior to the publication thereof. The Administrative Agent and the Lenders reserve the right to provide to industry trade organizations information necessary and customary for inclusion in league table measurements.

Section 11.16 Patriot Act.

Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of each Borrower and other information that will allow such Lender to identify such Borrower in accordance with the Act. Each Borrower is in compliance, in all material respects, with the Act. No part of the proceeds of the Revolving Loans will be used by the Loan Parties, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

Section 11.17 Foreign Asset Control Regulations.

Neither of the advance of the Revolving Loans nor the use of the proceeds of any thereof will, to the knowledge of the Loan Parties, violate the Trading With the Enemy Act (50 U.S.C. § 1 et seq., as amended) (the “Trading With the Enemy Act”) or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) (the “Foreign Assets Control Regulations”) or any enabling legislation or executive order relating thereto (which for the avoidance of doubt shall include, but shall not be limited to (a) Executive Order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the “Executive Order”) and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56)). Furthermore, none of the Loan Parties or their Subsidiaries or Persons who are their direct parent (a) is or will become a “blocked person” as described in the Executive Order, the Trading With the Enemy Act or the Foreign Assets Control Regulations or (b) knowingly engages or will engage in any dealings or transactions, or be otherwise associated, with any such “blocked person” or in any manner violative of any such order.

Section 11.18 Additional Waivers.

(a) The Obligations are the joint and several obligation of each Loan Party. To the fullest extent permitted by Applicable Law, the obligations of each Loan Party hereunder shall not be affected by (i) the failure of any Secured Party to assert any claim or demand or to enforce or exercise any right or remedy against any other Loan Party under the provisions of this Agreement, any other Loan Document or under Applicable Law, (ii) any rescission, waiver, amendment or modification of, or any release of any Loan Party from, any of the terms or provisions of, this Agreement, any other

Loan Document, or (iii) the failure to perfect any security interest in, or the release of, any of the Collateral or other security held by or on behalf of the Collateral Agent or any other Secured Party.

(b) The obligations of each Loan Party to pay the Obligations in full hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the payment in full in cash of the Obligations after the termination of all Commitments to any Loan Party under any Loan Document), including any claim of waiver, release, surrender, alteration or compromise of any of the Obligations, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Loan Party hereunder shall not be discharged or impaired or otherwise affected by the failure of any Secured Party to assert any claim or demand or to enforce any remedy under this Agreement, any other Loan Document or any other agreement, by any waiver or modification of any provision of any thereof, any default, failure or delay, willful or otherwise, in the performance of any of the Obligations, or by any other act or omission that may or might in any manner or to any extent vary the risk of any Loan Party or that would otherwise operate as a discharge of any Loan Party as a matter of law or equity (other than the payment in full in cash of all the Obligations after termination of all Commitments to any Loan Party under any Loan Document).

(c) To the fullest extent permitted by Applicable Law, each Loan Party waives any defense based on or arising out of any defense of any other Loan Party or the unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any other Loan Party, other than the payment in full in cash of all the Obligations after the termination of all Commitments to any Loan Party under any Loan Document. The Collateral Agent and the other Secured Parties may, at their election, foreclose on any security held by one or more of them by one or more judicial or nonjudicial sales, accept an assignment of any such security in lieu of foreclosure, compromise or adjust any part of the Obligations, make any other accommodation with any other Loan Party, or exercise any other right or remedy available to them against any other Loan Party, without affecting or impairing in any way the liability of any Loan Party hereunder except to the extent that all the Obligations have been indefeasibly paid in full in cash and performed in full after the termination of Commitments to any Loan Party under any Loan Document. Pursuant to Applicable Law, each Loan Party waives any defense arising out of any such election even though such election operates, pursuant to Applicable Law, to impair or to extinguish any right of reimbursement or subrogation or other right or remedy of such Loan Party against any other Loan Party, as the case may be, or any security.

(d) Except as otherwise specifically provided herein, each Loan Party is obligated to repay the Obligations as joint and several obligors under this Agreement. Upon payment by any Loan Party of any Obligations, all rights of such Loan Party against any other Loan Party arising as a result thereof by way of right of subrogation, contribution, reimbursement, indemnity or otherwise shall in all respects be subordinate and junior in right of payment to the prior payment in full in cash of all the Obligations (other than contingent indemnity obligations for then unasserted claims) and the termination of all Commitments to any Loan Party under any Loan Document. If any amount shall erroneously be paid to any Loan Party on account of (i) such subrogation, contribution, reimbursement, indemnity or similar right or (ii) any such indebtedness of any Loan Party, such amount shall be held in trust for the benefit of the Secured Parties and shall forthwith be paid to the Administrative Agent to be credited against the payment of the Obligations, whether matured or unmatured, in accordance with the terms of this Agreement and the other Loan Documents. Subject to the foregoing, to the extent that any Loan Party shall, under this Agreement as a joint and several obligor, repay any of the Obligations constituting Credit Extensions made to another Loan Party hereunder (an “Accommodation Payment”), then the Loan Party making such Accommodation Payment shall be entitled to contribution and indemnification from, and be reimbursed by, each of the other Loan Parties in an amount equal to a fraction of such Accommodation Payment, the numerator of which fraction is such other Loan Party’s Allocable Amount and the denominator of which is the sum of the Allocable Amounts of all of the Loan Parties. As of any date of determination, the “Allocable Amount” of each Loan Party shall be equal to the maximum amount of liability for Accommodation Payments which could be asserted against such Loan Party hereunder without (a) rendering such Loan Party “insolvent” within the meaning of Section 101 (31) of the Bankruptcy Code, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) leaving such Loan Party with unreasonably small capital or assets, within the meaning of Section 548 of the Bankruptcy Code, Section 4 of the UFTA, or Section 5 of the UFCA, or (c) leaving such Loan Party unable to pay its debts as they become due within the meaning of Section 548 of the Bankruptcy Code or Section 4 of the UFTA, or Section 5 of the UFCA.

(e) Without limiting the generality of the foregoing, or of any other waiver or other provision set forth in this Agreement, each Loan Party waives all rights and defenses arising out of an election of remedies by any Secured Party, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed such Secured Party’s rights of subrogation and reimbursement against such Loan Party by the operation of Applicable Law or otherwise.

(f) Each Loan Party hereby agrees to keep each other Loan Party fully apprised at all times as to the status of its business, affairs, finances, and financial condition, and its ability to perform its Obligations under the Loan Documents, and in particular as to any adverse developments with respect thereto. Each Loan Party hereby agrees to undertake to keep itself apprised at all times as to the status of the business, affairs, finances, and financial condition of each other Loan Party, and of the ability of each other Loan Party to perform its Obligations under the Loan Documents, and in particular as to any adverse developments with respect to any thereof. Each Loan Party hereby agrees, in light of the foregoing mutual covenants to inform each other, and to keep themselves and each other informed as to such matters, that the Secured Parties shall have no duty to inform any Loan Party of any information pertaining to the business, affairs, finances, or financial condition of any other Loan Party, or pertaining to the ability of any other Loan Party to perform its Obligations under the Loan Documents, even if such information is adverse, and even if such information might influence the decision of one or more of the Loan Parties to continue to be jointly and severally liable for, or to provide Collateral for, the Obligations of one or more of the other Loan Parties. To the fullest extent permitted by applicable law, each Loan Party hereby expressly waives any duty of the Secured Parties to inform any Loan Party of any such information.

Section 11.19 Existing Credit Agreement Amended and Restated. This Agreement shall amend and restate the Existing Credit Agreement in its entirety. On the Closing Date, the rights and obligations of the parties under the Existing Credit Agreement shall be subsumed within and be governed by this Agreement; provided, however, that each of the Revolving Loans and Swingline Loans (as such term is defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement on the Closing Date shall, for purposes of this Agreement, be included as Revolving Loans and Swingline Loans hereunder and all LC Exposure (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement on the Effective Date shall be LC Exposure hereunder.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BRODER BROS., CO., as Borrower

By:	/s/ David Hollister
Name:	David Hollister
Title:	Chief Financial Officer

BANK OF AMERICA, N.A.,

as Administrative Agent, Collateral Agent, Issuing Bank, a Lender and Swingline Lender

By:	/s/ Gregory Kress
Name:	Gregory Kress
Title:	Senior Vice President

LASALLE BANK MIDWEST, as a Co-Documentation Agent, an Issuing Bank and a Lender

By:	/s/ Kenneth D. Horvath
Name:	Kenneth D. Horvath
Title:	Vice President

JPMORGAN CHASE BANK, N.A., as Syndication Agent and a Lender

By:	/s/ Rufus S. Dowe, III
Name:	Rufus S. Dowe, III
Title:	Account Executive

COMERICA BANK, as a Co-Documentation Agent and a Lender

By:	/s/ Anthony F. Catania
Name:	Anthony F. Catania
Title:	Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as a Co-Documentation Agent and a Lender

By:	/s/ Jeffrey A. Skinner
Name:	Jeffrey A. Skinner
Title:	Duly Authorized Signator

WELLS FARGO FOOTHILL, LLC, as a Lender

By:	/s/ Sanat Amladi
Name:	Sanat Amladi
Title:	Vice President

ANNEX I

Applicable Margin/Fee

Level	Excess Availability	Adjusted LIBOR Rate Applicable Margin	ABR Applicable Margin	Applicable Fee
I	Greater than or equal to $60,000,000	1.00%	0%	0.25%
II	Greater than or equal to $30,000,000 but less than $60,000,000	1.25%	0%	0.25%
III	Less than $30,000,000	1.50%	0%	0.25%

On the first day of each fiscal quarter (each, an “Adjustment Date”), commencing with the fiscal quarter beginning on April 1, 2007, the Applicable Margin and Applicable Fee for that portion of the Revolving Loans not constituting Seasonal Overadvances shall be determined from such pricing grid based upon average daily Excess Availability for the most recently ended fiscal quarter immediately preceding such Adjustment Date. Each change in such Applicable Margin or Applicable Fee resulting from a change in the Excess Availability shall be effective on and after the date of delivery to the Administrative Agent of the Compliance Certificate required by Section 5.01(d). Notwithstanding the foregoing, (i)(a) the Applicable Margin shall be deemed to be 0% for ABR Revolving Borrowings and 1.25% for Eurodollar Borrowings and (b) the Applicable Fee shall be deemed to be 0.25%, in each case from the Closing Date to the date of delivery to the Administrative Agent of the Compliance Certificate required by Section 5.01(d) for the fiscal period ended on or about March 31, 2007 (even if the Excess Availability for another Level is met during such period) and (ii) at any time during which the Lead Borrower has failed to deliver the Compliance Certificate required by Section 5.01(d), the Applicable Margin and the Applicable Fee shall be deemed to be at Level III (it being understood that the Applicable Margin shall automatically revert to the applicable Level (set forth on the table above) upon the delivery of and in accordance with the results disclosed in such Compliance Certificate). For purposes of calculating interest on the Revolving Loans other than the Seasonal Overadvance, the Seasonal Overadvance shall be deemed to have been the last dollars funded and the first dollars repaid.

Annex I-1

ANNEX II

Seasonal Overadvance Applicable Margin/Fee

Level	Excess Availability	Adjusted LIBOR Rate Applicable Margin	ABR Applicable Margin	Applicable Fee
I	Greater than or equal to $60,000,000	2.25%	0.75%	0.50%
II	Greater than or equal to $30,000,000 but less than $60,000,000	2.50%	1.0%	0.50%
III	Less than $30,000,000	2.75%	1.25%	0.50%

On the first day of each fiscal quarter (each, an “Adjustment Date”), commencing with the fiscal quarter beginning on April 1, 2007, the Applicable Margin and Applicable Fee for that portion of the Revolving Loans constituting Seasonal Overadvances shall be determined from such pricing grid based upon average daily Excess Availability for the most recently ended fiscal quarter immediately preceding such Adjustment Date. Each change in such Applicable Margin or Applicable Fee resulting from a change in the Excess Availability shall be effective on and after the date of delivery to the Administrative Agent of the Compliance Certificate required by Section 5.01(d). Notwithstanding the foregoing, (i)(a) the Applicable Margin shall be deemed to be 1.0% for ABR Revolving Borrowings and 2.50% for Eurodollar Borrowings and (b) the Applicable Fee shall be deemed to be 0.50%, in each case from the Closing Date to the date of delivery to the Administrative Agent of the Compliance Certificate required by Section 5.01(d) for the fiscal period ended on or about March 31, 2007 (even if the Excess Availability for another Level is met during such period) and (ii) at any time during which the Lead Borrower has failed to deliver the Compliance Certificate required by Section 5.01(d), the Applicable Margin and the Applicable Fee shall be deemed to be at Level III (it being understood that the Applicable Margin shall automatically revert to the applicable Level (set forth on the table above) upon the delivery of and in accordance with the results disclosed in such Compliance Certificate). For purposes of calculating interest on the Seasonal Overadvance, the Seasonal Overadvance shall be deemed to have been the last dollars funded and the first dollars repaid.

Annex II-1